SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 12, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Management Proposal

Annual and Extraordinary Shareholders’ Meeting



TIMP3

TIM

Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A.

MANAGEMENT PROPOSAL

SUMMARY

01 – Notice to the Shareholders' provided for the Section 133 of the Brazilian Law No. 6,404/1976

02 – Call Notice

<u>On Annual Shareholders' Meeting:</u>

03 – Management's report

04 – Consolidated Financial Statements of the Company, dated as of December 31st, 2012

05 – Proposal Company's capital budget

06 – Proposal for the allocation of the results related to the fiscal year 2012 and distribution of dividends by the Company

07 – Composition of the Company's Board of Directors

08 – Composition of the Statutory Audit Committee

09 – Proposal of compensation for the Company's Administrators and the members of the Statutory Audit Committee of the Company, for the year of 2013.

<u>On Extraordinary Shareholders' Meeting</u>:

10 – Proposal of extension of the Cooperation and Support Agreement – CSA

- *TPART AGOE 11.04.2012 - Comparativos e Projetos 2013*
- *TPART AGOE 11.04.2013 - Beneficios 2013x2012*
- *TPART AGOE 11.04.2013 - Evaluation 2013 - Eng - vfinal*
- *TPART AGOE 11.04.2013 - Evaluation2013 Contract GAP Eng.*
- *TPART AGOE 11.04.2013 -ROADMAP2013VF - English*

- *TPART AGOE 11.04.2013 - CSA LO 1 St. Torta - Ing.*

- TPART AGOE 11.04.2013 - CSA LO 2 St. Torta - Ing.

- TPART AGOE 11.04.2013 - CSA LO Leonardos - Ingl.

- TPART AGOE 11.04.2013 - Leonardos confirmation letter

- Sexto aditivo.

11 – Proposal of amendment of the Internal Regulations of the Statutory Audit Committee of the Company.

NOTICE TO THE SHAREHOLDERS

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

The Shareholders may find at their disposal, in the Company's headquarters, located at Avenida das Américas, Nr. 3.434, Building 1, 7th floor – Part, Barra da Tijuca, in the City and State of Rio de Janeiro, as well as in the websites: www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br, the documents provided for in the Section 133 of the Brazilian Law Nr. 6,404/1976, related to the fiscal year dated as of December 31st, 2012.

Rio de Janeiro (RJ), March 11th, 2013.

ROGERIO TOSTES LIMA
Investor Relations Officer

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/MF 02.558.115/0001-21

NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders of TIM Participações S.A. ("Company") are called upon, as set forth in the Section 124 of the Brazilian Law Nr. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on April 11th, 2013, at 11 am, at the Company's head office, located at Avenida das Américas, Nr. 3,434, 1st Building, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

On Annual Shareholders` Meeting:

(1) To resolve on the management's report and the financial statements of the Company, dated as of December 31st, 2012; **(2)** To resolve on the proposed Company's capital budget; **(3)** To resolve on the management's proposal for the allocation of the results related to the fiscal year of 2012 and distribution of dividends by the Company; **(4)** To resolve on the composition of the Company's Board of Directors and to elect its regular members; **(5)** To resolve on the composition of the Statutory Audit Committee of the Company and to elect its regular and alternate members; **(6)** To resolve on the proposed compensation for the Company's Administrators and the members of the Statutory Audit Committee of the Company, for the year of 2013.

On Extraordinary Shareholders` Meeting:

(1) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party; and **(2)** To resolve on the amendment of the Internal Regulations of the Statutory Audit Committee.

General Instructions:

1. All the documents and information pertinent to the subjects to be analyzed and resolved on at the Shareholders' Meeting are at the shareholders' disposal at the Company's head office, as well as in the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.

2. The Shareholder interested in exercising its voting right in this Shareholder's Meeting may do it through the website www.tim.com.br/ri.

3. In accordance with Section 4 of CVM Instruction 481/09 and for purposes of CVM Instruction 165/91, as amended by CVM Instruction 282/98, it is informed that the minimum percentage of participation in the Company's voting capital to request the adoption of the multiple voting process in the election of the Board of Directors is of five percent (5%). It shall be noted the legal period of 48 hours before the Shareholder's Meeting to request the adoption of the multiple voting process, in accordance with the first paragraph of Section 141 of Law Nr. 6,404/76.

4. The shareholders or their qualified representatives shall observe, for participation in the Shareholders' Meeting called upon herein, the provisions set forth in the Section 126 of the Brazilian Law Nr. 6,404/1976 and the sole paragraph of the Section 12 of the Company's By-Laws. Accordingly, the shareholders to be represented at the Shareholders' Meeting shall deposit at the Company's headquarter the respective documentation which support such shareholders' representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative's identification document, in up to two (02) business days prior to the Shareholders' Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least five (05) business days prior to the Shareholders' Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Officer, Mr. Rogério Tostes Lima, Avenida das Américas, Nr. 3,434, 1st Building, 6th floor, Zip Code: 22.640-102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 11th, 2013.

Manoel Horácio Francisco da Silva
Chairman of the Board of Directors

TIM PARTICIPAÇÕES S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2012

ITEM 1

Shareholders,

In compliance with the Circular Letter CVM/SEP/Nº01/2013, and as set forth in the CVM Instruction N. 481/09, TIM Participações S.A. inform that the Management Report, the Financial Statements, the Opinions of the Independent Auditor and Statutory Audit Committee and the DFP Form, for the year of 2012, are available on the site of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission), and on the site of Investors Relations of the Company, on the links above:

http://www.cvm.gov.br/

http://ri.tim.com.br/

Rio de Janeiro, March 11th, 2013

Manoel Horácio Francisco da Silva
President of the Board of Directors

MANAGEMENT PROPOSAL OF
2013 CAPITAL BUDGET
FOR THE SUBSIDIARIES OF
TIM PARTICIPAÇÕES S/A ("COMPANY")

Dear Shareholders,

According to the provisions in paragraph two, Art. 196 of Act 6.404/76, this is to submit TIM Participações S.A. (TIM) and its subsidiaries' capital budget for the year of 2013, in the amount of three billion and six hundred million reais (R$ 3.600.000.000,00) to your approval, according to the financing sources shown below and to be approved on this date.

TIM Participações S.A. Capital budget proposal:	R$ 3.600.000.000,00
<u>Financing sources:</u>	
Own/third party's resources	R$ 3.600.000.000,00

The resources mentioned above will be invested in two main fronts, Network evolution and business development, at the following approximately rates of, 92% and 8%. Such investments will contribute to the improvement in services delivery, growth in the in the customers' base, among others.

The network's evolution includes investments stratified in 2nd, 3rd and 4th generations' access network, last mile, radio and optical fiber backhauling and backbone, in addition to the launch of residential broadband in São Paulo and Rio de Janeiro. These projects aim at extending TIM's infrastructure capacity and coverage, ensuring high quality levels and supporting the market strategies.

In the business development front, among other projects, it is highlighted the information technology projects aiming at updating and developing TIM's systems and technological platforms. The projects mentioned aim at operating and management improvements, and, mainly, the development of new and innovative products, which are the Company's brand.

Thus we propose the deliberation of the proposed capital budget above.

Rio de Janeiro, March 04th, 2013.

The Management

PROPOSAL FOR NET INCOME DESTINATION
(ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2012 amounted to R$ 1,448,887,908.07 (one billion, four hundred and forty-eight million, eight hundred and eighty-seven thousand, nine hundred and eight reais and seven cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity already declared

Net income for the fiscal year	1,448,887,908.07
Compensation of accumulated losses	-
	1,448,887,908.07
(-) Constitution of the legal reserve	(72,444,395.40)
Adjusted net income	**1,376,443,512.67**
Minimum dividends	
Minimum dividends determined as 25% of the adjusted net income	344,110,878.17
(+) Complementary dividends related to the distribution of the results	398,889,121.83
(=) Total dividends related to the distribution of the results	**743,000,000.00**
Dividends - common shares	743,000,000.00
Dividends - preferred shares	-
	743,000,000.00
Dividends' payout ratio	54%
Dividends per share (in reais)	
Common shares	0.31

3. Inform the dividends' payout ratio for the fiscal year

As previewed in our bylaws, as minimum dividends the Company must pay 25% of the 2012 adjusted net income. Furthermore, the Company's Management proposes an additional distribution of 29% of the mentioned adjusted net income, totalizing a distribution of 54% of the 2012 adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares

Dividends - Common Shares	
Minimum Dividends determined as 25% of the adjusted net income	344,110,878.17
(+) Complementary dividends related to the distribution of the results	398,889,121.83
(=) Total dividends related to the distribution of the results	**743,000,000.00**

b. The conditions and term for payment of dividends and interest on shareholders' equity

The dividends will be paid in two equal installments, the first one on June 12, 2013 and the second one on September 12, 2013, since the related distribution is approved in the Shareholders´ General Meeting. The amounts will be paid in the bank account previously indicated by each shareholder.

c. Possible interest and monetary update on dividends and interest on shareholders' equity

The second dividends' installment, to be paid on September 12, 2013, will be updated based on CDI as from June 12, 2013 until the payment date.

d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving

Date of the Shareholders´ General Meeting that will approve net income destination (April 11, 2013).

6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders' equity already declared

Not applicable.

b. Inform the respective payments' dates

Not applicable.

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2012	2011	2010
Net income for the fiscal year	1,448,887,908.07	1,281,227,722.37	2,216,909,132.18
Net income per share	0.5995	0.5660	0.8955

b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years

Minimum Dividends	**2012**	**2011**	**2010**
Minimum dividends determined as 25% of the adjusted net income	344,110,878.17	304,291,584.06	496,611,314.97
(+) Complementary dividends related to the distribution of the results	398,889,121.83	229,160,415.94	-
(=) Dividends related to the distribution of the results	**743,000,000.00**	**533,452,000.00**	**496,611,314.97**
Dividends - common shares	743,000,000.00	533,452,000.00	169,155,064.27
Dividends - preferred shares	-	-	327,456,250.70
	743,000,000.00	**533,452,000.00**	**496,611,314.97**
Dividends payout ratio	54%	44%	25%
Dividends per share (in reais)			
Common shares	0.31	0.22	0.20
Preferred shares	-	-	0.20

8. If there is destination for the legal reserve

a. Identify the amount allocated to the legal reserve

Pursuant to the Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of the net income for the constitution of the Legal Reserve, in the amount of seventy-two million, four hundred and forty-four thousand, three hundred and ninety-five reais and forty cents (R$ 72.444.395,40).

b. Detail the calculation of legal reserve

	2012	2011	2010
Net income for the fiscal year	1,448,887,908.07	1,281,227,722.37	2,216,909,132.18
Compensation of accumulated losses	-	-	(125,914,121.77)
Subtotal	1,448,887,908.07	1,281,227,722.37	2,090,995,010.41
Constitution of the legal reserve	(72,444,395.40)	(64,061,386.12)	(104,549,750.52)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

See above.

10. In regard to the the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to the Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of the adjusted net income.

b. Inform if it is being fully paid

The amount of net income related to 2012 fiscal year will be entirely paid during 2013.

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company's financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 42, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

b. Identify the amount allocated to this reserve

As previously described, until the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be destined to the statutory reserve.

c. Describe the calculation

	2012	2011	2010
Net income for the fiscal year	1,448,887,908.07	1,281,227,722.37	2,216,909,132.18
Compensation of accumulated losses	-	-	(125,914,121.77)
Subtotal	1,448,887,908.07	1,281,227,722.37	2,090,995,010.41
(-) Constitution of the legal reserve	(72,444,395.40)	(64,061,386.12)	(104,549,750.52)
Adjusted net income	1.376.443.512,67	1.217.166.336,25	1.986.445.259,89
(-) Dividends	(743,000,000.00)	(533,452,000.00)	(496,611,314.97)
(-) Amount distributed to the capital reserve	(82,400,356.85)	-	-
Amount distributed to the statutory reserve	551,043,155.82	683,714,336.25	1,489,833,944.92

15. If there are estimated retained earnings due to the Capex budget

a. Identify the withheld amount

The retained earnings are represented by the constitution of the statutory reserve in the amount of R$551,043,155.82 (five hundred and fifty one-million, forty-three thousand, one hundred and fifty-five reais and eighty-two cents).

b. Provide a copy of the Capex budget

Refer to the Management's proposal, to be approved in the General Shareholders' Meeting.

16. If there is allocation of the results to the tax incentives reserve

a. Inform the amount allocated to the reserve

R$ 82,400,356.85 (eighty-two million, four hundred thousand, three hundred and fifty-six reais and eighty-five cents).

b. Explain this allocation nature

In accordance with article 545 of Decree 3.000/99, tax amounts not paid due to exemptions or reductions related to SUDAM/SUDENE tax incentives will not be allowed to be distributed to shareholders and will constitute capital reserves of the Company. These reserves would be used only for losses absorption or capital stock increases. The subsidiary TIM Celular S.A. owns this kind of tax incentives.

Additionally, we are proposing the reclassification of tax benefits related to the previous fiscal years, regarding the same tax incentive and subject to the same rules, in the amount of R$369,001,121.15 (three hundred and sixty-nine million, one thousand, one hundred and twenty-one reais and fifteen cents) from the statutory reserve to the capital reserve.

PROPOSAL FOR COMPENSATION TO
MANAGEMENT AND THE AUDIT COMMITTEE

According to proposal submitted to the Compensation Committee and to the Board of Directors of TIM Participações S.A. ("Company") in the meetings held on February 15th and March 4th, 2013, respectively, the following compensation will be proposed to the Shareholders' Meeting.

1) Board of Directors:

Proposal of annual global compensation of one million, eight hundred and seventy eight thousand Reais (R$ 1,878,000).

2) Audit Committee:

Proposal of annual global compensation of eight hundred and seventeen thousand five hundred Reais (R$ 817,500).

3) Board of Executive Officers:

Proposal of annual global compensation of seventeen million nine hundred thousand Reais (R$ 17,900,000), and, out of this total, sixty-five percent (65%) corresponds to the fixed compensation and thirty-five percent (35%), to the variable compensation.

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

STATUTORY AUDIT COMMITTEE OPINION

The Statutory Audit Committee, in compliance with legal and statutory provisions, examined the proposed Company's capital budget and allocation of the results related to the year 2012 and the dividend distribution by the Company.

Our examinations were conducted in accordance with the legal provisions and included the analysis of the proposed Company's capital budget and allocation of the results related to the year 2012, and the dividend distribution by the Company.

Based on our examination, the information provided and the clarifications received, the Statutory Audit Committee is of the opinion that the proposed Company's capital budget and allocation of the results related to the year 2012, and the dividend distribution by the Company, above mentioned, adequately reflect the information contained in them and are in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro (RJ), 01 de março de 2013.

ALBERTO EMMANUEL WHITAKER
Chairman of the Statutory Audit Committee

OSWALDO ORSOLIN
Member of the Statutory Audit Committee

CARLOS ALBERTO CASER
Member of the Statutory Audit Committee

SAMUEL DE PAULA MATOS
Member of the Statutory Audit Committee

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

STATUTORY AUDIT COMMITTEE OPINION

The Statutory Audit Committee, in compliance with legal and statutory provisions, examined the Management Report and the Individual and consolidated Financial Statements of TIM Participações S.A. ("Company"), dated as of December 31st, 2012.

Our examinations were conducted in accordance with the legal provisions and included: (a) analysis of financial statements prepared periodically by the Company, (b) monitoring of the work done by external and internal auditors, and (c) questions about relevant actions and transactions made by the management.

Based on our examination, the information provided and the clarifications received and also considering the report of the Company's Independent Auditors, PricewaterhouseCoopers ("PwC"), the Statutory Audit Committee is of the opinion that the Management Report and the Financial Statements above mentioned, adequately reflect the information contained in them and are in conditions to be submitted to the Annual General Shareholders Meeting.

Rio de Janeiro (RJ), February 4th, 2013.

ALBERTO EMMANUEL WHITAKER
Chairman of the Statutory Audit Committee

OSWALDO ORSOLIN
Member of the Statutory Audit Committee

CARLOS ALBERTO CASER
Member of the Statutory Audit Committee

SAMUEL DE PAULA MATOS
Member of the Statutory Audit Committee

FORM IN COMPLIANCE WITH THE OBLIGATIONS OF CVM INSTRUCTIONS N. 480/2009 AND 481/2009

10. Comments of the officers

10.1. The officers shall comment on:

a. general financial and equity conditions

The year of 2012 was a very difficult and challenging year, starting with a change in the management, macroeconomics slowdown, competition increase, followed by a regulatory scrutiny and contingency allegations. Notwithstanding, TIM has demonstrated an impressive capacity to sail in turbulent period, supported by solid business grounds, an innovative marketing strategy, a surprising sales force, and, of course, a strong commitment of over 11 thousand employees. Many companies would have entered in collapse, but TIM, on the contrary, left this experience even stronger, with a solid team and a greater sense of responsibility and commitment to better serve our more than 70 million customers.

The Company ended the year with a gross debt of BRL 4,27 billions. At the end of the year, the cash equivalents of the Company totalized BRL 4,43 billions, resulting in a position of net debt of BRL-0.15 billion.

The officers understand that the Company presents financial and equity conditions enough to make front to its growth strategy and to fulfill with its short and mid term obligations.

b. capital structure and possibility of redemption of shares or membership interests, indicating:

The officers understand that the current capital structure of the Company presents conservative leverage levels . At the end of 2012, the shareholders' equity of the Company was BRL 13.83 billion and its net indebtedness was BRL-0.15 billion. In addition, the Company can generate cash enough to fulfill with its obligations, not being necessarily dependent on third parties' capital.

i. redemption hypotheses

There is no possibility of shares redemption, except those provided in the Corporations Act.

II. redemption value calculation formula

Non applicable

c. payment capacity in relation to the financial commitments assumed

The Executive Board believes to have liquidity and capital resources enough to cover the operational investments, expenses and debts incurred. The current working capital of the Company is enough for the current requirements. Its resources arising from cash and also from third parties' loans, are enough to meet the financing of its activities. The Company also believes to have capacity to contract new loans to finance investments which follow the opportunities of the sector.

In 2011, EBITDA totalized BRL 4,637 million, while the financial expense of the same period totalized BRL 449 million, and the total debt was of BRL 3,826 million. This way, the coverage level of financial expense, which measures the payment capacity of financial expense in relation to EBITDA, was of 10.3 times and the coverage level of the debt, which measures the gross indebtedness level in relation to EBITDA was of 0.82 times.

EBITDA in 2012 totalized BRL 5,010 million, while the financial expense of the same period totalized BRL 428 million and the total gross debt at the end of the period was of BRL 4,279 million. This way, the coverage level of financial expense, which measures the payment capacity of financial expense in relation to EBITDA, was of 11.7 times and the coverage level of the debt, which measures the gross indebtedness level in relation to EBITDA was 0.85 times.

d. financing sources for working capital and investment in non-current assets used

The main financing source is the generation of operational cash, supplemented by short term credit facilities with local and international banks and long termfinancing with national and international development agencies such as BNDES, BNB, BEI and SACE.

e. financing sources for working capital and for investment in non-current assets which intends to use for coverage of liquidity deficiency

For coverage of any deficiencies of future liquidity, we intend to use generation of operational cash, renegotiation of debts falling due in short term and new financings.

f. indebtedness levels and the characteristics of such debts, describing also

At the end of 2012, we presented an indebtedness level of 0.31 times (Financial Debt/Shareholders' equity). Below, we present the characteristics of our loans and financings we consider relevant:

					consolidated	
Description:	Currency	Charges	Expiration	Guarantees	2012	2011
BNDES	URTJLP	URTJLP + 1.72% to 4.80% per year	Aug/13 to Dec/19	Endorsement of TIM Part. and receivables of TIM Celular	1,894,790	1,575,385
BNDES	UMIPCA	UMIPCA + 2.62% per year	Jul/17	Endorsement of TIM Part. and receivables of TIM Celular	137,419	191,937
BNDES (PSI)	R$	2.50% to 4.50% per year	Jul/18 to Dec/19	Endorsement of TIM Part. and receivables of TIM Celular	342,079	139,591
BNB	R$	10.00% pear year	Apr/13 to Jan/16	Bank guarantee and endorsement of TIM Part.	38,743	73,735
Santander (CCB)	BRL	108.00% of CDI	Oct/12	-	-	218,363
Banco do Brasil (CCB)	BRL	106.50% of CDI	Sep/14 to Dec/14	-	354,272	-
Santander (Res. 2770)	BRL	108.00% of CDI	Dec/12	-	-	159,354
Banco BNP Paribas	USD	Libor 6M + 2.53% per year	Dec/17	Endorsement of TIM Part.	244,723	267,774
European Investment Bank (BEI)	USD	Libor 6M + 0.57% to 1.324% per year	Sep/16 to Sep/19	Bank guarantee and endorsement of TIM Part.	836,562	532,124
Bank of America (Res. 4131)	USD	Libor 3M + 1.25% per year	Sep/13	-	244,962	223,382
JP Morgan (Res. 4131)	USD	1.56% per year	Sep/13	-	205,280	187,196
Itaú (CCB)	BRL	CDI + 0.75%	Aug/14 to Sep/14	-	91,265	91,742
Total:					4,390,095	3,660,583
Current					(951,013)	(1,090,174)
Noncurrent:					3,439,082	2,570,409

The Parent company TIM Participações does not have loans and financings on December 31, 2012.
The loan contracted in foreign currency with Banco BNP Paribas, with SACE guarantee it has restrictive contractual clauses that provide the fulfilment with certain financial indexes, calculated semiannually. The subsidiary TIM Celular is meeting all required financial indexes.

The financings of TIM Celular with BNDES, obtained for the expansion of the mobile telephony network, also have restrictive contractual clauses which provide the fulfilment with certain financial indexes, calculated semiannually. The subsidiary TIM Celular is meeting all required financial indexes.

In February 2012, TIM Celular raised with BNDES the amount of BRL123 million, referring to the 3rd disbursement of the PSI (Investment Sustentation Program) financing facility signed in 2010. This program had subsidized interests rates (4.5% per year) when compared to the credit facilities available in the market and even when compared to the rates offered by BNDES itself, in other operations, with similar purposes and terms.

In December 2012, TIM Celular contracted with BNDES the increase of the total credit limit from BRL 1,510 million to BRL 3,674 million. From the total amount of BRL 2,164 million referring to the expansion of the credit limit, BRL 1,983 million are destined to finance the investments of TIM Celular and BRL 181 million to finance the investments of Intelig Telecomunicações for the years of 2012 and 2013. Still in December 2012, TIM Celular made the first release of this facility in the amount of BRL1.000 million with total term of 7 years, of which i) BRL 867 million to a cost of TJLP + 3.32% and ii) BRL 133 million referring to the first disbursement of the PSI (Investment Sustentation Program) financing facility. This program has subsidized interests rates (2.5% per year) when compared to the credit facilities available in the market and even when compared to the rates offered by BNDES itself, in other operations, with similar purposes and terms.

The operations above are fit in the scope of IAS 20 - Governmental subvention and Assistance. Therefore, by using the method of effective interests defined by IAS 39 - Financial Instruments, Recognition and Measurement, the following considerations were made: a comparative between i) the total debt value calculated based on the rates established in agreement, and ii) the total debt value calculated based on the average fees practiced by the market (fair value) was made. Based on this comparative, the subvention granted by BNDES referring to the third disbursement adjusted at fair value resulted in approximately BRL 44 million, and this amount is registered in the group of "Anticipated Revenues Government subventions LP", and shall be deffered by the useful life of the assets which is being financed and apropriated in the group of "Other subvention revenues". In August 2012 the companies TIM Fiber RJ and TIM Fiber SP (acquired by TIM Celular) renegotiated, with Banco Itaú, the cost of the Bank Credit Notes (CCB) falling due until September 2014, in the value of BRL 90 million reducing the loan interests rate from CDI + 0.90% per year to CDI + 0.75% per year

In December 2011 and July 2012, the subsidiary TIM Celular signed financing agreements with the European Investment Bank (BEI) in the value of EUR 100 million each, totalizing EUR 200 million. Although the capitation is in Euros, the contractual conditions allow, at the time of the disbursement of resources, that the Company opts for the capitation in Euros, dollars or Reais. The company has opted to use the dollar as disbursement currency. In August 2012, TIM Celular collected BRL 248 million equivalent to EUR 100 million, referring to credit facility obtained with the European Investment Bank (BEI) in December 2011 with expiration in September 2019. A swap operation was contracted, simultaneously to the loan, with intention to fully protect from the risks of exchange variation and the interests rates until the expiration of the debt. The subsidiary TIM Celular intends to withdraw the remaining EUR 100 million until the end of 2013.

In September 2012 TIM Celular previously carried out the portability of the Bank Credit Note in the value of BRL 150 million previously contracted with Santander to Banco do Brasil reducing the cost from 108% of CDI to 106.50% of CDI and extending its expiration to September 2014. In October 2012 TIM Celular carried out the portability of the Bank Credit Note in the value of BRL 50 million previously contracted with Santander to Banco do Brasil reducing the cost from 108% of CDI to 106.50% of CDI and extending its expiration to October 2014.

In December 2012 TIM Celular previously carried out the portability of the operation of transfer of funds collected abroad (CMN Resolution 2770) in the value of BRL 150 million contracted with Santander to Banco do Brasil reducing the cost from 108% of CDI to 106.50% of CDI and extending its expiration to December 2014.

The subsidiary TIM Celular has swap operations, with the purpose to fully protect from the risks of depreciation of the Brazilian Real in relation to the American dollar and partially from variations in the fair value of its financings indexed at pre-established interests rates and TJLP. However, the "*hedge* accounting" does not apply.
The loans and financings on December 31, 2012 with long term expiration obey the following schedule:

	Consolidated
2014	867,121
2015	466,101
2016	953,310
2017	503,984
2018 ahead	648,566
	3,439,082

On December 31, 2012, the Company had an obligation to comply every six months with the following financial indexes:

a) Capitalization index (PL/AT): equal or superior to 0.35;
b) Total Financial debt/EBITDA: equal or inferior to 3.00;
c) Short-term Net financial debt/EBITDA: equal or inferior to 0.35.
d) Net debt/EBITDA: equal or inferior to 2.50;
e) EBITDA/Net Financial Expenses: equal or superior to 2.25;
f) EBITDA/"*Debt Service*": equal or superior to 1.30;

The violation to any of these financial indicators shall imply in the early expiration of the relevant debt. Until the date of this Reference Form, we did not violate any of these financial indicators.

In addition to the financial indexes, there are also restrictive clauses which include:

a) Sales, acquisition, merger, fusing, spin-off or any another act which result or may result in modifications in the current corporate configuration of the Company, except those inside of the same economic group; and
b) Disposals and exchanges of assets by the Company and its subsidiary.

g. limits of use of the financings already contracted

We have a balance not yet possess an used and/or released of approximately BRL1,439.0 million referring to financings contracts already contracted.

h. significant alterations in each item of the financial statements

Our Consolidated Financial Statements

We prepared our consolidated financial statements according to accounting practices adopted in Brasil and with IFRS, issued by IASB, and our individual financial statements according to BR GAAP. The accounting practices adopted in Brazil comprise those included in the Brazilian corporate law, the rules and regulations of the Securities Commission, and the Pronouncements, Guidelines and Interpretations issued by the Brazilian Accounting Pronouncements Committee - CPC, approved by the Securities Commission - CVM, and by CFC. We reviewed our financial statements to assure that they represent the information related to the economic conditions of our business environment.

Description of the Main Lines of the Income Statement

SERVICE GROSS REVENUE

It represents the revenue arising from the provision of telecommunications services, amongst which the subscription services and use (voice revenue) and VAS (data revenue) appear.

Gross Products revenue

It represents the revenue arising from the sale of mobiles, accessories, among others.

Taxes and discounts on total revenue

It represents the expenses incurred with the taxes, fees, contributions and discounts on the telecommunications services and sales of goods.

Services Net Revenue

It represents the revenue arising from the provision of telecommunications services deducting taxes and discounts.

Products Net revenue

It represents the revenue arising from the sale of mobiles, accessories, among others, deducted taxes and discounts.

Operation Cost

It represents the costs incurred in maintenance and operation activities, and other activities directly related with the production of the service revenue and products sales, in addition to the consumption of good and/or services to produce and sell products and/or services, manage the company, finance its operations and carry out other similar activities.

Net financial income

It represents the balance between the capital compensation obtained in financial operations and the expenses incurred with the compensation of loans and financings obtained with third parties.

Profit before taxes

It represents the net profits of the Company before the provision by way of income tax, and by way of social contribution on the profit of the period, assessed according to accrual basis, as well as on additions of temporary differences between the accounting profit and real profit.

Net Profit

It represents the operational profit deduced from financial revenues and expenses, and from the income tax and social contribution. It represents the revenue calculation after operation costs and expenses, depreciation and amortization, interests, taxes and other expenses.

Net Margin

It represents the net profit margin of the result on the total net revenue of the Company.

Consolidated income statement for the fiscal year ended in December 31, 2012 compared to the consolidated income statement for the fiscal year ended in December 31, 2011

The table below presents the values related to the consolidated income statements for the fiscal years ended on December 31, 2012 and 2011.

Fiscal year ended on December 31, 2012 / 2011

DESCRIPTION	2012	2011	% YoY
R$ thousands			
Gross Revenues	**27,755,813**	**24,757,565**	**12.1%**
Telecommunications Services	**24,350,086**	**22,217,049**	**9.6%**
Mobile	**22,879,828**	**20,691,604**	**10.6%**
Usage and Monthly fee	11,086,671	10,264,715	8.0%
Value added services - VAS	4,404,832	3,166,437	39.1%
Long distance	3,217,921	3,181,215	1.2%
Interconnection	3,969,138	3,849,408	3.1%
Others	201,264	229,829	-12.4%
Fixed	**1,470,259**	**1,525,445**	**-3.6%**
Products	**3,405,726**	**2,540,517**	**34.1%**
Discounts and deductions	**(8,991,865)**	**(7,671,589)**	**17.2%**
Taxes and discounts on services	(7,930,128)	(6,863,821)	15.5%
Taxes and discounts on handset sales	(1,061,738)	(807,768)	31.4%
Net Revenues	**18,763,947**	**17,085,976**	**9.8%**
Services	**16,419,958**	**15,353,228**	**6.9%**
Products	**2,343,989**	**1,732,748**	**35.3%**
Operating Expenses	**(13,753,914)**	**(12,427,669)**	**10.7%**
Personnel expenses	(729,032)	(632,828)	15.2%
Selling & marketing expenses	(3,842,934)	(3,933,753)	-2.3%
Network & interconnection	(5,352,395)	(4,722,261)	13.3%
General & administrative	(551,393)	(502,640)	9.7%
Cost Of Goods Sold	(2,604,978)	(2,062,552)	26.3%
Bad Debt	(250,972)	(231,529)	8.4%
Other operational revenues (expenses)	(422,211)	(342,105)	23.4%
EBITDA	**5,010,033**	**4,658,307**	**7.6%**
EBITDA Margin	26.7%	27.3%	-56bps
Depreciation & amortization	**(2,688,588)**	**(2,595,968)**	**3.6%**
Depreciation	(1,458,563)	(1,398,610)	4.3%
Amortization	(1,230,025)	(1,197,358)	2.7%
EBIT	**2,321,445**	**2,062,339**	**12.6%**
EBIT Margin	12.4%	12.1%	30bps
Net Financial Results	**(167,965)**	**(238,857)**	**-29.7%**
Financial expenses	(428,116)	(448,779)	-4.6%
Financial income	304,034	310,521	-2.1%
Net exchange variation	(43,883)	(100,600)	-56.4%
Income before taxes	**2,153,480**	**1,823,481**	**18.1%**
Income tax and social contribution	(704,592)	(545,636)	29.1%
Net Income	**1,448,888**	**1,277,845**	**13.4%**

GROSS REVENUE

In the full year of 2012, the total gross revenue reached BRL 27.755 millions, an increase of 12.1% compared to 2011. The services gross revenue increased 9.6% comparative to the previous year, reaching BRL 24.350 million in 2012. The products gross revenue totalized BRL3.405 million, a strong annual increase of 34.1%.

SERVICE GROSS REVENUE

Our service gross revenue increased BRL2.133 millions or 9.6%, changing from BRL 22.217 million in the fiscal year ended on December 31, 2011, to BRL 24.350 million in the fiscal year ended on December 31, 2012.

Mobile Services and Other Revenues. Our mobile services account and other revenues increased BRL 2.188 million or 10.6%, changing from BRL 20.691 million in the fiscal year ended on December 31, 2011, to BRL 22.879 million in the fiscal year ended on December 31, 2011 as a result of:

- *Subscription and use.* Our subscription and use account increased 8.0% or BRL 0.821 million, registering BRL11.086 millions in the fiscal year ended on December 31, 2012, against the BRL 10.264 million registered in the fiscal year ended on December 31, 2011. Such increase is basically explained for the increase of the proportion of post-paid subscribers in the subscribers basis.

- *VAS - Additional Services.* Our VAS account - additional services registered an increase of 39.1% or BRL 1.238 million, changing from BRL 3.166 million in the fiscal year ended on December 31, 2011, to BRL 4.404 million in the fiscal year ended on December 31, 2012. Such increase results mainly from an increase in our clients basis, both voice and data, and from an expansion of our products and services.

- *Long Distance.* Our long distance account increased BRL 36,7 million or 1.2%, changing from BRL 3.181 million in the fiscal year ended on December 31 2011, to BRL3.217 million in the fiscal year ended on December 31, 2012. Such result is explained by our efforts to facilitate the use of our long-distance call service by means of low cost services packages, such as Liberty and Infinity.

- *Interconnection.* Our interconnection account registered an increase of BRL 120 million or 3.1% changing from BRL 3.849 million in the fiscal year ended on December 31, 2011, to BRL 3,969 million in the fiscal year ended on December 31, 2012. Such increase can be explained by the increase of incoming SMS as a result of the strong adhesion to the data plans of the Company.

Fixed Services and Other Revenues. Our fixed services account and other revenues decreased BRL 55 million or 3.6%, chenging from BRL 1,525 million in the fiscal year ended on December 31, 2011, to BRL 1,469 million in the fiscal year ended on December 31, 2012.

Gross Products revenue

The products gross revenue totalized BRL3.405 million, a strong annual increase of 34.1% compared to 2011. This increase was stimulated mainly by the improvement of the mix of devices sold in the year, with great part of the total sales (73%) being of smartphones or webphones, which is also evidenced by the increase of the penetration of high profile telephones (43.1% in 2012 vs 26.6% in 2011).

Taxes and Discounts on Total Revenue

Our taxes and discounts on total revenue increased BRL1,320 million or 17.2%, changing from BRL 7,671 million in the fiscal year ended on December 31, 2011, to BRL 8,991 million in the fiscal year ended on December 31, 2012. Such increase of our taxes and discounts on total prescription resulted from the increase of our products and services revenues.

Operation Costs and Expenses

The total operational costs and expenses increased 10.7% in the year reaching BRL 13.753 in 2012.

- *Staff Cost.* The staff expenses reached BRL729 millions in 2012, an increase of 15.2% in comparison with the same period of the last year, largely explained by the increase in the number of employees

- *Commercialization.* The expenses with sales and marketing totalized BRL 3.843 million, 2.3% less when compared to the same the period of the last year, and largely affected by a lesser cost with Fistel taxation, given a more rigid disconnection policy and efficiencies in commissioning costs. It is worth to remember that we had a period of 11 days of sales suspension.

- *Net and interconnection.* totalized BRL 5.352 million in 2012, an increase of 13.3% when compared with the previous year. This result was widely affected by interconnections growth both fixed and mobile from (i) the increase of minutes with the sudden increase of the subscribers basis, and (ii) Infinity Torpedo, that pressures the use of SMS in a concept" pay per day" for pre-paid. *General and Administrative.* totalized BRL 551 million in 2012, sufficiently steady when compared to 2011. The relation with the net revenue was of 2.4% in 2012 against 2.9% in 2010, a efficiency gain of 0.5% in EBITDA margin.

- *Cost of products sold.* Our cost of the products sold was of BRL 2.604 million, representing an increase of 26.3% or BRL 542 million in the fiscal year ended on December 31, 2012, on BRL 2.062 million incurred in the year ended on December 31, 2011. The increase is attributed to the discontinuity of the policy of concession of subsidies in the sale of devices and to the alteration of the mix of devices sold, with significant increase of *smartphones or webphones*.

- *Allowance for bad debtors.* presented an increase of about 8.4% due to the improvement of the credit policies, including the discontinuity of the policy of subsidy in the sale of devices, which attracts customers with better payment profile.

- *Other operational revenues (expenses).* reached BRL 422 million in 2012, BRL80 million more than in the previous year due mainly to three reasons: (i) organic increase of FUST/FUNTTEL, given the increase of the Gross revenue, (ii) to retroactive adjustments made in the calculation basis of FUST/FUNTTEL in 2011, and (iii) to two nonrecurring events occurred in 3Q12, totalizing BRL 42 million (allowance for loss of advertisement credit in the value of BRL 16.1 million and the allowance for the administrative proceedings of ANATEL, totalizing BRL 26 million).

Main alterations in the equity accounts

Consolidated balance sheet on December 31, 2012 compared with the consolidated balance sheet on December 31, 2011

Assets	2012	AV %	2011	AV %	2012/2011 Var(%)
Current	**9,968**	38.18%	**8,286**	35.21%	20.30%
Cash, Banks and Financial Investments	4,430	16.97%	3,263	13.86%	35.76%
Financial investments	1	0.00%	2	0.01%	-59.48%
Accounts Receivable	3,651	13.98%	3,286	13.96%	11.11%
Inventories	269	1.03%	273	1.16%	-1.47%
Indirect taxes and contributions to recover	906	3.47%	608	2.58%	49.02%
Direct taxes and contributions to recover	331	1.27%	616	2.62%	-46.25%
prepaid expenses	180	0.69%	113	0.48%	59.35%
Transactions with derivatives	105	0.40%	56	0.24%	87.36%
Other assets	95	0.36%	69	0.29%	37.66%
Noncurrent	**16,141**	61.82%	**15,248**	64.79%	5.86%
Non-current receivables		0.00%	**0**	0.00%	
Financial investments	22	0.08%	26	0.11%	-15.61%
Accounts Receivable	61	0.23%	60	0.25%	2.67%
Indirect taxes to recover	215	0.82%	376	1.60%	-42.82%
Direct taxes to recover	22	0.08%	23	0.10%	-4.75%
Deferred income tax and social contribution	1,252	4.80%	1,490	6.33%	-15.95%
Deposits in court	821	3.15%	608	2.58%	35.17%
prepaid expenses	94	0.36%	93	0.39%	1.25%
Transactions with derivatives	84	0.32%	65	0.28%	28.75%
Other assets	14	0.05%	14	0.06%	1.13%
Permanent			-	0.00%	
Investments	0		0	0.00%	
Fixed	7,567	28.98%	6.732	28.61%	12.39%
Intangível	5,989	22.94%	5.761	24.48%	3.96%
Assets total	26,109		23,534		

Liabilities	2012	AV %	2011		2012/2011 Var(%)
Current	**7,375**		**6,826**		
Loans and financing	951	3.64%	1,090	4.63%	-12.76%
Transactions with Derivatives	42	0.16%	77	0.33%	-45.41%
Suppliers	4,293	16.44%	3,709	15.76%	15.74%
Labor obligations	133	0.51%	146	0.62%	-8.59%
Indirect taxes to collect	635	2.43%	694	2.95%	-8.45%
Direct taxes to collect	205	0.78%	454	1.93%	-54.88%
Dividends and JSCP (interests on own capital) payable	373	1.43%	326	1.39%	14.37%
Authorizations payable	370	1.42%	42	0.18%	771.25%
Other liabilities	373	1.43%	287	1.22%	29.87%
Noncurrent	**4,900**		**3,754**		
Loans and financing	3,439	13.17%	2,570	10.92%	33.80%
Transactions with derivatives	36	0.14%	89	0.38%	-59.42%
Indirect taxes to collect	246	0.94%	143	0.61%	72.21%
Direct taxes to collect	176	0.67%	167	0.71%	5.04%
Deferred income tax and social contribution	196	0.75%	145	0.62%	34.94%
Allowance for contingencies	311	1.19%	230	0.98%	35.62%
Actuarial liabilities	4	0.02%	3	0.01%	61.06%
Obligations from assets discontinuity	299	1.14%	262	1.11%	14.08%
Other liabilities	192	0.74%	145	0.61%	32.84%
Shareholders" Equity	**13,833**		**12,953**		
Capital stock	9,840	37.69%	9,840	41.81%	0.00%
Capital reserve	387	1.48%	384	1.63%	0.65%
Special reserves	0	0.00%	0	0.00%	
Profit reserves	3,609	13.83%	2,732	11.61%	32.10%
Retained Losses	0	0.00%	0	0.00%	
Treasury shares	-3	-0.01%	-3	-0.01%	0.00%
Profit (loss) of the year	0	0.00%	0	0.00%	
Liabilities total	26,108		23,533		

Current Assets

The current assets was of BRL 9.967 million on December 31, 2012 compared with BRL8.287 million on December 31, 2011. This represents an increase of 20.2%, or BRL1.680 million. As percentage of the assets total, the current assets represent 35.3% on December 31, 2011, and 32.7% on December 31, 2010.

The main variations of the current assets refer to the increase of the operations of the Company in 2011. Basically, the highest volume of sales generated important cash additions (BRL 1.167 million) and in the balances of accounts receivable (BRL 365 million) when compared to the balances of 2012 and 2011.

Noncurrent assets

The noncurrent asset was of BRL 16.141 million on December 31, 2012 and BRL 15.247 million on December 31, 2011, representing an increase of 5.8%, or BRL 894 million. As percentage of the assets total, the noncurrent assets changed to 61.82% on December 31, 2012 in comparison to a percentage of 64.79% on December 31, 2011.

This increase occurred basically in function of the investments carried out to make front to the greater demand of services from the clients and to the acquisition of 4G licenses. In net basis, the permanent assets were responsible for BRL 1.062 of increase of the noncurrent assets.

Current Liabilities

The current assets was of BRL 7,375 million on December 31, 2012 compared with BRL6,826 million on December 31, 2011. This represents an increase of 804%, or BRL 549 million. As percentage of the liabilities total and shareholders' equity, the current liabilities changed to 28.25% on December 31, 2012 in comparison to a percentage of 29.1% on December 31, 2011.

The main variations of the current liabilities in the period were as follows:

- increase of the account payable balance to the suppliers, mainly network suppliers, as a result of the highest volume of investments carried out by the Company; and
- increase in the balance of the authorizations payable, mainly due to radiofrequency acquisitions destined to the 4th Generation of SMP and to the 450 MHz band of the STFC service.

Non-Current Liabilities

The non-current liabilities was of BRL 4,900 million on December 31, 2012 compared with a balance of BRL 3,754 million on December 31, 2011. This represents an addition of 30.53% or BRL 1,146 million. As percentage of the liabilities total and shareholders' equity, the noncurrent liabilities changed to 18.77% on December 31, 2012 in comparison to a percentage of 115.95% on December 31, 2011. The main impact in the group of accounts can be verified in the loans and financings account due mainly to the capitations carried out for the Company throughout 2012.

Shareholders" Equity

The shareholders' equity was of BRL 13,832 million on December 31, 2012 in comparison to a balance of BRL 12,953 million on December 31, 2011, representing an increase of BRL 876 million. Such increase refers mainly to the increase of the balance of the profits reserve account.

Fiscal years ended on December 31, 2011 and on December 31, 2010

	2012	2011	Var 2012/2011 (%)
Operational activities			
Profit before IT and CSSL (social contrib. on net profit)	**2,153,480**	1,823,481	18.10%
Adjustments to reconcile the income to the net cash generated by the operational activities:			
Depreciation and amortization	**2,688,588**	2,595,968	3.57%
Income of equity method (Note 16)	-	-	
Residual value of fixed and intangible written off	**13,927**	20,904	-33.38%
Interests of obligations from assets discontinuity	**2,617**	-1,144	-328.76%
Allowance (reversion) for contingencies	**237,972**	175,653	35.48%
Adjustment for inflation in deposits in court and contingencies	**33,494**	-13,954	-340.03%
interests and monetary and exchange variation on loans	**276,067**	371,205	-25.63%
Interest on financial investments	**-153,026**	-205,408	-25.50%
Allowance for credits of doubtful liquidation (note 8)	**250,972**	231,529	8.40%
Purchase Options (note 28)	**2,511**	3,929	-36.09%
Deferred income tax and social contribution w/o pension plan	**-1,417**	-	
Other financial adjustments	**8,813**	88,158	-90.00%
	5,513,998	**5,090,321**	**8.32%**
Reduction (increase) of the operational assets			
Accounts receivable	**-541,421**	-782,853	-30.84%
Taxes and contributions to recover	**197,651**	-376,974	-152.43%
Inventories	**4,026**	-39,379	-110.22%
prepaid expenses	**-68,342**	-11,418	498.55%
Dividends received		-	
Deposits in court	**-181,383**	-185,610	-2.28%
Other current and noncurrent assets	**-24,501**	33,400	-173.36%
Increase (reduction) of the operational liabilities			
Labor obligations	**-12,520**	11,606	-207.88%
Suppliers	**550,594**	573,532	-4.00%
Taxes , fees and contributions	**-625,864**	63,387	-1087.37%
Authorizations payable	**327,162**	2,122	15317.62%
Allowance for contingencies	**-222,000**	-218,105	1.79%
Other long term and short term liabilities	**47,769**	-5,849	-916.70%
Net cash generated by the operational activities	**4,965,169**	4,154,180	**19.52%**
investments Activities			
capital Increase of TIM Celular (note 16)	-	-	
Acquisition of TIM Fiber RJ and TIM Fiber SP (note 48)	-	-1,529,588	
Capital Increase of subsidiary Intelig	-	-	
Financial assets at fair value by the income;	**158,127**	211,151	-25.11%
Additions to the fixed and intangible asset	**-3,764,726**	-3,027,113	24.37%
obligations from assets discontinuity	**34,273**	7,324	367.95%
Cash from the acquisition of TIM Fiber RJ and TIM Fiber SP (note 47)			
Net cash applied in investment activities		18,973	-100.00%
	- **3,572,326**	- **4,319,253**	**-17.29%**
Financing activities			
Capital increase (note 27)	-	1,722,222	
Costs with issue of shares (note 27)	-	-47,117	
Treasury shares (note 27)	-	-3,369	
New loans	**1,694,750**	892,866	89.81%
Loans Amortization	**-1,323,243**	-939,119	40.90%
Reimbursement to shareholders - TIM Fiber RJ S.A. shares grouping	**-549**	-	
Transactions with derivatives	**-73,593**	-87,433	-15.83%
Dividends paid	**-523,283**	-486,354	7.59%
Net cash generated (used) by financing activities	- **225,918**	**1,051,696**	**-121.48%**
Increase (reduction) in cash and cash equivalents	**1,166,925**	**886,623**	**31.61%**
Cash and cash equivalents at the beginning of the year	3,262,855	2,376,232	37.31%
Cash and cash equivalents at the end of the year	**4,429,780**	**3,262,855**	**35.76%**

Operational activities

net cash generated by the operational activities was of BRL 4.965 millions in the year ended on December 31, 2012 compared to BRL 4.194 million in the year ended on December 31, 2011. This represents an increase in BRL 501 million of the cash generation or 18.3%.

The cash generated by our invoicing is applied mainly to our main business line. The cash generation finances part of the acquisitions of Capex, as item" Investments Activities" below. Additionally, the cash is used for acquisition of inventories, payment of employees, payment of taxes and fees, amortization of financings and profit sharing.

investments Activities

The net cash used in the investment activities was of BRL 3.572 million in the year ended on December 31, 2012, compared to BRL 4.319 million in the year ended on December 31, 2011, representing a lesser use in 2012 in the value of BRL 747 million.

The year of 2012 was a year extremely important for the consolidation of our network. Additionally, TIM acquired 7 lots, with an offer of BRL 382.2 million, resulting in an average premium of 7.28% on the minimum value. Our participation was guided by the rules in the allocation of funds, where we searched to adjust the acquisition of radiofrequency sub-band to the industrial reality, preparing ourselves for the growth of the mobile data market which will be stimulated by the 4G technology.

The auction was a very important for the mobile telephony sector of the country. TIM commemorates the result, fruit of a clear strategy of balance between frequency cost and investment in network.

Financing Activities

The net cash used by the financing activities was of BRL 226 million in the year ended on December 31, 2012. The activities were deficit mainly by virtue of the amortization of loans, in the value of BRL 1,323 million and due to the fact of not having a capital increase as in 2011. In 2011 the balance of the financing activities was a surplus due to the capital contribution through public offer of primary distribution, at the time of the migration to New Market, with an increase of BRL 1,722 million. In total, BRL 939 million of loans and financings were amortized in that year.

10.2. The officers should comment:

a. results from the operations of the issuer, especially:

i. description of any important components of the revenue

The Company generates its revenues in local currency, from the use of the telecommunication services with mobile, fixed telephony, long distance calls in addition to value added services (which also include the transmission of data). Another important component of the revenue is the use of the network or interconnection revenue, arising out of the amount charged to other carriers for termination of traffic in the Company's network. The revenue from devices also integrates the group of revenues, related to the sale of cellular handsets and mini-modems for internet connection.

The revenue from use tends to accompany the growth of the client base, the volume of use and the tariff collected for this service. On the other hand, the component of use of the network follows volume of incoming traffic in the network and the interconnection tariff charged. This revenue has been presenting a trend of decrease in the last quarters by virtue of greater concentration of intra-network traffic, in line with the market trend. The Company's revenue from devices reverted the trend of decrease and had an increase reflecting the new focus in the approach of data for the prepaid segment with the sale of non-subsidized devices at accessible prices which allow a better experience of browsing on the internet.

Below is a table with the breakdown of the main lines of revenue for the periods referring to the second quarter ended December 31, 2012 and 2011:

Description	2012	2011	% Y/Y
Total Gross Revenue	**27,755,813**	**24,757,565**	**12%**
Gross Telecommunications Revenue	**24,350,086**	**22,217,049**	**10%**
Mobile Services Gross Revenue	**22,879,828**	**20,691,604**	**11%**
Subscription and use	11,086,671	10,264,715	8%
Value Added Services - VAS	4,404,832	3,166,437	39%
Long Distance	3,217,921	3,181,215	1%
Interconnection	3,969,138	3,849,408	3%
Other Mobile Revenues	201,264	229,829	-12%
Fixed Services Gross Revenue	**1,469,795**	**1,525,445**	**-4%**
Gross Revenues from Goods	**3,405,726**	**2,540,517**	**34%**
Taxes and Discounts	**(8,991,865)**	**(7,671,589)**	**17%**
Taxes and discounts on services	**-7,930,128**	**-6,863,821**	**16%**
Taxes and discounts on the sale of goods	**-1,061,738**	**-807,768**	**31%**
Total Net Revenue	**18,763,947**	**17,085,976**	**10%**
Net Revenue from Services	**16,419,958**	**15,353,228**	**7%**
Net Revenue from Products	**2,343,989**	**1,732,748**	**35%**

ii. factors that materially affect operating income

Economic environment

In 2012, the world economy continued to suffer with the fiscal crises of the United States and Europe. Although the risks of rupture have considerably decreased in the last months, the economic scenario for the USA and Europe continues to inspire caution. International growth tends to continue slow and divergent, with developed countries growing less than emerging ones. In particular, the recession in the Euro Zone should continue to be of concern, while in the USA, the expansion must be positive, but insufficient to bring employment and inflation to the levels tolerated by the Federal Reserve.
In Brazil, the year 2012 maintained the same trend observed in 2011, with continuous falls in the projections for GDP (expected GDP 0.98%). The internal market proved weaker than in 2011 due

especially to the deceleration of the credit market as a response to the increase in defaults, the larger indebtedness of families and the lack of response to government stimuli by investments. The SELIC rate (benchmark interest rate) and the foreign exchange were used to drive growth in Brazil, consequently maintaining inflation at a level above the target.

The official inflation rate of the country, the IPCA (Extended Consumer Price Index), has been recording its highest levels since 2004, beating the already high inflation of last year, Brazilian inflation ended 2012 with an increase of 5.8% below the target stipulated by the Central Bank of 6.5%. After closing 2011 at 11%, the SELIC was reduced several times and ended 2012 at 7.25%, the lowest historical level.

In relation to domestic demand, low unemployment and the expansion of the domestic market have remained at quite high levels, being the main cause generating the inflation seen in Brazil in 2012. Moreover, a number of measures have been adopted to keep consumption and investment high. With respect to the foreign exchange topic, the government has been fighting an intense battle to contain the appreciation of the Real. In addition to practically daily interventions in the foreign exchange market buying dollars, the government also adopted several measures to contain the depreciation of the dollar with the increase of IOF (Tax on Financial Transactions) for transactions with foreign exchange and restrictive measures in relation to speculative capital. With such measures, the US currency appreciated by 8.5%. Another fact that helped the appreciation of the US currency was the economic instability in the USA and Europe.

The balance of trade closed the year with an accumulated surplus of US$ 19.5 billion in 2012, a reduction of 34.7% in comparison with 2011. Such decline can be explained by the reduction in the line of exports by approximately US$ 13 billion motivated by the weak pace of global consumption in 2012.

The telecommunications sector

For the mobile telecommunications sector, the year 2012 was of continued expansion of the market, but at a slower pace. The Brazilian market grew 8.1% in 2012, from a rate of penetration of 123. 9% in 2011 to 132.8% in 2012, maintaining its position as the fifth largest market in the world. The total number of lines reached 261.8 million lines.

The largest part of the growth continues to be concentrated in the prepaid segment which reached 210.8 million accesses (+6.4% Y/Y) representing 80.5% of the total market. The postpaid segment reached 51 million lines, an expansion of 15.6% Y/Y. The key factors for the growth of both sectors were the favorable economic scenario with the expansion of credit, better distribution of income (with part of the population migrating from classes D and E to C) and competition in the Brazilian cellular telephony market.

According to data published by Anatel, in 2012, the fixed telephony sector had a slight growth of 2.1% when compared to the previous year, closing the period with 42.9 million accesses, which represents penetration of approximately 22 lines for every 100 domiciles.

Particularities of the sector

Mobile telephony in Brazil is characterized by a sector which is considered private where the prices and tariffs practised are regulated by the market. ANATEL functions as an agency that regulates all sectors of telecommunications in Brazil, with the mission of "promoting the development of telecommunications in Brazil so as to endow it with a modern and efficient infrastructure of telecommunications, capable of offering adequate, diversified services to society at fair prices, throughout the domestic territory".

In the competitive environment, the Brazilian mobile telephony sector is one of the most competitive in the world, being one of the few to have four competitors with national presence and with market share between 18% and 30%. The strong movement of competition in the market implies greater pressure on margins on account of commercial expenses with advertising, commissions and subsidy. The practice of subsidy as a competition tool has been gradually abandoned by the majority of operators,

being replaced by offers more focused on the use of the service. The recent movement has permitted a reduction of the price of tariffs which are offset by greater use. The Company accelerated in this path in 2011 practically abandoning the tool of subsidies for devices and turning the focus to stimulus for use. In 2012, the company maintained this approach being even more aggressive in the sale of *smart/webphones*, to increase the penetration of such devices appliances in the client base to encourage the use of data.

Being capital-intensive is also one of the main characteristics of the telecommunications industry. In order to support the increase in network traffic over the years, substantial investments in technology and infrastructure are necessary to ensure scale and quality of the services provided.

As a provider of a fundamental service for the socio-economic development of Brazil, the Company strongly believes that Brazil is consolidating itself in a prominent position in the world's economic scenario and is please to be able to contribute to the development of the country's infrastructure, promoting the universalization of telecommunication services. The Company reaffirms its commitment of investment in 2013 and the unceasing search for more and better services, seeking to meet all the needs of all its *shareholders*.

Regulation in the sector

The telecommunications sector is submitted to the regulation of the Brazilian National Telecommunications Agency – ANATEL, a special agency linked to the Ministry of Communications, which has autonomous and independent management. ANATEL is responsible for issuing rules concerning the provision of telecommunication services and the relationship among the different providers, pursuant to the terms of the General Law of Telecommunications (Law No. 9.472, of July 16, 1997).

Specifically regarding the operating activities of the Company and of Intelig, ANATEL developed strict regulation on the provision of mobile communication services (Personal Mobile Service – SMP), of fixed telephony (Switched Fixed Telephone Service – STFC) and of transmission of data (Multimedia Communication Service– SCM).

In view of the substantial dynamism of the sector, especially on account of the accelerated technological advances experienced by the providers, especially in the scope of SMP, the rules published by ANATEL are subject to periodical updating.

So as to share the planning of its actions with society and optimize the performance of the public policies established by the Executive Branch, ANATEL approved the General Plan of Updating of the Telecommunications Regulation in Brazil – PGR (Resolution No. 516/2008). In the PGR, ANATEL establishes short, medium and long term actions, defined, respectively as 2, 5 and 10 years.

This process of normative adjustment takes into consideration the technical analyses of the specialized areas of ANATEL and the discussions arising out of Public Hearings, by means of which the proposals of updating of regulation are debated among ANATEL, the Public Authorities and society in general, always followed very closely by the Company.

This normative adjustment process takes into consideration the technical analyses of the specialized areas of Anatel and the discussions arising out of Public Hearings, by means of which the proposals for updating regulation are debated by Anatel, the Public Authorities and society at large, always followed very closely by TIM. [sic]
The publication of Presidential Decree No. 7.512, of June 30, 2011, established important milestones for the sector, such as the bidding procedure for fourth generation radiofrequencies, whose Call for Bids Notice is under Public Hearing procedure, and the determination of broadband quality targets, which implied a new regulation of SMP and SCM, establishing quality parameters for the provision of Fixed and Mobile broadband, in stage of implementation by a Group formed by companies and Anatel, whose full adaptation will demand new investments.

VU-M and the Wholesale Market

Interconnection among providers of telecommunication services is mandatory, allowing users of different telecommunication services of collective interest (especially, STFC, SMP and Specialized Mobile Service – SME) to originate and terminate calls among networks of different providers.

In the case of SMP, ANATEL established that, whenever their network is used to originate or terminate calls, the providers shall be entitled to receive the Value of Use of SMP Network (VU-M), freely agreed among the related parties.

In the scope of its participation in Bidding Procedure No. 002/2007/SPV, which ensured authorizations for the use of radiofrequencies in the 3G sub-ranges, ANATEL determined to TIM the adoption of a single VU-M per Region of the General Plan of SMP Authorizations – PGA, effective from November 1, 2010, freely agreed among the providers (Order No. 8.849/2009-CD).

In October 2011, Anatel approved Resolution No. 576/2011, which establishes a mechanism of reduction of the values of fixed-to-mobile calls of the STFC concessionaires (VC-1), by means of the application of a reducing factor of 18% in February 2012, 12% in 2013, and 10% in 2014, on the Index of Telecommunication Services – IST. Considering that said Regulation imputes that the full nominal reduction of the VC-1 shall be passed on to the VU-M, the negative readjustment of VC-1 tariffs should be accompanied by new negotiations for an agreement on the VU-M of the SMP providers.

In compliance with said rules Anatel established, through Act No. 486/2012, the first reduction of the VC-1 of the STFC concessionaires, with effects from February 25, 2012. Moreover, considering that the providers were not successful in negotiating new VU-M values, the Agency fixed new remuneration values of the networks of SMP providers for calls originated in the networks of the concessionaires, also with effects from February 25, 2012 (Act No. 1.055/2012, subsequently rectified by Act No. 1.480/2012).

Because it understood that the reduction of the VU-M, such as determined by Anatel, did not take into consideration the need to preserve the competition in the market of SMP, TIM filed an administrative appeal against the relevant acts. To this same effect and considering, moreover, the deadlock in the negotiations for agreeing their VU-M values with the other providers, TIM began arbitration proceedings with Anatel.

In December 2012, as the Board of the Agency rejected the appeals of TIM and maintained the levels of VU-M fixed by means of Act No. 1.055/2012, such as rectified by Act No. 1.480/2012, TIM requested to the Commission for Interconnection Arbitration of the Agency the confirmation of these same values for its interconnection relationship with the other providers (in some cases, the negotiations for reaching an agreement on such values were resumed).

Notwithstanding, in light of news that the reduction of the VC-1 of STFC concessionaires was (or may be) cancelled by force of judicial remedies obtained by such providers, TIM has been preparing for such cases – including by means of administrative measures with Anatel – to defend its right to the VU-M previously in force in the relevant interconnection relationships.

On the other hand, concerning another wholesale market of significant interest to TIM, Anatel published in May 2012, as a result of Public Hearing No. 50/2010, Resolution No. 590/2012, which approved the new Regulation of Industrial Exploitation of Dedicated Lines– EILD (REILD), regulating mechanisms for optimization of the operating structure for contracting of transmission circuits, so as to increase the transparency of contracting costs and allow isonomic treatment to the independent providers of Groups of concessionaires. Indeed, the new REILD represented a significant advance, to the extent that it established, especially, (i) more effective rules on the definition of projects as Standard EILD or Special EILD, as well as deadlines for contracting and beginning of supply, and (ii) specific procedure for resolution of conflicts involving the supply of EILD.

At the same time, Anatel approved, also in May 2012, Act No. 2.716/2012, which established the reference values of EILD – significantly lower than those indicated by Act No. 50.065/2005 –, which also represented a big advance, so as to direct the arbitration of values in case of conflicts among providers.

According to the new REILD, the contracts executed before its publishing should be adapted within 120 (one hundred and twenty) days counted from the publishing of Resolution No. 590/2012. Although

TIM has started negotiations aiming at adapting its EILD contracts, in certain cases the existence of a deadlock among the parties led this provider to request the intervention of Anatel to resolve the conflict. Notwithstanding the fact that the new REILD establishes a specific procedure for the quick resolution of conflicts involving the supply of dedicated lines, the adoption of judicial measures by the companies of the Oi Group has delayed the effective adaptation of the EILD contracts executed with TIM.

Finally, it should be emphasized that, in November 2012, after a long period of Public Hearing, Anatel published Resolution No. 600/2012, which approved the General Plan of Competition Targets (PGMC). Although the general rationale of the rule is not different from the version submitted to Public Hearing No. 41/2011 – implementing in the sector's regulation the identification of relevant markets where there are competition risks and Groups that hold a Dominant Position (PMS) for the imposition of Asymmetric Regulatory Measures with the purpose of promoting competition – several specific rules were widely modified.

In short, the PGMC defined the following relevant wholesale markets: (i) interconnection in fixed networks; (ii) interconnection in mobile network; (iii) Class V interconnection; (iv) infrastructure and access networks in fixed network; (v) infrastructure and transport networks, which includes the supply of EILD; (vi) infrastructure and passive network; (vii) national roaming; and (viii) interconnection.

At the same time, Anatel published 5 (five) acts identifying Groups with PMS in the following relevant markets defined by PGMC: (i) Supply of Fixed Access Network Infrastructure for Transmission of Data by Pair of Copper or Coaxial Cable in Transmission Rates equal to or lower than 10 Mbps (Act No. 6.617, of November 8, 2012); (ii) Wholesale Supply of Infrastructure of Fixed Network and Local and Long Distance Transportation for Transmission of Data at Transmission Rates equal to or lower than 34 Mbps (Act No. 6.619, of November 8, 2012); (iii) Passive Infrastructure for transportation and access networks (Act No. 6.620, of November 8, 2012); (iv) Termination of Calls in Mobile Networks (Act No. 6.621, of November 8, 2012); and (v) National Roaming (Act No. 6.622, of November 8, 2012).

The TIM group was characterized as holder of PMS in the following markets: (i) Passive Infrastructure for transport and access networks (supply of towers); (ii) Termination of Calls in Mobile Networks; and (iii) National Roaming.

Among the Asymmetric Regulatory Measures established initially by Anatel, the following should be emphasized (i) obligation to prepare Reference Offers, so as to ensure greater transparency in the offers by Groups which are holders of PMS, (ii) possibility of determination of reference values in provisional remedies, (iii) guarantee of compliance with requests made by Groups not holders of PMS, and (iv) creation of entities to provide the rules for the most effective PGMC.

On the other hand, the PGMC determined the effectiveness of the rules of Bill & Keep, to be followed by Groups holders of PMS in the interconnection market in mobile network, as well as limits to the reference values of the VU-M of Groups holders of PMS from 2014. Such rules, which were not set forth in the initial draft submitted to Public Hearing No. 41/2011, caused the submission of a request for partial cancellation of the PGMC by TIM, filed with Anatel on December 26, 2012.

Costs Model

The implementation of a costs model by ANATEL has been developed since March 2005, with the publication of Resolution No. 396/2005, which approved the Document of Separation and Allocation of Accounts – DSAC, with a view to pricing interconnection of the STFC and SMP, as well as inputs of the wholesale market, especially dedicated lines (EILD) and unbundling.

Continuing the process for its effective implementation by Anatel, in August 2011, the consortium led by the consultancy company Advisia was hired, by means of a bidding procedure conducted jointly with the International Telecommunications Union – ITU, to develop the optimized cost modeling, with a term for conclusion of two years, which shall serve as basis for all the models which the agency shall use especially for setting tariffs and prices of inputs inherent to the telecommunication services.

The optimized implementation of the costs model was one of the short-term targets provided in the PGR, expected to be concluded in October 2010, but its technical complexity indicates that it will only be effectively used by Anatel in 2014.

As a result of such efforts, in July 2012, Anatel submitted to Public Hearing No. 26/12 the Proposal of Relevant Documents to the modeling of telecommunication costs. The term for submission of contributions expired on August 30, 2012, with the registration of 121 contributions to Anatel.

In December 2012, Anatel, jointly with ITU and Advisia, the company that leads the international consortium hired to develop the costs model, promoted a seminar on the work which has been developed, emphasizing that the model shall be of fundamental relevance for Anatel in complying with the public policies for the sector, since it will allow access to management information on cost of the different areas of business and product lines of the telecommunication service providers.

In short, the three financial models that shall serve as a conceptual framework for decision-making are: (i) FAC-HCA to discuss recovery of costs, (ii) FAC CCA to analyze new entrants, and (iii) LRIC for analysis and fostering of competition. As a more materially perceived result of such activity, Anatel approved that the adoption of reference values, especially the VU-M, through the PGMC, from February 2016, shall have as basis the costs model developed.

Frequency Spectrum

The Company holds authorizations of right of use of radiofrequencies for provision of SMP in the frequency ranges of 800 MHz, 900 MHz, 1.8 GHz and 1.9/2.1 GHz, which allows it to provide mobile communication services in the 2G and 3G technologies across the country.

In October 2010, ANATEL started Bidding Procedure No. 002/2010-PVCP/SPV, which auctioned sub-range H (range of 1.9/2.1 GHz – 3G) and of range leftovers of 1.8 GHz (2G). On account of impediments established by ANATEL, related to the limits for holding of radiofrequencies, the current providers of SMP, with operation in the range of 1.9/2.1 GHz, did not qualify for the auction of sub-range H.

The impossibility of participation by the current SMP providers in the auction of sub-range H allowed Nextel to win the bid for a national 3G coverage and a 2G presence, in Region I of the PGA, adding up to a total investment of BRL 1,421.3 million.

In December 2011, Bidding Procedure No. 001/2011-PVCP/SPV was started with the leftovers of the aforementioned auction. 16 blocks in the range of 1,800 MHz were bought by the providers Claro, Oi, CTBC and TIM, which acquired the largest quantity of MHz at the lowest premium. The providers have not yet signed the relevant Authorization Instruments, as the process was suspended as a result of the existence of an appeal against the result of the bidding procedure, which was recently rejected by the Board of Anatel. Thus, the Board will soon ratify the result of the bidding procedure and the operators will be called to sign.
As a result of its participation in these two Bidding Procedures, TIM, with investment of BRL 65 million in the auctions (related to the auction of December 2010 and estimated investment of BRL 80.7 million related to the auction of 2011), may expand its 2G coverage to intensity its presence in the North and Midwest regions of the country, in the states of Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais, areas which have recorded strong economic growth.

In June 2012, Anatel promoted the bidding procedure for the 450 MHz and 2,500 MHz bands, to introduce the so-called fourth generation technology in Brazil (4G), to service, by April 30, 2013, the host cities of the Confederations Cup - Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador and Brasília, as well as in preparation to host the World Cup, in 2014, and the Olympics, in 2016, in addition to developing the coverage in rural areas.

In case there was a company interested only in the range of 450 MHz (Lot 1), of national coverage, the lots of the range of 2.500 MHz would be auctioned separately. However, as there were no parties interested only in the range of 450 MHz, this range was auctioned jointly with the lots of the 2,500 MHz ranges, so the prevailing bidder of each lot received part of the range of 2,500 MHz, with national

coverage, and the range of 450 MHz in specific locations, dividend among the 4 (four) large Brazilian operators of SMP (TIM, Vivo, Claro and Oi), which together result in the Brazilian territory.

Claro prevailed on Lot 2 for a value exceeding BRL 844 million, which comprises the sub-range of 2,510 to 2,530 MHz and 2,630 to 2,650 MHz of national coverage and the range of 450 MHz in the states of Acre, Amazonas, Amapá, Bahia, Maranhão, Pará, Rondônia, Roraima, Tocantins and metropolitan region and coast of the state of São Paulo.

Vivo prevailed on Lot 3 for a value exceeding BRL 1 billion, which comprises the sub-range of 2,550 to 2,570 MHz and 2,670 to 2,690 MHz of national coverage and the range of 450 MHz in the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and the remaining areas of the state of São Paulo (other than the metropolitan region of the city of São Paulo and the coast).

TIM prevailed on Lot 4 for the value of BRL 340 million, which comprises the sub-range of 2,530 to 2,540 MHz and 2,650 to 2,660 MHz of national coverage and the range of 450 MHz in the states of Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina (the range of 450 MHz was acquired jointly with Intelig).

Finally, Oi prevailed on Lot 5 for a value exceeding BRL 330 million, which comprises the sub-range of 2,540 to 2,550 MHz and 2,660 to 2,670 MHz of national coverage and the range of 450 MHz in the states of Goiás, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul and the Federal District.

The Authorization Instruments were signed in October, 2012 and there are already some coverage commitments for 4G, which must be complied with in April, 2013, whereas the first commitments of coverage in the range of 450 MHz shall be enforceable in June 2014. According to the Call for Bids Notice, the coverage commitments are quite burdensome, requiring heavy investments, with the commitment of acquisition of national technology products having also been imposed.

The authorizations which provide for the right of use of radiofrequency for provision of SMP are for a definite period. They have the following expiration dates, with the possibility of a sole renewal for a further 15 years. In case of renewal, such renewal must be confirmed every 2 years, and the percentage value of 2% on the net revenue of the first each shall be paid to the Licensing Authority every two years. Such payment takes into consideration only the net revenue of the region covered by the license which was renewed. The SMP authorizations in force on December 31, 2012 are demonstrated on the table below:

		Expiration date		
	Authorization Instruments	800MHz, 900 MHz and 1,800 MHz	Additional Frequencies 1800 MHz	1900 and 2100 MHz (3G)
1	Amapá, Roraima, Pará, Amazonas and Maranhão	March, 2016	April, 2023	April, 2023
2	Rio de Janeiro and Espírito Santo	March, 2016	-	April, 2023
3	Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Federal District, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	March, 2016	-	April, 2023
4	São Paulo	March, 2016	-	April, 2023
5	Paraná (except municipalities of Londrina and Tamarana)	September, 2022*	April, 2023	April, 2023
6	Santa Catarina	September, 2023*	April, 2023	April, 2023

7	Municipality and region of Pelotas, in the state of Rio Grande do Sul	April, 2024*	-	April, 2023
8	Pernambuco	May, 2024*	-	April, 2023
9	Ceará	November, 2023*	-	April, 2023
10	Paraíba	December, 2023*	-	April, 2023
11	Rio Grande do Norte	December, 2023*	-	April, 2023
12	Alagoas	December, 2023*	-	April, 2023
13	Piauí	March, 2024*	-	April, 2023
14	Minas Gerais (except the municipalities of sector 3 of the PGO for 3G radiofrequencies and leftovers)	April, 2013	April, 2023	April, 2023
15	Bahia and Sergipe	August, 2027*	-	April, 2023

During 2012, as in the previous years, TIM again faced discussions at the time of the extension of its authorizations for use of radiofrequencies. As a result of such extension, Anatel understands that it is incumbent upon TIM to (i) arrange new licensing of its radio-base and mobile stations of the SMP, with the corresponding payment of a new TFI, as well as (ii) pay a public price corresponding to a charge of 2% (two percent) on its SMP revenue, comprising the revenues of the service plans, interconnection revenues and, in certain cases, revenues from additional facilities or conveniences (understood as Value Added Services – SVA).

TIM understands that the requirements mentioned are not applicable and challenged the values assessed, in the administrative sphere, with Anatel, as well as with the Judiciary Branch, to obtain confirmation of its understanding and the cancellation of the charges by the Agency.

Return of Intelig's CSP 23

With the acquisition of Intelig by TIM (transaction with the consent of Anatel through Act No. 4.634/2009) the TIM Group, complying with the regulations in force, was obligated to eliminate the superposition of existing licenses (both TIM and Intelig hold STFC licenses in their modes: Local, Domestic Long Distance – LDN and International Long Distance - LDI).

For such purpose, a term of 18 months was stipulated, counting from the closing of the transaction (Act No. 5.470/2010). Such term was extended for a further 12 months (Act No. 4.559/2011), expiring on June 30, 2012.

Accordingly, the TIM Group filed on December 30 petitions formalizing to the Agency the consolidation of its Authorization Instruments of the STFC in the Local mode in Intelig and the consolidation of its Authorization Instruments of the STFC LDN and LDI in TIM. On account of such measures, on June 30, 2012, the TIM Group shall return the CSP 23 to Anatel, with its operation of STFC LDN and LDI remaining linked to CSP 41 under the license of STFC LDN and STFC LDI of TIM, with Intelig remaining with the license of the Local STFC.

On December 30, 2011, the Company communicated officially to Anatel that the STFC licenses of Intelig which allow the provision of long distance voice services, both national and international, would be discontinued. Thus, the "code 23" ceased to exist on June 30, 2012. At the same time, the discontinuation of the provision of Local STFC in TIM Celular for the same date was communicated. The superposition of concessions having been eliminated in such term, Anatel called the subsidiaries TIM Celular and Intelig to execute new Authorization Instruments, appropriate to the new scenario of provision of the STFC. Such instruments were executed at the end of October 2012.

Quality Regulations

Published by Anatel in October 2011, the Quality Management Regulations of the SMP and of the SCM impose quality parameters that shall be met by the providers of services of mobile telephony and internet connection, in general, within 12 months.

Among such quality parameters, those related to the quality of networks, both mobile and fixed, should be emphasized, creating obligations of guaranteed minimum and average speeds at levels far exceeding those currently practised by the providers, which will demand investments in the short term to comply with such obligations.

As a result of the need to better quantify the financial impacts, the Oi Group submitted a request for declaration of nullity combined with request for revision of certain indicators, with the objective of requesting to Anatel the presentation of technical studies and studies on the economic impacts that served as basis for the issuance of such regulations.

Said request was submitted to Public Hearing by Anatel, which resulted in a series of contributions contrary to the maintenance of the quality metrics, by the providers of telecommunication services affected, which are under examination by the Agency.

Consolidation of STFC Authorizations of TIM and Intelig and Acquisition of the operators Fiber SP and Fiber RJ by TIM with waiver of the SCM authorizations of the acquired companies

With the acquisition of Intelig by TIM (transaction with the consent of Anatel through Act No. 4.634/2009) the TIM Group, complying with the regulations in force, was obligated to eliminate the superposition of the existing authorizations (both TIM and Intelig held STFC authorizations in the Local, Domestic Long Distance – LDN and International Long Distance – LDI modes).

For such purpose, a term of 18 months was stipulated, counting from the closing of the transaction (Act No. 5.470/2010). Such term was extended for a further 12 months (Act No. 4.559/2011), which ended on June 30, 2012.

Accordingly, the TIM Group filed on December 30, 2011 petitions formalizing to the Agency the consolidation of its Authorization Instruments of the STFC in the Local Mode in Intelig and the consolidation of its Authorization Instruments of the STFC LDN and LDI in TIM. Thus, from June 30, 2012, TIM no longer has authorization to provide the STFC in Local mode and Intelig is no longer authorized to provide the STFC in long distance mode. As a result of this, the TIM Group terminated the commercial use of CSP 23 and returned it to Anatel, with its operation of STFC LDN and LDI remaining, linked to CSP 41, under the authorization of STFC LDN and STFC LDI of TIM, the authorization of Local STFC remaining with Intelig.

Additionally, communications were made to all the Subscribers impacted, whether through wide circulation newspapers, correspondence, telecommunication and SMS service invoices, to clarify all the modifications imposed as a result of the need to eliminate the superposition of concessions held by such providers.

The amendments to the Authorization Instruments of the STFC executed by TIM/Intelig and Anatel dealing with the situation above were published on October 26, 2012.

On August 29, 2012, the companies Fiber SP and Fiber RJ formalized with Anatel their waiver of the authorizations to exploit the SCM. Immediately after such formalization, TIM acquired both companies. TIM already has authorization to provide such service. In view of the waiver, the SCM authorizations of the Fibers were cancelled by Anatel. With the acquisition of the Fibers, TIM, in the capacity of successor, started to be the provider of the services previously provided by such companies.

Operating Results

Client Base

.
The Brazilian mobile market reached 261.8 million of lines by the end of the 4th Quarter, representing an annual growth of 8.1% (vs. 19.4% in 4Q11) and penetration rate of 132.8%, in comparison to

123.9% in the 4Q11. The growth of the mobile market was supported: i) by the stimulus to local and long distance on-net calls (which creates a multiple sales effect of SIM cards in the prepaid segment), ii) by *machine-to-machine* (M2M) segment, and iii) by the growing demand for data services, especially in *smart/webphones*.

In 2012, the Brazilian mobile telephony market recorded 19.5 million net additions, a deceleration of -50.3% in comparison to what was recorded in 2011 (39.3 million).

The total base of subscribers ended the year 2012 with 70.3 million lines, 9.8% greater than 4Q11 and representing a *market share* of 26.9%. The Company added 0.9 million new lines in 4Q11 to its base. This performance confirms the market's acceptance of the *Infinity* and *Liberty* plans both for voice and data.

Disconnections reached 9.0 million in the quarter, with a rate of 13% (an increase of 11.7% in comparison to 4Q11). The increase in the disconnection rate is explained by the strict disconnection rule, which avoids operating expenses amid strong commercial activity, especially in the prepaid segment.

The postpaid client base reached 10.7 million users, a growth of 15.5% Y/Y against +24.4% in 4Q11. In 4Q12, the Company added 482 thousand postpaid clients (655 thousand in 4Q11), thanks to the *Liberty* plan which ended the quarter with more than 4.8 million users.

In the prepaid segment, the total number of users reached 59.6 million, growth of 8.8% Y/Y – strongly leveraged by the 'Infinity Pré' plan, which reached 58 million users (98% of the base in this segment).

Network & Quality

TIM's cellular telephony network structure is based on GSM technology. TIM has national reach of approximately 95% of the urban population, being the largest GSM coverage of Brazil, present in 3.5 thousand cities. TIM also has an extensive data coverage across the country, with 100% coverage in GPRS, of which 80% with EDGE, in addition to having a sophisticated network of Third Generation (3G) available to approximately 72% of the urban population of Brazil.

TIM made significant investments during the year, with BRL 3.1 billion in network alone in 2012, to expand coverage and capacity, thus accompanying the growth of voice and data traffic.

The Company maintained the internal program started in 2009 for monitoring of network quality, based on sample measurements performed in the main metropolitan areas of Brazil. The program monitors the performance of TIM's network and also that of the other mobile operators, and is used to conduct fine tuning and provide improvement in network quality.

It is important to emphasize that the changes in the regulations of SMP quality, started in March 2012, changed the manner for collection of information, increasing its granularity, demanding more effort to achieve compliance with the regulations. Thus, TIM submitted to the approval of Anatel a National Action Plan for Improvements in the Provision of SMP, estimating a significant increase in investments to improve quality during the three-year period 2012-2014, adding up to over BRL 9.5 billion. In this context of adjustment to the new regulations, TIM has already obtained a significant improvement in reaching the new targets of 14.83 p.p., increasing from 53.14% of targets reached in May 2012 to 68% in December of the same year.

MOU (monthly average minutes of use per user)

In 2012, the MOU reached 150 minutes in the 4Q12, which represents an increase of 14.5% in the comparison with 4Q11 and a new record for the company. Such performance is explained by the expressive increase in outgoing traffic of 33.6% Y/Y, due to the Infinity and Liberty platforms.

b. revenue variations attributable to modifications of prices, exchange rates, inflation, modifications of volumes and introduction of new products and services

The revenue of the Company is basically comprised by local currency, therefore, it is not affected by possible foreign exchange variations. Such revenue same is impacted directly by modifications in its client base, variations in volume of use and modifications in tariffs charged by virtue of new tariff plans, launching of products or introduction of promotions. The Company may adjust the prices of its tariff to the public provided that within the price limit ratified by ANATEL, the maximum value is subject to an annual readjustment according to the behavior of inflation. In many cases, although ANATEL allows readjustments, the strong competition in the sector has been leading to reductions in the tariffs practised, influenced by promotions of intra-network minutes.

The total net revenue was BRL18,763 million in 2012 (an expansion of 9.8%, in comparison to the previous year), while the net revenue of services added up to BRL16,419 million (6.9% increase from 2011), impacted especially by the expansion of the revenue of VAS. The net revenue of devices was BRL 2,343 million in the period, an expansion of 35.3% in comparison to the previous year, reflecting the Company's strategy to increase the penetration of *smart/webphones* to leverage the use of data services.

In 2012, the revenues from "VAS" services represented 18.09% of the gross revenue of services, at BRL 4,406 million, a growth of 39.1% Y/Y. The Value Added Services had a constant presence in the agenda of launches of the Company in the market.

The company has strong association to innovation. We were pioneers in the launching of different products, such as the introduction of the MMS and of Blackberry in Brazil. We believe that some of the mobile telephony plans that we design, such as Liberty (unlimited use) and Infinity (concept of pay per call), transformed the mobile telephony market in Brazil, in line with our strategies of stimulating voice traffic, long distance calls and the process of fixed-for-mobile substitution (migration of traffic originated from fixed lines to traffic originated from mobile numbers). Our growth in the telephony market does not generate revenue cannibalization effects, to the extent that we do not have a legacy in the fixed market.

c. impact of inflation, of variation of prices of the main inputs and products, of foreign exchange and of the interest rate in the operating results and in the financial results of the issuer

Inflation: Possible increases in the rate of inflation may lead to higher costs for the Company, and consequently to a reduction in margins. In case of a strong inflationary scenario, the government may adopt a more austere monetary policy, such as increase in the interest rate, reducing the offer of credit and making it more expensive, consequently affecting our telecommunication service consumers.

Interest rates: The Company's financial expenses are affected by fluctuations in the interest rate, such as TJLP (Long Term Interest Rate) used by BNDES (National Development Bank) and the CDI (Interbank Certificate of Deposit). The Company maintains its funds invested mainly in Interbank Certificate of Deposit (CDI), which substantially reduces such risk. On December 31, 2012, the Company had cash and cash equivalents in the total value of BRL 4,431 million and a gross debt of BRL 4,279 million with a current portion of BRL 951 million and a level of indebtedness to EBITDA of -0.03x.

Foreign Exchange: At the end of 2012, approximately 22% of the debt had foreign exchange exposure. The Company, to protect itself from possible currency fluctuations, maintains its hedge policy for 100% of its exposure through foreign exchange Swap contracts.

Moreover, the Company acquires part of its network and cell phone equipment from global suppliers, whose prices are set in US dollars. The depreciation of the Real in relation to the US dollar may result in a relative increase of the acquisition price of products.

10.3. **The officers must comment the relevant effects that the events below have caused or are estimated to cause in the financial statements of the issuer and in its results:**

a. introduction or disposal of operational segment

With the acquisition of Atimus, we have the following business lines in our subsidiaries

TIM

- ✓ Mobile telephony
- ✓ Mobile broadband
- ✓ Fixed telephony
- ✓ Long Distance

Intelig

- ✓ Fixed telephony
- ✓ Fixed broadband
- ✓ *Wholesale*
- ✓ Long Distance

Tim Fiber RJ and TIM Fiber SP

- ✓ Fixed broadband
- ✓ *Wholesale*

The Group's strategy is focused in the maximization of the consolidated results of TIM Participações. This strategy contemplates the optimization of the operations of each company of the Group, as well as the exploitation of the sinergies between all these entities. Although there being many activities, the decision makers understand that the Group represents only one segment of business and do not comprise specific strategies aimed only to one service line. All decisions relating to strategic, finance, purchase, investments planning, and application of resources are made in consolidated bases. The purpose is always to maximize the consolidated result obtained by the exploitation of SMP, STFC and SCM licenses.

b. constitution, acquisition or disposal of corporate interest

Acquisition of TIM Fiber RJ and TIM Fiber SP

The fully controlled company, TIM Celular entered, with Companhia Brasiliana de Energia and with AES Elpa S.A. - companies of AES Brasil Group - an agreement with the purpose to purchase its corporate interests in Eletropaulo Telecomunicações Ltda. (100%) and in AES Communications Rio de Janeiro S.A. (98.3%). Such agreement was signed on July 8, 2011. On October 31, 2011, after the attendance to the preceding contractual conditions and other external conditions to the agreement (such as approval of the acquisitions by regulating agencies) the acquisition operation of the interests of Companhia Brasiliana de Energia and AES Elpa S.A. was concluded. The values spent by TIM Celular were, respectively, BRL1,074,179 and BRL 447,471. Also, during the year of 2011, Eletropaulo Telecomunicações Ltda. had its corporate name modified to TIM Fiber SP Ltda and AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A.

After the acquisition of interest in AES Communications Rio de Janeiro s.a., TIM Celular extended to the minority shareholders of AES Communications Rio de Janeiro S.A., the offer to purchase of its shares, at the same value offered to the former controller of the company. At the end of this offer, on February 27, 2012, TIM Celular acquired an additional interest of 1.4% in the entity.

On July 18, 2012, in Extraordinary General Meeting (AGE), the shareholders of TIM Fiber RJ approved the grouping of the shares of this subsidiary in proprotion to 50.000 common shares to 1 share of the same species. As result of this process, TIM Celular started to be holder of the entirety of the capital of TIM Fiber RJ. The fractions of shares resulting from this grouping were cancelled, and the values referring to such fractions available to the relevant shareholders for a period of 3 years counted from the publication of the minutes of the AGE. The reimbursement of the fractions shall occur in accordance with the ratios held by each shareholder at the moment immediately preceding the grouping of shares.

On August 29, 2012, TIM Fiber RJ and TIM Fiber SP submitted waivers to their SCM grants to Anatel. On the same day, (i) Meeting of the Members of TIM Fiber SP e (i) General Meetings of TIM Fiber RJ and TIM Celular were held, deciding on the corporate incorporation of the first two entities in the structure of the latter. As a result of this operation, all operation, including the clients base of TIM Fiber RJ and TIM Fiber SP migrated to TIM Celular.

The main purpose of this acquisition to TIM was the extension of its performance in high speed data communication business, promoting to the Company, the offer of new products to its customers, as well as a reduction in infrastructure rent cost, in addition to obtaining important synergies related to the optical fibers network.

c. Unusual events or operations

In 2012, tehre was not any process that could generate unsual events which affect the financial results of this period.

10.5. The offiers shall appoint and comment on critical accounting polivies adopted by the issuer, exploring, especially, the accounting estimates made by the management on uncertain and relevant questions for the description of the financial situation and the results, which demand subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pensionm plans, foreign currency conversion adjustments, environmental recovery costs, assets and financial instruments impairment test criteria

Critical Accounting Policies

Essential accounting policies are those significant for the presentation of our financial situation and operations results and demand more subjective and complex judgments by the management, frequently demanding the executive board to estimate the effect of factors of uncertain nature. To the extent that the number of variables and premises which affect the possible resolution of future uncertainties increases, these decisions become more complex. We base our estimates and premises in the historical experience, trends of the sector and other factors that we consider applciable in the circumstances. The real results can differ from the ones provided, and different future premises or estimates may modify the financial results stated. In order to facilitate the understanding on how the Company's management estimated the potential impact of certain uncertainties, including variables and premises which ground the estimates, we identify the essential accounting policies discussed below. We describe our main accounting policies, including those discussed below, in specific explanatory note of our consolidated financial statements.

(a) Impairment of non-financial assets

An impairment exists when the book value of an asset or cash generating unit exceeds its recoverable value, which is the greatest between the fair value less sales costs and the value in use. The calculation of fair value less sales costs is based on available information of sales transactions of similar assets or market prices less incidental costs to discard the asset. The calculation of the value in use is based on discounted cash flow model. The cash flows arise from the Company's business Plan for a period equivalent to the useful life of the asset under analysis. Any reorganization activities with which the Company is not committed on the base-date of presentation of the financial statements or significant future investments which shall improve the asset basis of the cash generating unit, object of test, are excluded for the purposes of *impairment* test.

The recoverable value is sensible to the discount rate used in the discounted cash flow method, as well as the receipts of estimated future cash and at the revenues growth rate and expenses used for extrapolation purposes. Adverse economic conditions can cause these premises to suffer material alterations.

On December 31, 2012 and 2011, the main non-financial assets for which this evaluation was made are the goodwills registered in the Company.

(b) Provision for future demobilization of asset

The estimated costs in the disassembly of towers and equipment in rented eral property are capitalized and amortized by the useful life thereof. The Company recognizes, through estimate, the present value of these costs and its amortization term. These estimates involve both the evaluation on which the demobilization costs would be and the use of discount rate to determine the current value of such costs. Such estimate is sensible to different economic conditions which may not be confirmed at the time of the effective demobilization of the assets.

(c) (Current and deferred) INCOME TAX AND SOCIAL CONTRIBUTION

The (current and deffered) income tax and the social contribution are calculated in accordance with the cautious interpretations of the legislation in force. This process normally involves complex estimates to determine the taxable profit and the temporary deductible or taxable differences. Especially, the tax credit deffered on tax damages, social contribution negative basis and temporary differences is recognized in proportion to the probability that the future real profit is available and can be used. The measurement of the recoverability of the income tax deffered on tax losses, social contribution negative basis and temporary differences takes into consideration the estimate of future taxable profit and is based on conservatives tax premises.

(d) Allowance for Credits of doubtful liquidation

The allowance for credits of doubtful liquidation is presented as accounts receivable reduction and is constituted based on the profile of the subscribers portfolio, age of the accounts due, economic conjuncture and risks involved in each case, in an amount considered enough to make front to any losses in the realization of such credits.

(e) Allowance for contingencies

The contingencies are analyzed by the Management together with its legal (internal and external) consultants. In its analyses, the Company considers factors such as hierarchy of the laws, available case laws, more recent decisions in the courts and its relevance in the legal system. These evaluations involve the Management's judgments.

(f) Fair value of derivatives and other financial instruments

The Company applies the alteration to IFRS 7 for financial instruments measured in the balance sheet by fair value, which requires the disclosure of the measurements of the level following the hierarchy below:

- Prices quoted (not adjusted) in assets markets for identical assets and liabilities (level 1);
- Information, beyond the prices quoted, included in level 1 which are adopted by the market for assets or liabilities, whether directly (that is, as prices) or indirectly (that is, derived from the prices) (level 2); and
- Insertions for assets or liabilities which are not based on the data adopted by the market (that is, insertions unobservable) (level 3).

(g) Unbilled revenues

Since some cut-off dates for invoicing occur on intermediate dates in the months of the year, at the end of each month there are revenues already gained by the Company but not effectively billed to its clients. These revenues not billed are registered based on estimate, which takes into consideration the history consumption data, number of days elapsed since the last invoicing date, among others.

10.6. In relation to the internal controls adopted to ensure the preparation of reliable financial statements, the directors should comment:

a. degree of efficiency of such controls, indicating eventual imperfections and measures adopted to correct them

The Directors of the Company believe that the internal procedures and financial statement preparation systems are sufficient to ensure the efficiency, precision and reliability, and that no imperfections have been detected in the internal controls of the Company.

The Company has an internal control system that ensures the certification process of the Sarbanes Oxley Act (SOX – Section 404) without any material weakness, in compliance with the best practices of corporate governance, transparence and creation of value for the shareholders in the long term. In 2012, TIM received the certification for the fulfillment of the provisions required by Section 404 of the Sarbanes-Oxley Act referring to the year 2011, certification received by TIM since 2006, when this obligation was created for the companies listed in American Depositary Receipts (ADR's) at the New York Stock Exchange, a demonstration of the commitment of the Company with the highest levels of corporate governance.

b. deficiencies and recommendations about the internal controls contained in the independent auditor's report

There were no comments, in the independent auditor's report, about significant deficiencies and recommendations that could impact the evaluation of the Company's Management in relation to the efficiency of the internal controls for the business year ended on December 31, 2012.

10.7. In case the issuer has made a public offer for distribution of securities, the directors should comment:

a. How the resources resulting from the offer were used;

Not applicable to the year 2012.

b. if there were relevant deviations between the effective application of the resources and the application proposals divulged in the printouts of the respective distribution;

Not applicable to the year 2012.

c. in case there were deviations, the reasons for such deviations.

Not applicable.

10.8. The directors should describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a. the assets and liabilities held by the issuer, directly or indirectly, which do not appear in its balance sheet (off-balance sheet items), such as:

- **i. active and passive operational commercial leases**
- **ii. portfolios of receivables written off on which the entity maintains risks and responsibilities, indicating respective liabilities**
- **iii. contracts of future purchase and sale of products or services**
- **iv. contracts of unfinished construction**
- **v. contracts of future financing receipts**

There are no material value commitments that have not been indicated in the financial statements.

b. other items not evidenced in the financial statements

Not applicable, because we do not hold other material items of other natures that are not recorded in our balance sheet.

10.9. In relation to each one of the items not evidenced in the financial statements indicated in item 10.8, the directors should comment:

a. how such items alter or may alter the revenues, the expenses, the operational result, the financial expenses, or other items in the financial statements of the issuer

Not applicable.

b. nature and purpose of the operation

Not applicable, because we do not hold other items that are not recorded in our balance sheet.

c. nature and amount of the obligations assumed and of the rights generated in favor of the issuer as a result of the operation

Not applicable.

10.10. The directors should indicate and comment on the key elements of the business plan of the issuer, exploring specifically the following topics:

a. investments, including:

i. quantitative and qualitative description of the ongoing investments and of the predicted investments

In the year 2012, the CAPEX was chiefly focused on the network coverage and capacity to support the traffic increase, mainly voice traffic, following the portfolio of offers (for example: Infinity, Liberty). In relation to data development, the Company maintained its strategy in selective coverage, focusing the areas of greatest density and ensuring quality in the provision of the service. The investments will continue directed to the network so that we can continue offering a quality service.


Organic Capex*
(R$ Million)
17,7%
18,0%
3.027
3.386
+12%
88%
93%
12%
7%
2011
2012
Commercial
Infrastructure
% of Net Revenue
* Excluding 4G Licenses

Source: TIM

ii. sources of investment financing

The Company made in November 2011 a public offer of shares where in captured R$1.72 billion to use as source of financing for the following investments: (i) Construction of fiber-optic networks in the North and Northeast regions (2G/3G access and data transmission); (ii) Acceleration of the expansion of coverage in third generation technology (3G); (iii) Acceleration of the expansion of its own metropolitan networks (project of optical fiber to the antennas and micro-waves); (iv) New businesses: launch of the residential fixed broadband service in São Paulo and Rio de Janeiro, besides the evolution in the corporate market in that region.

In December 2012, a Company increased its financing credit facility for investments with the BNDES. The amendment to the Financing Contract increased the credit limit from 1.51 billion to 3.97 billion, and included Intelig Telecomunicações Ltda., a company directly controlled by the Company, as its signatory.

iii. relevant ongoing divestments and planned divestments

The Company operates its network of service provision in the TDMA, GSM and 3G technologies. The TDMA technology had been suffering divestments as a result of its obsolescence and reduction of provision of services/equipment available. During the year 2010, the Company stopped operating its network through the TDMA technology.

b. provided that already divulged, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the productive capacity of the issuer

Not applicable, because we did not acquire plants, equipment or other assets that may materially influence our productive capacity.

c. new products and services, indicating:

- **i. description of the ongoing researches already divulged**
- **ii. total amounts spent by the issuer in research to develop new products or services**
- **iii. development projects already divulged**
- **iv. total amounts spent by the issuer in the development of new products or services**

Not applicable, because we do not have ongoing researches already divulged.

10.11. Comment on other factors which significantly influenced operating performance and were not identified or addressed in the other items of this section.

Unaudited Pro Forma Financial Information

Gross Income

Our gross income increased by approximately BRL 3,000 million or 12.1%, from BRL 24,757 million in the financial year ended on December 31, 2011 to BRL 27,756 million in the financial year ended on December 31, 2012. Such increase was mainly arising from the growth in the income from data (VAS) and local and long distance voice services.

Gross Income from Services

Gross Income from Services increased BRL 2,133 million or 9.6%, from BRL 22,217 million in the financial year ended on December 31, 2011 to BRL 24,350 million in the financial year ended on December 31, 2012. Such increase was mainly arising from the following variations:

- growth exceeding 33% in outgoing traffic; and
- growth exceeding 29% in income from data.

Mobile Service and Other Income. Our mobile service and other income account increased BRL 2,188 million or 10.6%, from BRL 20,692 million in the financial year ended on December 31, 2011 to BRL 22,880 million in the financial year ended on December 31, 2012 by virtue of:

- *Subscription and use.* Our subscription and use account increased 8.0% or BRL822 million, recording BRL11,086 million in the financial year ended on December 31, 2012 in comparison with BRL10,265 million recorded in the financial year ended on December 31, 2011. Such increase is explained by the higher use of mobile telephony services, by reason of the consolidation of the plans launched in 2009.

- *VAS – Additional Services.* Our VAS – additional services account showed an increase of 39.1% or BRL1,238 million, from BRL3,166 million in the financial year ended on December 31, 2011 to BRL4,405 million in the financial year ended on December 31, 2012. Such performance is a result of a strong adhesion to the data plans, Infinity and Liberty Web, and also the positive contribution of Infinity Torpedo.

- *Long Distance.* Our long distance account increased BRL36.7 million or 1.2%, from BRL3,181 in the financial year ended on December 31, 2011 to BRL3.217 million in the financial year ended on December 31, 2012. Such result is explained by the commoditization of the LD service, especially in the pre-paid segment.

- *Interconnection.* Our interconnection account showed an increase of BRL119 million or 3.1%, from BRL3,849 million in the financial year ended on December 31, 2011 to BRL3,969 million in the financial year ended on December 31, 2012. The Infinity Torpedo (SMS) offer contributed to offset the impact of the reduction in the VU-M (started in March), providing customers with unlimited SMS to any mobile operator and resulting in an increase of incoming SMS and increased revenue.

- *Other Income.* Our other income account showed a reduction of BRL28.5 million or 12.4%, from BRL230 million in the financial year ended on December 31, 2011 to BRL202 million in the financial year ended on December 31, 2012. This variation is explained by the reduction in sim-card sales and in revenues arising from fines for service cancellation, by virtue of the non-fidelization policy of the Company's plans.

Fixed Services and Other Income. Our fixed services and other income account showed a reduction of BRL55.1 million or 3.6%, from BRL1,525 million in the financial year ended on December 31, 2011 to BRL1,470 million in the financial year ended on December 31, 2012 by reason of the start of Intelig's

restructuring, which is remodeling its business, and of the migration of long distance income from Intelig to TIM Celular.

Gross Income from Products

Our gross income from products increased BRL865 million or 34.1%, from BRL2,540 million in the financial year ended on December 31, 2011 to BRL3,406 million in the financial year ended on December 31, 2012. Such significant increase is mainly due to the penetration of web/smartphone followed by a solid growth in data income.

Taxes and Deductions on Total Income

Our taxes and deductions on total income increased BRL1,320 million or 17.2%, from BRL7,671 million in the financial year ended on December 31, 2011 to BRL8,992 in the financial year ended on December 31, 2012. Such increase occurred mainly by virtue of the increase in revenues in the period and the maintenance of our focus in connection with the subsidy of cellular phone devices for discount in services.

Total Net Income

Our total net income increased BRL1,678 million or 10%, from BRL17,086 million in the financial year ended on December 31, 2011 to BRL18,764 million in the financial year ended on December 31, 2010. Such increase was mainly arising from the growth in VAS and product sales income.

- *Net Income from Services*. Our net income from services account showed an increase of BRL1,067 million or 6.9%, from BRL15,353 million in the financial year ended on December 31, 2011 to BRL16,420 million in the financial year ended on December 31, 2012. The growth in value added services – VAS income was the main growth vector.

- *Net Income from Products:* Our net income from products account increased BRL611 million or 35.3%, from BRL1,733 million in the financial year ended on December 31, 2011 to BRL2,344 million in the financial year ended on December 31, 2012. Such increase, as was the case with gross income, was the result of the penetration of web/smartphones followed by a solid growth in data income.

Operating Costs

Operating costs increased BRL1,326 million or 10.7%, from BRL12,428 million in the financial year ended on December 31, 2011 to BRL13,754 million in the financial year ended on December 31, 2012. Such increase was mainly caused by robust sales of devices and network/interconnection costs.

- *Personnel Cost.* Our personnel cost increased 15.2% or BRL96 million, recording BRL729 million in the financial year ended on December 31, 2012 versus BRL633 million in the financial year ended on December 31, 2011 by reason of an increase in owned shops and business expansion, increasing the total of employees to 11,650 people (+1,088 employees in comparison with 2011).

- *Marketing.* Our marketing cost showed a reduction of 2.3% or BRL91 million, from BRL3,934 million in the financial year ended on December 31, 2011 to BRL3,483 million in the financial year ended on December 31, 2010. Such increase reflects the expansion of our operations, in addition to greater commercial effort for the launching of new offers and sales force.

- *Network and Interconnection.* Our network and interconnection costs showed a slight increase of 13.3% or an increase of BRL630 million, from BRL4,722 million in the financial year ended on December 31, 2011 to BRL5,352 million in the financial year ended on December 31, 2012. Although we have experienced cost savings with VU-M reduction in such quarter, the increase in SMS sent (as a result of our Infinity Torpedo offering) offset such impact. As to rented lines, the cost started to stabilize in a Y/Y basis due to the expansion of our own network in the main Brazilian cities.

- *Overhead and administrative.* Our overhead and administrative costs increased 9.7% or BRL48 million, from BRL502 million in the financial year ended on December 31, 2011 to BRL551 million in the financial year ended on December 31, 2012.

- *Cost of products sold.* Our cost of products sold increased BRL542 million or 26.3%, from BRL2,062 million in the financial year ended on December 31, 2011 to BRL2,605 million in the financial year ended on December 31, 2012. Such growth is a result of the costs related to the increase in web/smartphone sales, which are products with higher value added.

- *Provision for doubtful debts.* Our provision for doubtful debts increased BRL19.4 million or 8.4%, from BRL231 million in the financial year ended on December 31, 2011 to BRL251 million in the financial year ended on December 31, 2012. However, the expense with doubtful debts as a percentage of the gross income reached the lowest level ever, at 0.90% (vs. 0.92% in the 4th quarter of 2011). Such reduction is explained by an action plan targeting defaulting customers during 4Q12, especially corporate customers and, of course, the transparency of TIM's plans.

- *Other operating income (expenses).* Other operating income (expenses) increased BRL80 million or 23.4%, from BRL342 million in the financial year ended on December 31, 2011 to BRL422 million in the financial year ended on December 31, 2012. Such result is mainly explained by retroactive adjustments in FUST/FUNTTEL's calculation basis of 4Q11.

Net Financial Income

Net financial income decreased 29.7% in the financial year ended on December 31, 2012, when compared to the same period of the previous year, from BRL239 million in the financial year ended on December 31, 2011, to negative BRL168 million in the financial year ended on December 31, 2012. Such variation was due to a reduction in the interest on investments by reason of a reduction in CDI rate.

Earnings before taxes

Our earnings before taxes in the period increased 18.1% in the financial year ended on December 31, 2012, from BRL1,823 million in the financial year ended on December 31, 2011 to BRL2,153 million in the financial year ended on December 31, 2012. Such increase was mainly due to the increase in operating income, in addition to the significant reduction in exchange variations.

Net Profit

Our net profit increased 13.4% in the financial year ended on December 31, 2012, from BRL1,278 million in the financial year ended on December 31, 2011 to BRL1,449 million in the financial year ended on December 31, 2012. Such increase was the result of a higher operating income.

Net Margin

Our net margin increased 0.2 percentage points in the financial year ended on December 31, 2011, from 7.5% in the financial year ended on December 31, 2011, to 7.7% in the financial year ended on December 31, 2012.

Historical consolidated cash flows on December 31, 2012 compared with pro forma consolidated cash flow on December 31, 2011

Operating Activities

The net cash flow generated by operating activities was BRL1,824 million in the financial year ended on December 31, 2012 versus BRL1,623 million in the financial year ended on December 31, 2011. This represents an increase of BRL201 million or 12.4% in cash generation.

The cash generated by our revenues is mainly applied in our main business. Additionally, cash is used for inventory procurement, payment to employees, payment of fees and taxes, amortization of loans and distribution of profits.

Investment Activities

Net cash used in financing activities was BRL592 million in the financial year ended on December 31, 2012. In 2011 financing activities generated cash in the amount of BRL543 million. Total variation in the period represents BRL49 million.

In 2012, investments reached BRL3,765 million (or +24.4% Y/Y), while organic capex represented BRL3,386 billion, an increase of 11.9% Y/Y, being emphasized that 93% of total organic Capex were allocated to infrastructure. As a reflection of our commitment to improve our ability to provide high quality services, we have invested BRL3,386 million, of which approximately 93% were invested in infrastructure and, if we take into consideration the acquisition of the 4G license, such figure adds up to BRL 3.765 million. The amount invested exceeds the investments made in 2011 by 10%, a sign that the Company is aware of the need to invest more in a sector which is capital intensive by nature. For such reason, TIM will be the mobile telephony company which will make more investments in the three year period 2012-2014, according to data submitted by mobile telephony operators to Anatel. Such movement has as substantial precursor our strategy to retire the policy of subsidy for purchase of telephone devices, allocating such amount to focus in infrastructure.

General Comments:

Economic Environment

In 2012, the world economy continued to suffer with the fiscal crises of the United States and Europe. Although the risks of rupture have considerably decreased in the last months, the economic scenario for the USA and Europe continues to inspire caution. International growth tends to continue slow and divergent, with developed countries growing less than emerging ones. In particular, the recession in the Euro Zone should continue to be of concern, while in the USA, the expansion must be positive, but insufficient to bring employment and inflation to the levels tolerated by the Federal Reserve.

In Brazil, the year 2012 maintained the same trend observed in 2011, with continuous falls in the projections for GDP (expected GDP 0.98%). The internal market proved weaker than in 2011 due especially to the deceleration of the credit market as a response to the increase in defaults, the larger indebtedness of families and the lack of response to government stimuli by investments. The SELIC rate (benchmark interest rate) and the foreign exchange were used to drive growth in Brazil, consequently maintaining inflation at a level above the target.

The official inflation rate of the country, the IPCA (Extended Consumer Price Index) ended the year with an increase of 5.8%, under the 6.5% reported by IBGE in 2011. It is worth to highlight that the center of the target stipulated by Central Bank is an inflation of 4.5% per year, with a margin of two percentage points over or under. Thus, the result of 2012 remained within the "objective". The negative highlights for the year were the Food and Housing accounts, showing an inflation of 9.86% and 6.79%, respectively.

With respect to the Monetary Policy, COPOM maintained the trend of reduction of the SELIC rate observed in the last months of 2011, from 11.00% in December 2011 to 7.25 at the end of 2012 (lowest level in history). In addition to the successive reductions in the economy's benchmark interest rate, a high pressure on the part of the government also occurred through Banco do Brasil and Caixa Econômica in order to reduce loan rates offered by commercial banks.

As to the domestic demand, the Brazilian government has been reacting to the low growth with a series of measures of incentive to consumption and investment. The good levels of employment and income sustained families' consumption during 2012.

U.S. Dollar appreciated during 2012, closing the year at BRL 2.04 versus BRL 1.88 in 2011, an increase of 8.5%. Euro also showed appreciation in comparison with Real, corresponding to 10.73% in 2012, closing the year at 2.70 versus 2.43 in 2011. Economic instability in Europe and USA strongly contributed to the currency movement observed, due to the flow of currency from the country to their countries of origin.

The balance of trade closed the year with accumulated surplus of US$ 19.5 billion in 2012, showing a reduction of 34.7% in comparison with 2011. Such decline can be explained mainly by the reduction in the export line of about US$ 13 billion, caused by the weak pace of global consumption in 2012.

Telecommunications sector

Brazilian mobile telephony market reached 261.8 million of lines by the end of 2012, representing an annual growth of 8.1% (versus 19.4% in 2011), representing a penetration rate of 132.8%, exceeding the 123.9% recorded in 2011, according to Anatel. Mobile market growth has been supported by three main factors: i) incentive to on-net local and long distance calls (creating the multiple SIM Card effect in the pre-paid segment), ii) M2M market, and iii) increase in data service demand, especially on smart/web phones.

The Brazilian mobile telephony market is the world's fifth largest and reached a penetration rate of 132.8 lines for each 100 inhabitants in 2012. Cellular telephony has already established itself as the communication means of greatest presence in Brazilian homes in all social classes, largely due to the offers present in the market, focused on calls within the same operator.

The largest portion of the growth continues concentrated in the pre-paid segment, which reached 210.8 million accesses (+6.4% Y/Y), representing 80.5% of market's total. Post-paid segment reached

the mark of 51.0 million of lines, an expansion of 15.6% Y/Y. The key factors for growth of both sectors were the favorable economic scenario with credit expansion, better income distribution (with part of the population migrating from D and E classes to C class) and the competition in Brazilian cellular telephony market.

According to Anatel, fixed telephony sector showed a slight growth of 2.1% when compared to the previous year, closing the period with 42.9 million of accesses, representing a penetration of about 22 lines for each 100 domiciles.

Particularities of the Sector

Mobile telephony in Brazil is a private sector where prices and tariffs are regulated by the market. Anatel works as an agency which regulates all telecommunication sectors in Brazil, with the mission of "promoting the development of telecommunications in Brazil so as to endow it with a modern and efficient infrastructure of telecommunications, capable of offering adequate, diversified services to society at fair prices, throughout the domestic territory".

In the competitive environment, the Brazilian mobile telephony sector is one of the most competitive in the world, being one of the few to have four competitors with national presence and with market share between 20% and 30%. The strong movement of competition in the market implies greater pressure on margins on account of commercial expenses with advertising, commissions and subsidy. The practice of subsidy as a competition tool has been used again, even though it is a reckless practice due to high PDD indices, TIM adopts a Zero Subsidy Policy, focusing its offers in use of service. The recent movement has permitted a reduction of the price of tariffs which are offset by greater use. TIM accelerated in this path in 2011 and continued in 2012, practically abandoning the tool of subsidies for devices and turning the focus to stimulus for use.

Being capital-intensive is also one of the main characteristics of the telecommunications industry. In order to support the increase in network traffic over the years, substantial investments in technology and infrastructure are necessary to ensure scale and quality of the services provided.

As a provider of a fundamental service for the socio-economic development of Brazil, TIM strongly believes that Brazil is consolidating itself in a prominent position in the world's economic scenario and is pleased to be able to contribute to the development of the country's infrastructure, promoting the universalization of telecommunication services. The Company reaffirms its commitment of new investments in 2013 and the unceasing search for more and better services, seeking to meet all the needs of all its stakeholders.

In 2012, in light of Anatel's requirements for the purpose of improvement in the quality of services provided by the Sector, the Company committed to make heavy investments in its networks in the next years, with investments scheduled for as soon as 2013.

According to the Network Improvement Plan submitted by TIM to Anatel in mid-2012, investments will be made in the amount of BRL 8.2 billion by the end of 2014, focused on infrastructure and quality.

The Company's investments will prioritize projects for: (i) expansion of its network, with a forecast of 30% increase in 2G antennas and 24 thousand new kilometers of optical fiber by 2014, (ii) network use optimization, with adjustments to improve signal quality in current coverage areas and (iii) mapping of the main causes of networks interruptions and failures, as well as measures required for the prevention of such events, thus assuring the quality of calls and data connection, for greater access capacity for users.

Regulation in the sector

The telecommunications sector is submitted to the regulation of the Brazilian National Telecommunications Agency – ANATEL, a special agency linked to the Ministry of Communications, which has autonomous and independent management. ANATEL is responsible for issuing rules concerning the provision of telecommunication services and the relationship among the different

providers, pursuant to the terms of the General Law of Telecommunications (Law No. 9.472, of July 16, 1997).

Specifically regarding the operating activities of the Company, Intelig and TIM Fiber, ANATEL developed strict regulation on the provision of mobile communication services (Personal Mobile Service – SMP), of fixed telephony (Switched Fixed Telephone Service – STFC) and of transmission of data (Multimedia Communication Service– SCM). In the second semester of 2012, the operators Fiber SP and Fiber RJ were acquired by TIM, which assumed the continuity of the provision of services.

In view of the substantial dynamism of the sector, especially on account of the accelerated technological advances experienced by the providers, especially in the scope of SMP, the rules published by ANATEL are subject to periodical updating.

So as to share the planning of its actions with society and optimize the performance of the public policies established by the Executive Branch, ANATEL approved the General Plan of Updating of the Telecommunications Regulation in Brazil – PGR (Resolution No. 516/2008). In the PGR, ANATEL establishes short, medium and long term actions, defined, respectively, as 2, 5 and 10 years.

This process of normative adjustment takes into consideration the technical analyses of the specialized areas of ANATEL and the discussions arising out of Public Hearings, by means of which the proposals of updating of regulation are debated among ANATEL, the Public Authorities and society in general, always followed very closely by TIM.

The publication of Presidential Decree No. 7.512, of June 30, 2011, established important milestones for the sector, such as the bidding procedure for fourth generation radiofrequencies and the determination of broadband quality targets, which implied a new regulation of SMP and SCM, establishing quality parameters for the provision of Fixed and Mobile broadband, in addition to the Decree having approved the new PGMU, compliance with which is mandatory for STFC concessionaires.

Part of the new quality goals for the SMP became enforceable in the end of March, 2012 and the remaining goals became enforceable in the end of October 2012. The quality goals set for SCM became enforceable in the beginning of November 2012.

As a result of the new PGMU, Anatel enacted in October 2012 the Regulation on Universalization Obligations.

During 2012, other important Regulations with large impact on TIM's and Intelig's operations were enacted by Anatel, with emphasis on the following:

- Regulation on the Imposition of Administrative Penalties, enacted in May, 2012, revoking the previous regulation on the subject. It is important to mention the new minimum and maximum values applicable at the time of imposition of fine, accordance with the provider's economic size, as well as the suspension of the enforceability of such penalty until the end of the PADO [administrative proceedings].

- Regulation on Industrial Exploitation of Dedicated Line – EILD, enacted on May, 2012, revoking the previous regulation on the subject, the highlight topics of which are mentioned below in item 2.4.2.

- Regulation on Inspection, enacted on August, 2012, revoking the previous regulation on the subject.

- Resolution which approved the General Plan of Competition Targets – PGMC, enacted on November, 2012, introducing an important regulatory milestone in the sector, the highlight topics of which are mentioned below in item 2.4.2.

Finally, another important regulatory milestone for the telecommunication sector was the enactment of Law 12.485 in September, 2011, which brought forward a new scenario for subscription TV services and content production and distribution, creating the Conditional Access Audiovisual Communication

and the Conditional Access Service – SeAC. As a result of such Law, Anatel enacted on March, 2012 the SeAC Regulation, establishing the conditions for provision of such service and also for subscription TV services already existing.

VU-M and Wholesale Market

Interconnection among providers of telecommunication services is mandatory, allowing users of different telecommunication services of collective interest (especially, STFC, SMP and Specialized Mobile Service – SME) to originate and terminate calls among networks of different providers.

In the case of SMP, ANATEL established that, whenever their network is used to originate or terminate calls, the providers shall be entitled to receive the Value of Use of SMP Network (VU-M), freely agreed among the related parties.

In the scope of its participation in Bidding Procedure No. 002/2007/SPV, which ensured authorizations for the use of radiofrequencies in the 3G sub-ranges, ANATEL determined to TIM the adoption of a single VU-M per Region of the General Plan of SMP Authorizations – PGA, effective from November 1, 2010, freely agreed among the providers (Order No. 8.849/2009-CD).

In October 2011, Anatel approved Resolution No. 576/2011, which establishes a mechanism of reduction of the values of fixed-to-mobile calls of the STFC concessionaires (VC-1), by means of the application of a reducing factor of 18% in February 2012, 12% in 2013, and 10% in 2014, on the Index of Telecommunication Services – IST. Considering that said Regulation imputes that the full nominal reduction of the VC-1 shall be passed on to the VU-M, the negative readjustment of VC-1 tariffs should be accompanied by new negotiations for an agreement on the VU-M of the SMP providers.

In compliance with said rules Anatel established, through Act No. 486/2012, the first reduction of the VC-1 of the STFC concessionaires, with effects from February 25, 2012. Moreover, considering that the providers were not successful in negotiating new VU-M values, the Agency fixed new remuneration values of the networks of SMP providers for calls originated in the networks of the concessionaires, also with effects from February 25, 2012 (Act No. 1.055/2012, subsequently rectified by Act No. 1.480/2012).

Because it understood that the reduction of the VU-M, such as determined by Anatel, did not take into consideration the need to preserve the competition in the market of SMP, TIM filed an administrative appeal against the relevant acts. To this same effect and considering, moreover, the deadlock in the negotiations for agreeing their VU-M values with the other providers, TIM began arbitration proceedings with Anatel.

In December 2012, as the Board of the Agency rejected the appeals of TIM and maintained the levels of VU-M fixed by means of Act No. 1.055/2012, such as rectified by Act No. 1.480/2012, TIM requested to the Commission for Interconnection Arbitration of the Agency the confirmation of these same values for its interconnection relationship with the other providers (in some cases, the negotiations for reaching an agreement on such values were resumed).

Notwithstanding, in light of news that the reduction of the VC-1 of STFC concessionaires was (or may be) cancelled by force of judicial remedies obtained by such providers, TIM has been preparing for such cases – including by means of administrative measures with Anatel – to defend its right to the VU-M previously in force in the relevant interconnection relationships.

On the other hand, concerning another wholesale market of significant interest to TIM, Anatel published in May 2012, as a result of Public Hearing No. 50/2010, Resolution No. 590/2012, which approved the new Regulation of Industrial Exploitation of Dedicated Lines– EILD (REILD), regulating mechanisms for optimization of the operating structure for contracting of transmission circuits, so as to increase the transparency of contracting costs and allow isonomic treatment to the independent providers of Groups of concessionaires. Indeed, the new REILD represented a significant advance, to the extent that it established, especially, (i) more effective rules on the definition of projects as Standard EILD or Special EILD, as well as deadlines for contracting and beginning of supply, and (ii) specific procedure for resolution of conflicts involving the supply of EILD.

At the same time, Anatel approved, also in May 2012, Act No. 2.716/2012, which established the reference values of EILD – significantly lower than those indicated by Act No. 50.065/2005 –, which also represented a big advance, so as to direct the arbitration of values in case of conflicts among providers.

According to the new REILD, the contracts executed before its publishing should be adapted within 120 (one hundred and twenty) days counted from the publishing of Resolution No. 590/2012. Although TIM has started negotiations aiming at adapting its EILD contracts, in certain cases the existence of a deadlock among the parties led this provider to request the intervention of Anatel to resolve the conflict. Notwithstanding the fact that the new REILD establishes a specific procedure for the quick resolution of conflicts involving the supply of dedicated lines, the adoption of judicial measures by the companies of the Oi Group has delayed the effective adaptation of the EILD contracts executed with TIM.

Finally, it should be emphasized that, in November 2012, after a long period of Public Hearing, Anatel published Resolution No. 600/2012, which approved the General Plan of Competition Targets (PGMC). Although the general rationale of the rule is not different from the version submitted to Public Hearing No. 41/2011 – implementing in the sector's regulation the identification of relevant markets where there are competition risks and Groups that hold a Dominant Position (PMS) for the imposition of Asymmetric Regulatory Measures with the purpose of promoting competition – several specific rules were widely modified.

In short, the PGMC defined the following relevant wholesale markets: (i) interconnection in fixed networks; (ii) interconnection in mobile network; (iii) Class V interconnection; (iv) infrastructure and access networks in fixed network; (v) infrastructure and transport networks, which includes the supply of EILD; (vi) infrastructure and passive network; (vii) national roaming; and (viii) interconnection.

At the same time, Anatel published 5 (five) acts identifying Groups with PMS in the following relevant markets defined by PGMC: (i) Supply of Fixed Access Network Infrastructure for Transmission of Data by Pair of Copper or Coaxial Cable in Transmission Rates equal to or lower than 10 Mbps (Act No. 6.617, of November 8, 2012); (ii) Wholesale Supply of Infrastructure of Fixed Network and Local and Long Distance Transportation for Transmission of Data at Transmission Rates equal to or lower than 34 Mbps (Act No. 6.619, of November 8, 2012); (iii) Passive Infrastructure for transportation and access networks (Act No. 6.620, of November 8, 2012); (iv) Termination of Calls in Mobile Networks (Act No. 6.621, of November 8, 2012); and (v) National Roaming (Act No. 6.622, of November 8, 2012).

The TIM group was characterized as holder of PMS in the following markets: (i) Passive Infrastructure for transport and access networks (supply of towers); (ii) Termination of Calls in Mobile Networks; and (iii) National Roaming.

Among the Asymmetric Regulatory Measures established initially by Anatel, the following should be emphasized (i) obligation to prepare Reference Offers, so as to ensure greater transparency in the offers by Groups which are holders of PMS, (ii) possibility of determination of reference values in provisional remedies, (iii) guarantee of compliance with requests made by Groups not holders of PMS, and (iv) creation of entities to provide the rules for the most effective PGMC.

On the other hand, the PGMC determined the effectiveness of the rules of Bill & Keep, to be followed by Groups holders of PMS in the interconnection market in mobile network, as well as limits to the reference values of the VU-M of Groups holders of PMS from 2014. Such rules, which were not set forth in the initial draft submitted to Public Hearing No. 41/2011, caused the submission of a request for partial cancellation of the PGMC by TIM, filed with Anatel on December 26, 2012.

Cost Model

The implementation of a costs model by ANATEL has been developed since March 2005, with the publication of Resolution No. 396/2005, which approved the Document of Separation and Allocation of Accounts – DSAC, with a view to pricing interconnection of the STFC and SMP, as well as inputs of the wholesale market, especially dedicated lines (EILD) and unbundling.

Continuing the process for its effective implementation by Anatel, in August 2011, the consortium led by the consultancy company Advisia was hired, by means of a bidding procedure conducted jointly with the International Telecommunications Union – ITU, to develop the optimized cost modeling, with a term for conclusion of two years, which shall serve as basis for all the models which the agency shall use especially for setting tariffs and prices of inputs inherent to the telecommunication services.

The optimized implementation of the costs model was one of the short-term targets provided in the PGR, expected to be concluded in October 2010, but its technical complexity entailed the extension of its term until the end of this year.

As a result of such efforts, in July 2012, Anatel submitted to Public Hearing No. 26/12 the Proposal of Relevant Documents to the modeling of telecommunication costs. The term for submission of contributions expired on August 30, 2012, with the registration of 121 contributions to Anatel.

In December 2012, Anatel, jointly with ITU and Advisia, the company that leads the international consortium hired to develop the costs model, promoted a seminar on the work which has been developed, emphasizing that the model shall be of fundamental relevance for Anatel in complying with the public policies for the sector, since it will allow access to management information on cost of the different areas of business and product lines of the telecommunication service providers.

In short, the three financial models that shall serve as a conceptual framework for decision-making are: (i) FAC-HCA to discuss recovery of costs, (ii) FAC CCA to analyze new entrants, and (iii) LRIC for analysis and fostering of competition. As a more materially perceived result of such activity, Anatel approved that the adoption of reference values, especially the VU-M, through the PGMC, from February 2016, shall have as basis the costs model developed.

Frequency Spectrum

TIM holds authorizations of right of use of radiofrequencies for SMP provision in frequency bands of 450 MHz, 800 MHz, 900 MHz, 1.8 GHz, 1.9/2.1 GHz and 2.5 GHz, which allows for it to provide mobile telephony services in 2G, 3G and 4G technologies in the whole country.

On October, 2010, Anatel started Bid n. 002/2010-PVCP/SPV, which auctioned sub-band H (1.9/2.1 GHz – 3G band) and band remainders of 1.8 GHz (2G). By reason of impediments defined by Anatel, connected with the limits for holding radiofrequencies, the current SMP providers, with operation in the 1.9/2.1 GHz band, have not been enabled for the sub-band H auction.

The impossibility of participation of the current SMP providers in sub-band H auction, allowed for Nextel to acquire a 3G national coverage and a 2G presence in Region I of PGA, totaling an investment of BRL 1,421.3 billion.

On December, 2011, Bid n. 001/2011-PVCP/SPV started, with the remainders of the auction referred to above. 16 blocks in the 1,800 MHz band were acquired by providers Claro, Oi, CTBC and TIM, which acquired the larger quantity of MHz with lowest premium. Providers have not executed the respective Authorization Terms yet, since the process has been paralyzed by reason of the existence of appeal against bid's result, which was recently denied Anatel's Board of Directors. Thus, soon the Board will homologate the result of the procedure and operators will be called for execution.

As a result of its participation in these two Bids, TIM, with an investment of BRL 65 million in the auctions (referring to the auction of December, 2010 and a forecast of investment of BRL80.7 million referring to the auction of December, 2011), is able to expand its 2G coverage and intensify its presence in North, and Center-West regions of the country, in the States of Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais, areas which have shown strong economic growth.

On June, 2012, Anatel promoted the bidding of 450 MHz and 2,500 MHz bands, for the purpose of introducing the so called fourth generation technology in Brazil (4G), to serve, until 30th of April of 2013, the host cities of Confederations Cup - Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador and Brasília, as well as in the preparation to host FIFA World Cup in 2014 and the Olympic Games in 2016, besides developing the coverage in rural areas.

Upon the existence of a company interested in the 450 MHz band (Lot 1) only, of national range, the lots of the 2,500 MHz band would be bid isolatedly. However, upon the inexistence thereof, such band was bid together with the lots of the 2,500 MHz bands, upon which the winner of each lot took part of the 2.500 MHz band, of national range, and the 450 MHz band in specific locations, divided between the 4 (four) large Brazilian SMP operators (TIM, Vivo, Claro and Oi), which aggregated result in Brazilian territory.

Claro won Lot 2 for the amount greater than BRL 844 million, which comprises the sub-band of 2,510 to 2,530 MHz and 2,630 to 2,650 MHz of national range and the 450 MHz band in the States of Acre, Amazonas, Amapá, Bahia, Maranhão, Pará, Rondônia, Roraima, Tocantins and metropolitan region and coast of the State of São Paulo.

Vivo won Lot 3 for the amount greater than BRL 1 billion, which comprises the sub-band of 2,550 a 2,570 MHz and 2,670 to 2,690 MHz of national range and the 450 MHz band in the States of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe and countryside of the State of São Paulo.

TIM won Lot 4 for the amount of BRL 340 million, which comprises the sub-band of 2,530 to 2,540 MHz and 2,650 to 2,660 MHz of national range and the 450 MHz band in the States of Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina (the 450 MHz band was acquired together with Intelig).

Finally, Oi won Lot 5 for an amount greater than BRL 330 million, which comprises the sub-band of 2,540 to 2,550 MHz and 2,660 to 2,670 MHz of national range and the band of 450 MHz in the States of Goiás, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul and Distrito Federal.

The Authorization Terms were executed on October, 2012 and some range commitments for 4G already exist which must be complied with on April, 2013, while the first range commitments in the 450 MHz band will be due on June, 2014. As per the Public Notice, range commitments are very costly, requiring heavy investments, with the imposition, additionally, of the national technology product acquisition.

The authorizations which provide for the right of use of radiofrequency for SMP provision have a fixed term. They have the following expiry dates, with the possibility of single renewal for 15 additional years. Upon renewal, the same must be confirmed at each 2 years and the percentage amount of 2% on the net income of the first year at each biennium must be paid to the Government. Such payment takes into consideration the net income of the region covered by the license which has been renewed. SMP authorizations effective on December 31, 2012 are shown in the following table:

		Expiry Date		
	Authorization Terms	800MHz, 900 MHz and 1.800 MHz	Additional Frequencies 1800 MHz	1900 and 2100 MHz (3G)
1	Amapá, Roraima, Pará, Amazonas and Maranhão	March, 2016	April, 2023	April, 2023
2	Rio de Janeiro and Espírito Santo	March, 2016	-	April, 2023
3	Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and municipalities of Londrina and Tamarana no Paraná	March, 2016	-	April, 2023
4	São Paulo	March, 2016	-	April, 2023
5	Paraná (except the municipalities of Londrina and Tamarana)	September, 2022*	April, 2023	April, 2023
6	Santa Catarina	September, 2023*	April, 2023	April, 2023
7	Municipality and region of Pelotas, in the state of Rio Grande do Sul	April, 2024*	-	April, 2023
8	Pernambuco	May, 2024*	-	April, 2023
9	Ceará	November, 2023*	-	April, 2023

10	Paraíba	December, 2023*	-	April, 2023
11	Rio Grande do Norte	December, 2023*	-	April, 2023
12	Alagoas	December, 2023*	-	April, 2023
13	Piauí	March, 2024*	-	April, 2023
14	Minas Gerais (except the PGO's sector 3 municipalities for 3G radiofrequencies and remainders)	April, 2013	April, 2023	April, 2023
15	Bahia and Sergipe	August, 2027*	-	April, 2023

*Terms already renewed for 15 years, therefore not entitled to new renewal period.

During 2012, such as in the previous years, TIM returned to be involved in discussions by reason of the extension of its authorizations for the use of radiofrequencies. By reason of such extension, Anatel understands that TIM is responsible for (i) arranging new licensing of its radio-base and mobile stations of SMP, with the respective collection of new TFI, as well as (ii) collecting public price corresponding to an encumbrance of 2% (two per cent) on its SMP income, including therein service plans income, interconnection income and, in some cases, additional facilities or conveniences income (understood as Value Added Services – SVA).

TIM understands that such requirements are not due and disputed administratively before Anatel the amounts registered, as well as with the Judiciary Branch, for the purpose of obtaining the confirmation of its understanding and the annulment of charges on the part of the Agency.

Quality Regulation

Published by Anatel on October, 2011, the Quality Management Regulations of SMP and SCM impose quality parameters which must be complied with by mobile telephony and internet connection services. The vast majority of the goals set started to be required in the end of October, 2012 and beginning of November, 2012.

Among such quality parameters, those connected with the quality of networks, both mobile and fixed, are highlighted, creating minimum and average speed guarantee obligations at levels well beyond those currently offered by the providers, demanding short-term investments for performance of such obligations.

By reason of the need of a better quantification of financial impacts, Oi Group applied for annulment together with a request of revision of certain indicators, for the purpose of requesting to Anatel the presentation of technical studies and economic impacts which motivated it to enact such regulations.

Such request was submitted to Public Consultation by Anatel, resulting in a series of contributions contrary to the maintenance of quality metrics, on the part of the telecommunication service providers affected, which are still being analyzed by the Agency.

In connection with STFC, on December, 2012, Anatel's Board of Directors da Anatel approved the enactment of the Quality Management Regulation for the providers of such service, which is expected to be published soon.

The purpose is to make available a new model of Quality Management which includes, besides technical requirements of network and service, consumer's perception as to the service provided, besides the inclusion of indicators to the provision of broad band on cellular phones and Provider's independent indicators (reaction indicators).

In practice, measurements are in course since May, 2012. However the Internet, Guarantee of Instantaneous Transmission Rate Contracted and Guarantee of Average Transmission Rate Contracted indicators, partially started the measurements on November, 2012; however no indicator has been disclosed so far.

Consolidation of TIM and Intelig's STFC Authorizations and Incorporation of the operators Fiber SP and Fiber RJ by TIM with waiver of SCM authorizations of the incorporated companies.

With the incorporation of Intelig by TIM (an operation consented by Anatel through Act n. 4.634/2009) TIM Group, in compliance with the governing law, was required to eliminate overlaps of existing authorizations (both TIM and Intelig held STF authorizations in Local, Long Distance National – LDN and Long Distance International - LDI).

For so, a term of 18 months was stipulated, counted as from operation closing (Act n. 5.470/2010). Such term was additionally extended for 12 additional months (Act n. 4.559/2011), expiring on 30th of June of 2012.

To such effect, TIM Group filed on 30th of December of 2011 petitions formalizing to the Agency the consolidation of its STFC Authorization Terms in the Local modality in Intelig and the consolidation of its STFC LDN and LDI Authorization Terms in TIM. Thus, since 30th of June of 2012, TIM no longer holds authorization to provide STFC in the Local modality and Intelig no longer holds authorizations to provide STFC in long distance modalities. By reason thereof, TIM Group quit the commercial use of CSP 23 and returned it to Anatel, and its STFC LDN and LDI operation remained connected to CSP 41, under TIM's STFC LDN and STFC LDI, the Local STFC authorization remaining with Intelig.

Additionally, all Subscribers affected were informed whether through newspapers of large circulation in the country, mails, telecommunication service invoices and SMS, for the purpose of clarifying all changes imposed by reason of the need of elimination of the overlapping of the concessions held by such providers.

The addenda to STFC Authorization Terms entered into between TIM/Intelig and Anatel contemplating the case referred to above was published on 26th of October of 2012.

On 29th of August of 2012, the companies Fiber SP and Fiber RJ formalized with Anatel their waiver of the authorizations for SCM exploitation. Thereafter, both of them were incorporated by TIM which already holds authorization for such service. In light of the waiver, Fibers' SCM authorizations have been extinguished by Anatel. With Fibers' incorporation, TIM, in the capacity of successor, started to be the provider of the services previously provided by such companies.

Operating Results

Customer Base

The total base of subscribers closed 2012 with 70.3 million of lines, 9.8% more than 2011 and representing a market share of 26.9%. The Company added to its base 38.4 million of new lines in 2012, leading the year with 35.3% of the total of net additions. Such performance confirms market acceptance of Infinity and Liberty plans both for voice and data.

Disconnections reached 32,148 million in the quarter, with a rate of 5% (against 47.9% in 2011). Such disconnection rate is explained by the stringent disconnection rule, which avoids operating expenses in the midst of the strong commercial activity, especially in pre-paid segment.

Post-paid customer base reached 10.7 million of users, a growth of 15.5% Y/Y versus +24.4% in 2011. The Company added 482 thousand post-paid customers (versus 655 thousand in 4Q11).

In prepaid segment, the total of users reached 59.6 million, an increase of 8.8% Y/Y – strongly leveraged by Infinity Pré plan, reaching more than 58 million of users (98% of the segment's base).

MOU (monthly minutes average per users)

150 minutes in 4Q12, representing a growth of 14.5% in comparison with the previous year, setting a new record for the Company. Such performance is mainly explained by a strong increase in the outflow traffic of 33.6 Y/Y, due to Infinity and Liberty platforms.

- **Outgoing MOU** reached 139 minutes in 4Q12, reaching its highest level and growing 17.2% versus 4Q11. Such performance is explained by a solid growth of 25% of post-paid voice customer base.

- **Incoming MOU** reached 11 minutes in 4Q12, a significant decrease of 11.6% when compared to the same period of 2011. Total inflow traffic increased 0.7% Y/Y.

BOARD OF DIRECTORS

Name	Age	Profession	CPF	Position	Election	Hold	Mandate	Other positions	Elected by the Controller
Adhemar Gabriel Bahadian	72	Retired Diplomat	012.987.207-53	Member of the Board of Directors	April 11th 2011	May 2nd 2011	AGO 2013	Not applicable	Yes
Francesca Petralia	59	Lawyer	-	Member of the Board of Directors	-	-	AGO 2013	Not applicable	Yes
Franco Bertone	62	Engineer	235.485.337-87	Member of the Board of Directors	-	-	AGO 2013	Not applicable	Yes
Maílson Ferreira da Nóbrega	70	Economist	043.025.837-20	Member of the Board of Directors	April 11th 2011	May 2nd 2011	AGO 2013	Not applicable	Yes
Manoel Horacio Francisco Da Silva	67	Administrator	066.526.978-15	Member of the Board of Directors	April 11th 2011	May 2nd 2011	AGO 2013	Not applicable	Yes
Oscar Cicchetti	62	Engineer	060.928.917-94	Member of the Board of Directors	July 20th 2011	July 22nd 2011	AGO 2013	Not applicable	Yes
Patrizio Graziani	47	Economist	-	Member of the Board of Directors	-	-	AGO 2013	Not applicable	Yes
Piergiorgio Peluso	44	Economist	-	Member of the Board of Directors	-	-	AGO 2013	Not applicable	Yes
Rodrigo Modesto de Abreu	43	Engineer	116.437.828-78	Member of the Board of Directors	-	-	AGO 2013	Chief Executive Officer	Yes

ADHEMAR GABRIEL BAHADIAN

I – Main professional experiences in last 5 years:

Brazil's ambassador in Rome from 2006 to 2009.

II – Management positions in public companies:

TIM Participações SA - telecommunications industry - effective Member of the Board of Directors - since March 2010.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

FRANCESCA PETRALIA

I – Main professional experiences in last 5 years:

Telecom Italia S.p.A. - telecommunications industry - Head of Corporate and Legal Affairs in South America - since February 2013.

Telecom Italia S.p.A. - telecommunications industry - Group Compliance Officer - from October 2011 to February 2013.

Telecom Italia S.p.A. - telecommunications industry - Head of Corporate Finance Legal Affairs - from August 2002 to October 2011.

II - Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

FRANCO BERTONE

I – Main professional experience in last 5 years:

Telecom Personal S.A. – telecommunications industry – Chief Executive Officer – from March 2009 to February 2013.

Telecom Personal S.A. – telecommunications industry – Chief Executive Officer – from December 2010 to February 2013.

II – Management positions in public companies:

Telecom Argentina S.A. – telecommunications industry – Chief Executive Officer – From March 2009 to February 2013.

Telecom Argentina S.A. – telecommunications industry – Chief Operating Officer – from August 2008 to March 2009.

Telecom Argentina S.A. – telecommunications industry – Effective Member of the Board of Directors – from April 2008 to August 2008.

TIM Participações S.A. – telecommunications industry – Alternate Member of the Board of Directors – from April 2007 to July 2008.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

MAÍLSON FERREIRA DA NÓBREGA

I – Main professional experiences in last 5 years:

Partner of Tendências Consultoria Integrada – since December 1996.

Member of Instituto Fernand Braudel de Economia Mundial – since December 1991.

Member of the Board of Directors of Instituo Brasileiro de Geografia e Estatística –IBGE – from march 2003 até dezembro de 2006.

Columnist of Veja Magazine

II – Management positions in public companies:

Cosan S.A. – Sugar, Ethanol and Energy – Member of the Board of Directors – since August 2008.

Renova Energia – energy sector – Member of the Board of Directors – since May 2008.

TIM Participações S.A. – telecommunications industry – Member of the Board of Directors – since April 2011.

Banco Pine S.A. – Financial Institution – Member of the Board of Directors – since April 2007.

Rodobens Negócios Imobiliários S.A. – real estate sector – Member of the Board of Directors – since November 2006.

Grendene S.A. – footwear industry – Member of the Board of Directors – since 2004.

Portobello S.A. – ceramic tile industry – Member of the Board of Directors – from April 1998 to April 2012.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

MANOEL HORACIO FRANCISCO DA SILVA

I – Main professional experiences in last 5 years:

Banco Fator S.A. – banking sector – Chief Executive Officer – from January 2003 to August 2011.

II - Management positions in public companies:

TIM Participações SA – telecommunications industry – Chairman of the Board of Directors – since March 2010.

TIM Participações SA – telecommunications industry – Effective Member of the Board of Directors – since April 2009.

Telemar – Tele Norte Leste Participações S/A – telecommunications industry – Chief Executive Officer and Member of the Board of Directors – from January 1999 to July 2001.

Companhia Siderúrgica Nacional – steel industry – Member of the Board of Directors – from 1997 to 1998.

Sadia – food industry – Member of the Board of Directors – from 1997 to 1998.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

OSCAR CICCHETTI

I – Main professional experience in last 5 years:

Telecom Italia S.p.A. - telecommunications industry - Responsible for Strategy - since April 2011.

Telecom Italia S.p.A. - telecommunications industry - Responsible for Technology & Operations - since November 2009.

Telecom Italia S.p.A - telecommunications industry - Responsible for Domestic Market Operations - from June 2008 to November 2009.

Telecom Italia S.p.A - telecommunications industry - Responsible for Business Strategies & International Development - from January 2008 to June 2008.

II – Management positions in public companies:

TIM Participações S.A. - telecommunications industry- Member of the Board of Directors - since July 2011.

TIM Participações S.A. - telecommunications industry- Member of the Board of Directors from April 2009 to November 2009.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

PATRIZIO GRAZIANI

I – Main professional experiences in last 5 years:

Nortel Inversora S.A. - telecommunications industry - Chairman of the Board of Directors - since April 2012.

HR Services S.r.l. - staff training sector - Chief Executive Officer and effective Member of the Board of Directors - since April 2010.

Telecom Italia S.p.A. - telecommunications industry- assistant of the Top Management - since January 2008.

Techvisory S.p.A. - banking sector - Consultant and General Manager - from January 2004 to June 2008.

II – Management positions in public companies:

Nortel Inversora S.A. - equity interest in companies - Chief Executive Officer and effective Member of the Board of Directors - since April 2012.

Telecom Argentina S.A. - telecommunications industry - effective Member of the Board of Directors - since July 2012.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

PIERGIORGIO PELUSO

I – Main professional experiences in last 5 years:

Telecom Italia S.p.A. - telecommunications sector - Chief Administration, Finance & Control Officer - since September 2012.

Fondiaria-SAI S.p.A.- insurance sector - *Direttore Generale* (Chief Executive Officer) - from June 2011 to September 2012.

Gruppo UniCredito - banking sector - Responsible in Italy for the Corporate & Investment Banking Division - from November 2010 to June 2011.

UniCredit Corporate Banking S.p.A.- banking sector - *Amministratore Delegato* (Chief Executive Officer) - from June 2009 to November 2010.

UniCredit SpA Group - banking sector - Responsible Investment Banking in Italy - from September 2007 to June 2009.

II - Management positions in public companies:

Telecom Italia Media S.p.A. - Media sector - effective Member of the Board of Directors - since October 2012.

Fondiaria-SAI S.p.A. - insurance sector - *Direttore Generale* (Chief Executive Officer) - from June 2011 to September 2012.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

RODRIGO MODESTO DE ABREU

I – Main professional experiences in last 5 years:

TIM Participações S.A. - telecommunications industry - Chief Executive Officer - since March 4th, 2013.

Cisco do Brazil Ltda. - Telecommunications - Chief Executive Officer - from 2008 to February 2013.

Cisco do Brazil Ltda. – Telecommunications - Regional Manager - from 2006 to 2008.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

STATUTORY AUDIT COMMITTEE

Name	Age	Profession	CPF	Position	Election	Hold	Mandate	Other positions	Elected by the controller
Alberto Emmanuel Carvalho Whitaker	72	Business Administrator and Lawyer	002.337.738-00	Effective Member	April 11th 2012	April 25th 2012	AGO 2013	Not applicable	Yes
João Verner Juenemann	73	Accountant and Administrator	005.832.607-30	Alternate Member	April 11th 2012	April 25th 2012	AGO 2013	Not applicable	Yes
Oswaldo Orsolin	69	Economist e Accountant	034.987.868-49	Effective Member	April 11th 2012	April 25th 2012	AGO 2013	Not applicable	Yes
Roosevelt Alves Fernandes Leadebal	71	Economist	016.083.804-59	Alternate Member	April 11th 2012	April 25th 2012	AGO 2013	Not applicable	Yes
Samuel de Paula Matos	64	Economist and Accountant	069.815.428-20	Effective Member	April 11th 2012	April 25th 2012	AGO 2013	Not applicable	Yes
Josino de Almeida Fonseca	73	Engineer	005.832.607-30	Alternate Member	April 11th 2012	April 25th 2012	AGO 2013	Not applicable	Yes

ALBERTO EMMANUEL CARVALHO WHITAKER

I – Main professional experience in last 5 years:

COPPEAD – Member of the Advisory Board – since September 2010.

Fundição Tupy – Member of the Audit Committee – since April 2010.

Lojas Marisa – apparel industry – Member of the Audit Committee – since March 2009.

Conselho Regional de Administração de São Paulo – CRA-SP – professional class association – Member of the Board of Directors – since October 2008.

TIM Participações S.A. – telecommunications industry – Effective Member of the Statutory Audit Committee – since April 2008.

Instituto Brasileiro de Governança Corporativa – IBGC – Member of the Board of Directors – since March 2008.

Museu de Arte de São Paulo – MASP – Director – since 2006.

Fundação Bienal de São Paulo – Counselor – since 2006.

II – Management positions in public companies:

He has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOÃO VERNER JUENEMANN

I – Main professional experience in last 5 years:

Banco Indusval S.A. – financial sector – Effective Member of the Audit Committee – since April 2012.

Minerva S.A. – Effective Member of the Audit Committee – since April 2012.

INDG – Instituto de Desenvolvimento Gerencial S.A. – service sector – Effective Member of the Audit Committee – since December 2011.

Motrisa – Moinhos de Trigo Indígena S.A. – Effective Member of the Audit Committee – since April 2011.

Paludo Participações S.A. (Grupo Vipal) – Effective Member of the Audit Committee – since December 2011.

Unetral Empreendimentos Imobiliários S.A. – Effective Member of the Audit Committee – since November 2011.

Unetral S.A. – Effective Member of the Audit Committee – since August 2010.

Electro Aço Altona S.A. – Effective Member of the Audit Committee – since April 2010.

Tupy S.A. – Coordinator of the Audit Committee – since July 2009.

Dimed S.A. Distribuidora de Medicamentos – Member of the Audit Committee – since 2009.

TIM Participações S.A. – telecommunications industry – Alternate Member of the Statutory Audit Committee – since 2008.

Companhia Providência Indústria e Comércio S.A. – Effective Member of the Audit Committee – from April 2010 to April 2012.

AES Tietê S.A. – Alternate Member of the Audit Committee – from April 2010 to April 2011.

Federação das Associações Comerciais e de Serviços do Rio Grande do Sul:
Vice-Chairman Financial Administrative – from April 2012.
Vice-Chairman – from April 2010 to April 2012.
Effective Member of the Audit Committee – from April 2006 to April 2010.

Associação Comercial de Porto Alegre – Effective Member of the Audit Committee – from April 2006 to April 2010.

Karsten S.A. – Effective Member of the Audit Committee – since April 2006 to April 2010.

Predial e Administradora Hotéis Plaza S.A. – hotel sector – Effective Member of the Audit Committee – from April 2005 to April 2010.

Banco do Estado do Rio Grande do Sul S.A. – financial sector – Independent Member of the Audit Committee – from 2004 to 2008.

Globex Utilidades S.A. – Alternate Member of the Audit Committee – from April 2009 to April 2010.

FRAS-LE S.A. – Alternate Member of the Audit Committee – from April 2008 to April 2009.

II – Management positions in public companies:

DBH Indústria e Comércio S.A. – Effective Member of the Board of Directors – since April 2007.

Banco do Estado do Rio Grande do Sul S.A. – financial sector – Independent Member of the Board of Directors – from April 2003 to April 2011.

Renner Participações S.A. – retail sector –Member of the Board of Directors – from Arpil 2006 to April 2009.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

OSWALDO ORSOLIN

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Effective Member of the Statutory Audit Committee – since April 2008.

Magazine Luiza – retail sector – Member of the Board Audit Committee.

Grupo Simões – Member of the Audit Committee.

Coca-Cola da Amazônia – Member of the Board of Directors.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ROOSEVELT ALVES FERNANDES LEADEBAL

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Alternate Member of the Statutory Audit Committee – since April 2008.

Companhia de Água e Esgotos da Paraíba – CAGEPA – basic sanitation sector – Director's Advisor – from March 2007 to October 2009.

Companhia de Água e Esgotos da Paraíba – CAGEPA – basic sanitation sector – Manager of the Controler Department – from August 2004 to February 2007.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

SAMUEL DE PAULA MATOS

I – Main professional experience in last 5 years:

TIM Participações S.A. – telecommunication industry – Effective Member of the Statutory Audit Committee – since October 2010.

Fibria Celulose S.A. – paper and pulp industry – Coordinator of the Audit and Risk Committee – since January 2010.

Votorantim Celulose e Papel S.A. – paper and pulp industry – Chairman of the Audit Committee – from May 2007 to December 2009.

II – Management positions in public companies:

Has never held any management positions in public companies.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOSINO DE ALMEIDA FONSECA

I – Main professional experience in last 5 years:

SDT8 Ideias e Negócios Ltda. – Partner and Director – since October 2010.

TIM Participações S.A. – telecommunication industry – Alternate Member of the Statutory Audit Committee – since April 2009.

CTEEP – Cia. de Transmissão de Energia Elétrica Paulista – energy industry – Alternate Member of the Audit Committee – from April 2007 to April 2010.

TIM Participações S.A. – telecommunication industry – Effective Member and Chairman of the Statutory Audit Committee – from May 2005 to April 2007.

Marisa S.A. – retail sector –Alternate Member of the Audit Committee – from April 2007 to April 2010.

Jockey Club de São Paulo – Chairman of the Audit Committee – from March 2005 to March 2011.

II – Management positions in public companies:

TIM Participações S.A. – telecommunication industry –Member of the Board of Directors – from March 2007 to April 2009.

III – Events occurred in the last 5 years:

There were not any criminal conviction or any conviction resulting from Brazilian SEC (CVM) proceedings or any other which could be able to disturb the professional activity of such person.

IV – Personal relationship:

No matrimonial society, consensual marriage or direct or indirect relationship with managers of TIM Participações S.A., its controlling shareholders or subsidiaries were identified.

V – Subordination relationship:

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

13.1 Describe the compensation policy or practice of the Board of Directors, of the executive board provided for in the Articles of Incorporation, of the management body not provided for in the Articles of Incorporation, of the audit committee, of the committees provided for in the Articles of Incorporation and of the audit, risk, financing and compensation committees, addressing the following aspects:

a. purposes of the compensation policy or practice

The Company's Compensation Policy ***is intended to individually value each resource, with special attention to the functions exercising relevant roles to the Company's business. Such contribution is evaluated by means of an objective analysis of the positions and a subjective analysis of the potentials and high performances.***

The organizational evaluation of the positions is made through an internal system which classifies the positions in "profiles" based in the Hay methodology (system with which the main positions of the organization are evaluated) to:

- ✓ Facilitate the comparison with the foreign market
- ✓ Support the management and development of resources

In comparisons with the foreign market, we use the market benchmark: compensation surveys using information of the general market in Brazil, conducted by large specialized consulting firms.

Always seeking to be aligned with the Company's short, medium and long term interests, and having as basis the financial results as parameter for establishing limits of the variable compensation, the equity between the results and bonuses of the Company's executives is assured.

Moreover, in the General Meeting dated August 5, 2011, the Long-Term Incentive Plan ("Long-Term Incentive Plan") of the Company was approved, which aims at, by means of grant of purchase options or subscription of shares of issued by the Company: (i) to align the interests of the senior management to the interests of the shareholders; (ii) to implement an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and, (iii) to increase the competitiveness of the compensation package of the senior management.

The managers - members of the Board of Directors, members of the audit committee, Officers - are compensated by the Company to which they are connected.

In the organizational structure and under the Internal Regulation of the Board of Directors, there is a specific committee to deal with the compensation of the Company's Senior Management which is the Compensation Committee, which is composed of 3 full members of the Board of Directors. Such Committee is permanent and has, as its main authorities, the following:

a) to prepare for the Board of Directors the proposal for the apportionment of the annual total value of compensation established by the General Meeting among the Board members of the Company;

b) to submit proposal to the Board for the compensation of the Officers in order to guarantee its alignment with the objective of creating value to the Company's shareholders over time;

c) to periodically evaluate the compensation criteria of the Officers and the senior executives of the Company and, hearing the opinion of the Chief Executive Officer, prepare recommendations to the Board;

d) to monitor the application of the decisions taken by the competent bodies and the Company's policies related to the compensation of the senior executives.

Also under the Internal regulation, the Committee shall report to the Board of Directors its monitoring and evaluation activity, and also submit the proposals of item (b) above, at the meeting of the Board which precedes the General Shareholders Meeting of the Company.

In addition to the powers provided above, such Compensation Committee may also assist the Board of Directors with respect to the functions determined in the Long Term Incentive Plan.

Board of Directors:

The compensation practice only provides for the payment of monthly fixed fees.

Audit Committee:

The compensation practice only provides for the payment of monthly fixed fees.

Executive Board Provided for in the Articles of Incorporation:

The compensation practice includes the payment of monthly fixed fees, direct and indirect benefits, in addition to variable compensation by means of the profit sharing program.

Management Body not Provided for in the Articles of Incorporation:

The compensation practice includes the payment of salaries, direct and indirect benefits, in addition to variable compensation by means of the profit sharing program.

Notwithstanding the compensation practice described above, related to each one of the management bodies of the Company, on August 5, 2011, the creation of the Long Term Incentive Plan was approved, which established general terms and conditions for the issuance of options related to the purchase of shares by the members of the Company's senior management, in order to supplement and readjust such compensations.

b. compensation composition, indicating:

i. description of the compensation elements and the purposes of each one of them

The Compensation of the Executive Board is composed of 3 elements, with different relevance degrees, by reason of the impacts they may generate in the results of the Company, as follows:

1) Fixed compensation:

Has the purpose of valuing the strategic role (position size) and also the subjective characteristics (strategic potential), based on the foreign market.

2) Variable compensation:

Has the purpose of rewarding the executives for expected and achieved results. The variable compensation, in turn, is subdivided into two groups:

2.1) MBO

MBO - *Management By Objectives* - is the short term variable compensation program, based on strategic indicators for the Company's business, containing targets and objectives, both organizational and business and functional, resulting in the rewarding and valuation of the annual results achieved.

- **Corporate Objective:** objectives related to economic and financial indicators of the Company.
- **Business Objective:** objectives related to the Company's business, with high strategic relevance and, in general, inherent to the functions.
- **Functional Objective:** specific objective related to targets and responsibilities of each area.

2.2) Bonus (*una tantum*)

Valuation of the individual performance, which justifies the recognition of the company, especially in tactical initiatives.

The compensation structure, as presented in this item, has the purpose of following the market practices, mainly of the specific telecommunications market, being annually updated in-line with the market operations and the strategic planning of the Company.

3) Direct and indirect benefits:

Such benefits have the purpose of increasing the value received by the executives, aiming at attracting them and keeping them in the company.

Long Term Incentive Plan:

The Company recently approved a compensation plan based in shares to senior members of management and those employees holding key positions in the Company. Such plan created a long term incentive mechanism, which aims at: (i) aligning the interests of the senior management to the interests of shareholders; (ii) implementing an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increasing the competitiveness of the senior management compensation package.

Moreover, it should be informed that the Company has a Policy for Disclosing and Negotiation of Securities, under CVM Instruction n. 358/02, which is informed to each new member elected for the Company's senior Management upon the signature of Adhesion Instrument which is filed at the Company's registered office.

The Long Term Incentive Plan establishes general terms and conditions for the issuance of options related to the purchase of shares of the Company, by senior members of management and those employees holding keys positions in the Company, as approved by the Board of Directors based on the proposal of the President and of the HR officer.

ii. what is the proportion of each element in the total compensation

Year 2012 Realized	Board of Directors	Audit Committee	Executive Board	Management Body not Provided for in the Articles of Incorporation
Number of full members	7,92	5	8,58	0
% Fixed compensation	100%	100%	55,2%	N/A
% Variable Compensation	N/A	N/A	19,9%	N/A
% Compensation on purchase options	-	-	24,8%	-

* There is Non Statutory Board in TIM Participações.

iii. calculation and adjustment methodology of each compensation element

According to the introduction, the organizational evaluation of the positions and compensation values is made through an internal system which classifies the positions in "profiles" based in the Hay methodology (system with which the main positions of the organization are evaluated).

By using this methodology, we facilitate the comparison of TIM's position with the foreign market, in addition to supporting the management and development of human resources.

In comparisons with the foreign market, we use the compensation surveys using information of the general market in Brazil, conducted by large specialized consulting firms. Based on the result, adjustments are made for alignment with the market and strategy of the Company.

The Compensation of the Executive Board is composed of the elements below, with different relevance degrees, by reason of the impacts they may generate in the results of the Company, as follows:

1) Fixed compensation:

The fixed remuneration is constituted by the payment of 12 installments per year, plus 13th salary to members of the Executive Board Provided for in the Articles of Incorporation and of the Management Body not Provided for in the Articles of Incorporation whose employment relationships are governed by the CLT [Consolidation of Labor Laws]. The calculation and adjustment methodology of each one of the elements of the fixed compensation shall be compatible with the importance of the function inside the organizational structure, also using as basis the market parameters as mentioned above.

2) Variable compensation:

2.1) MBO

The percentage considers the achievement of 100% of the targets.

The main performance indicators taken into consideration in the determination of the compensation elements are the financial, economic and functional indicators, annually reevaluated and validated.

The variable compensation of the Executive Board is directly connected to the evolution of the performance indicators of the issuers' interest. Thus, we align and connect the interests of the officers to the results of the Company.

2.2) Bonus (*una tantum*)

Valuation of the individual performance, which justifies the recognition of the company, especially in tactical initiatives.

The compensation structure, as presented in this item, aims at following the market practices, mainly of the specific telecommunications market, being annually updated in-line with the market operations and the strategic planning of the Company.

The application of this instrument is connected to a salary multiple determined in compensation policy, where we currently grant a maximum value of up to 3.5 salaries.

3) Direct and indirect benefits:

3.1) Private Pension

The Company has a Private Pension plan with a 1st-line financial institution, Banco Itaú, which ensures for the Senior Management of the Company the same conditions offered to the other participants. Up to BRL 2,620.00 Brazilian Reais the company contributes with 1% and in case the person receives a higher value, the contribution is of 6.6% on the value of the salary difference. For such contribution, the employee must contribute, at least, the same value.

Concerning the possibility of early redemption, this can occur in the following cases:

In cases of disability or death, the beneficiary or his/her dependents shall receive 100% of the accumulated fund as a lump sum payment.

At any time, the participant may redeem their part of the contribution, being penalized with the withdrawal by the company of the company's part of the contribution in the same proportion.

It should be emphasized that the Private Pension Plan of the Company does not cover the members of the Board of Directors and the members of the Audit Committee.

3.2) Benefits Package

The Company has a wide benefits package for the Senior Management, where TIM offers: travel corporate card, functional devices, bank benefits, agreements, maternity leave, health care plan, pharmacy benefit, dental plan, supplementary pension plan, vehicle insurance, life insurance and meal voucher.

Participation in Specialized Committees:

As presented above, the Company has Specialized Committees, which report to the Board of Directors and which are composed entirely of full members of the Board, under its Internal regulation. The Specialized Committees are the Compensation Committee and the Internal Control and Corporate Governance Committee. No member of the Board of Directors is compensated additionally for the participation in Committees.

Concerning the Audit Committee, no additional remuneration is received due to the attributions in the capacity of Audit Committee.

iv. reasons justifying the compensation composition

Alignment to the Company's short, medium and long term interests, and having as a basis the financial results as parameter for establishing limits of the variable compensation and the share plan, the equity between the results and bonus of the Company's executives is assured.

c. main performance indicators which are taken into consideration in the determination of each compensation element

Fixed Compensation - The market practices and the location are the factors considered in the determination of the value.

Variable compensation:

MBO - The main corporate economic/financial indicators of the Company are associated to this compensation instrument: EBITDA, Net Income from Services, Net Financial Position, Total Revenue and Free Cash Flow. Through this instrument, we seek to reach/overcome the targets and objectives of the organization.

Bonus (*una tantum*) - Valuation of the individual performance, which justifies the recognition of the company. The application of this instrument is not determined by quantitative and predefined objectives. One of the premises is, for example, that the employee has good evaluation in the Company's Performance Management program.

Long Term Incentive Plan The measurements are made based on cumulative performance periods and in case the objectives are not achieved in a certain year, the options may be exercised in later periods, provided that the accumulated minimum conditions are met.

d. how is the compensation structured to reflect the evolution of the performance indicators

Through the variable compensation instrument and the *Long Term Incentive Plan*, where we bind economic purposes of the Company to the targets provided for in the organization.

e. how is the compensation policy or practice aligned with the interests of the short, medium and long term issuer

Always seeking to be aligned with the short, medium and long term interests of the Company, and, therefore, we bind our programs to the financial/economic indicators by which we reward based on results achieved.

Moreover, in order to implement an incentive system where there is, in addition to the short, medium and long term balance, the alignment of the interests of the Company's management with the shareholders' interests, the Company developed and approved in General Meeting the *Long Term Incentive Plan*.

f. existence of compensation supported by subsidiaries, controlled companies or direct or indirect parent companies

The officers of the Company (including expatriates) as a result of the activities performed to the Company and its Subsidiaries, have their compensation fully supported by its Subsidiary TIM Celular S.A. For the members of the Board of Directors and of the Audit Committee, when compensated, such compensation is fully supported by the Company.

Throughout the year of 2010, changes occurred in the composition of the Executive Board. However, such changes occurred in compliance with article 31 of the Articles of Incorporation which provides for at least 2 (two) and no more than 9 (nine) members. It is important to note that such changes did not affect the cost of the Company.

Executive Board	Budgeted 2012	Realized 2012
Number of members	9	8,58
Values in BRL		
Annual Total Compensation	**16.530.000**	**11.175.096,44**

Year 2012 Realized	Executive Board
Number of members	8,58
Values in BRL	

Annual fixed compensation	**6.171.876,15**
Salary or compensation for work	5.469.155,53
Direct and Indirect Benefits	702.720,62
Participation in committees	
Others	
Variable compensation	**2.228.268,14**
Bonus	2.228.268,14
Profit Sharing	
Participation in Meetings	
Commissions	
Others	
Post-Employment Benefits	
Benefits for the termination of the term of office	
Compensation based on shares	**2.774.952,14**

Year 2013 Budgeted	**Executive Board**
Number of members	8
Values in BRL	
Annual fixed compensation	**7.150.000**
Salary or compensation for work	6.200.000
Direct and Indirect Benefits	950.000
Participation in committees	
Others	
Variable compensation	**4.750.000**
Bonus	4.750.000
Profit Sharing	
Participation in Meetings	
Commissions	
Others	
Post-Employment Benefits	
Benefits for the termination of the term of office	
Compensation based on shares	**6.000.000**

g. existence of any compensation or benefit related to the occurrence of certain corporate event, such as disposal of the controlling interest of the issuer

The Company does not establish compensation or benefit bound to the occurrence of corporate event.

13.3. In relation to the variable compensation of the 3 last fiscal years and the expected compensation for the current fiscal year of the board of directors, of the executive board and of the audit committee, prepare a table with the following content:

Year 2011 Realized	Board of Directors	Audit Committee	Executive Board	Total
Number of members	7.58	5	7.33	19.91
Values in BRL				
MBO	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0
Bonus *(una tantum)*	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

Year 2012 Realized	Board of Directors	Audit Committee	Executive Board	Total
Number of members	7,92	5	8,58	21,50
Values in Brazilian Reais				
MBO	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0
Bonus *(una tantum)*	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

Budgeted 2013 Realized	Board of Directors	Audit Committee	Executive Board	Total
Number of members	9	5	8	22
Values in BRL				
MBO	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0
Bonus *(una tantum)*	**0**	**0**	**0**	**0**
Minimum value provided in the Compensation plan	N/A	N/A	N/A	0
Target value provided in the Compensation plan	N/A	N/A	N/A	0
Maximum value provided in the Compensation plan	N/A	N/A	N/A	0

The values related to MBO and Bonus (una tantum) programs of the Executive Board are directly related to the controlled companies in which their members participate.

13.4. In relation to the share-based compensation plan of the board of directors and of the executive board, in force in the last fiscal year and planned for the current fiscal year, describe:

a. General terms and conditions

At the Extraordinary General Meeting held on August 5, 2011, we approved the Long-Term Incentive Plan, which consists in a plan of option for purchase of shares ("Plan"). In the scope of the Plan, directors and employees of the Company and of its controlled companies ("Beneficiaries") are eligible to receive options for purchase or subscription of shares issued by us upon the execution of contract of option for purchase and/or subscription of shares ("Option Contract"), which shall specify: (a) the quantity of shares under the option grant; (b) the conditions for vesting of the right to the exercise of the option; (c) the deadline for exercise of the option, observing the limit of 6 years counted from the date of the grant; and (d) the criteria for definition of the price of exercise and the conditions of payment.

The plan is administered by our Board of Directors, which may delegate the attributions that it may specify to our Compensation Committee, observing the terms of the Plan and the limits provided for by law and our Articles of Incorporation. In these terms, the Board of Directors may:

(i) decide about any and all measures related to the administration of the Plan, interpretation, detailing and application of the general rules established therein;

(ii) modify the terms and conditions of the options granted in order to adapt them to possible requirements that may be necessary due to any legal or regulatory modification applicable to the Plan or to the Option Contract;

(iii) analyze exceptional cases resulting from or related to the Plan; and

(iv) select the Beneficiaries, at its sole discretion, according to the Plan.

The Board of Directors shall not, except for the adjustments expressly permitted by the Plan: (i) increase the total limit of the Shares that may be conferred by the exercise of options granted; (ii) change the provisions related to the eligibility of Beneficiaries; or (iii) without the consent of the holder, modify or negatively affect any rights or obligations resulting from Option Contracts executed with any Beneficiaries.

In order to satisfy the exercise of the options granted in the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the limit of the authorized capital, or (ii) sell to the Beneficiary shares held in treasury.

The grant of options to the Beneficiaries shall be made in the course of the term of up to 3 years counted from the date of approval of the Plan, and the Board of Directors shall establish the time and the periodicity of the grants.

The Options granted in the terms of the Plan may be exercised by the Beneficiaries in compliance with the minimum waiting periods established below:

(a) up to 33% of the shares under the option may be acquired or subscribed 1 year after the date of execution of the Option Contract;

(b) up to 66% of the shares under the option may be acquired or subscribed 2 years after the date of execution of the Option Contract; and

(c) the totality of the shares under the option may be acquired or subscribed 3 years after the date of execution of the Option Contract.

No Beneficiary shall have any of the rights and privileges of a shareholder of the Company until the options are duly exercised and the shares under the options are subscribed or acquired and paid up or settled.

The taxes and charges related to the financial benefit resulting from the exercise of the options shall be the exclusive responsibility of the respective Beneficiaries.

The grant of the options in the terms of the Plan shall not prevent the Company from participating in corporate reorganization transactions, such as transformation, acquisition, merger or spin-off, and the Board of Directors shall decide about the effects of the corporate reorganization for the options granted until the date of the event.

In case of modification of the quantity of shares issued by the Company, due to increase or reduction of capital, grouping, split, bonus, conversion of shares from one type or class into another or conversion of other securities issued by the Company into shares, the options and the price of exercise shall be equally adjusted by the Board of Directors, in order to avoid any distortions and losses to the Company, its shareholders and Beneficiaries.

b. Main objectives of the Plan

The main objectives of the Plan are: (i) align the interests of members of management with the interests of the shareholders (performance and creation of value) and reinforce the long-term commitment; (ii) compose an integrated incentive system, in order to balance the temporal horizon (short vs. long term) and the nature of the objectives (industrial versus shareholding); (iii) increase the competitiveness of the compensation package of our executives; and (iv) be an important instrument of retention.

c. How does the plan contribute for such objectives

By permitting the Beneficiaries to become our shareholders in differentiated conditions, the expectation is that they will have strong incentives to be effectively committed with the creation of value and exercise their functions in order to integrate to the interests of the shareholders, to the corporate purposes and to our growth plans, thus maximizing our profits, as well as generating a long-term relationship of these professionals with our Company. The grant of options for purchase and/or subscription of shares also stimulate the Beneficiaries, by means of the commitment of their own resources, to seek the immediate appreciation of the shares, but without affecting the growth and the future appreciation of the shares. Also, by means of this model, it is possible to achieve the sharing of the risks and of our gains, by the appreciation of the shares acquired in the scope of the options plan. Moreover, the model adopted is expected to be efficient as a mechanism of retention of members of management and employees, especially due to the sharing of the appreciation of our shares.

d. How is the plan inserted in the compensation policy of the issuer

The Plan is inserted in our compensation policy, which seeks, in addition to the fair and appropriate compensation of the performance, to adequately compensate the competence and responsibility of our executives who have contributed significantly for the performance of the Company, or whose engagement is of vital importance for the good execution of the plans and strategies of the Company.

The options granted in the terms of the Plan, as well as their exercise by the Beneficiaries, have no connection and are not bound to their fixed or variable compensation, or to any profit sharing.

e. How does the plan align the interests of the members of management and those of the issuer in the short, medium and long term

The grants made based on the Plan bring different mechanisms that allow the alignment of interests of the members of management in different time horizons. The possibility of our Board of Directors determining the time when the Option Contracts may be settled causes the Beneficiaries to be committed with the constant appreciation of our shares in the short, medium and long term.

f. Maximum number of shares covered

The options granted in the terms of the Plan, including options already exercised and those which have not been exercised, and deducting those canceled in the terms of the Plan, may confer rights over a quantity of shares not exceeding 2% of the total shares issued by the Company during the term of the Plan, provided that the total quantity of Shares issued or which may be issued in the terms of the Plan is within the limit of the authorized capital stock of the Company.

g. Maximum number of options to be granted

The quantity of options to be granted shall be determined by the Board of Directors, based on a proposal prepared by the Compensation Committee. In any case, each Option Contract shall ensure

to the beneficiary the right to acquire and/or subscribe at least one share issued by us so that the maximum quantity of options granted is directly connected to the limit described in item "f" above.

h. Conditions for acquisition of the shares

The conditions for acquisition of shares, as established in the Plan, are provided for in the Option Contract to be executed with each one of the Beneficiaries. The Board of Directors may treat in a different manner the Beneficiaries that are in similar situation, and it is not obligated, by any isonomy or analogy rule, to extend to other Beneficiaries any condition or deliberation that it deems applicable to only one or more certain Beneficiaries.

i. Criteria for establishment of the acquisition price or exercise price

The exercise price of the options granted ("Exercise Price") shall be established by the Board of Directors based on the recommendation of the Compensation Committee and on the following variables:

(i) Date of Measurement of the Base Price of the Share: date, to be established by the Board of Directors, before the grant of the options in the scope of the Plan, to establish the Base Price per Share;

(ii) Base Price of the Share: may vary according to the Grant, as follows:

1st Grant: average value of the price of the shares issued by us, weighted according to the daily financial volume of transactions made at BM&FBOVESPA in the last 30 days immediately before the Date of Measurement of the Base Price of the Share;

2nd Grant: average value of the price of the shares issued by us, weighted according to the daily financial volume of transactions made at BM&FBOVESPA in the 2 months immediately before the Date of Measurement of the Base Price of the Share

(iii) Date of Measurement: date to be established by the Board of Directors, before the beginning of the period of exercise of the options granted in the scope of the Plan (as stipulated in the corresponding Option Contracts), for verification of the indicators of Relative Performance, Absolute Performance, Comparative Index of Relative Performance and other indicators necessary for the verification of the Exercise Price;

(iv) Similar Companies: companies of the telecommunication sector and other correlated sectors, as defined by the Board of Directors;

(v) Comparative Index of Relative Performance:

1st Grant: average weighted by the capitalization in the stock exchange of the absolute performance of the shares issued by the Similar Companies and of the variation of indices representing the portfolio of securities, chosen by the Board of Directors, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Comparative Index of Relative Performance shall be established according to the daily financial volume of transactions made in the 30 (thirty) days immediately before the Date of Measurement of the Base Exercise Price and in the 30 (thirty) days immediately before the Date of Measurement. In case of occurrence of extraordinary events that may affect the normal course of business of the shares and indices referred to in this item and that prevent the objective comparison of data, the Board of Directors may, at its sole discretion, replace them by the Ibovespa index;

2nd Grant: weighted average of the absolute performance of the shares issued by the Similar Companies and of the variation of indices representing the portfolio of securities, chosen by the Board of Directors and according to pre-established weights, verified between the Date of Measurement of the Base Price of the Share and the Date of Measurement. The performance of each component of the Comparative Index of Relative Performance shall be established according to the daily financial volume of transactions made in the 2 (two) months immediately before the Date of Measurement of the Base Exercise Price and in the 2 (two) months immediately before the Date of Measurement. In case of occurrence of extraordinary events that may affect the normal course of business of the shares and indices referred to in this item

and that prevent the objective comparison of data, the Board of Directors may, at its sole discretion, replace them by the Ibovespa index;

(vi) Absolute Performance:

1st Grant: percentage of variation between the Base Price of the Share and the average price of the Shares, weighted according to the daily financial volume of transactions made at BM&FBOVESPA in the last 30 days immediately before the Date of Measurement;

2nd Grant: percentage of variation between the Base Price of the Share and the average price of the Shares, weighted according to the daily financial volume of deals made at BM&FBOVESPA during the 2 (two) months immediately before the Date of Measurement; and

(vii) Relative Performance: ratio resulting from dividing the Absolute Performance by the Comparative Index of Relative Performance.

In case the Relative Performance is between the Minimum Target of Relative Performance and the Target of Relative Performance, the Exercise Price shall be adjusted positively according to the percentages that may be recommended by the Compensation Committee and established by the Board of Directors, with such adjustment being limited to 4% of the Base Price of the Share.

In case the Relative Performance is higher than the Target of Relative Performance, the Exercise Price shall be adjusted negatively according to the percentages that may be recommended by the Compensation Committee and established by the Board of Directors, with such adjustment being limited to 10% of the Base Price of the Share.

j. Criteria for establishment of the period of exercise

The Board of Directors shall establish the deadline for exercise of the options individually for each Beneficiary in the respective Option Contracts. Notwithstanding, in the terms of the Plan, the period for exercise of the options shall not exceed 6 years counted from the date of their grant.

k. Settlement method

The payment of the Exercise Price shall be made as a lump sum, at the time of the acquisition, with resources of the Beneficiary.

Alternatively, in case the relationship of the Beneficiary with the Company is in force, the Board of Directors may: (i) approve the granting to the Beneficiary of a period of up to 5 days for payment by the Beneficiary of the Exercise Price; or (ii) approve the granting of financing to the Beneficiary, which, at the discretion of the Board of Directors, may be formalized by means of issuance of a *pro soluto* promissory note, issued by the Beneficiary to the benefit of the Company.

In case of financing by the Company, its settlement by the Beneficiary shall be made within 5 days, and the Beneficiary may do so with the proceeds from the disposition of shares under the option.

l. Restrictions to transfer of the shares

The Board of Directors, at its sole discretion, may impose restrictions to transfer of the shares acquired or subscribed upon the exercise of the option for purchase and/or subscription of the shares issued by us.

m. Criteria and events that, when verified, shall cause suspension, modification or extinction of the plan

Without detriment to the provisions of the Plan or any of the Option Contracts, the options granted in the terms of the Plan shall be automatically cancelled, with all of their effects being legally ceased, in the following cases:

(i) upon their full exercise;

(ii) after the expiry of the term of the options;

(iii) upon the termination of the Option Contract;

(iv) if the Company is dissolved, liquidated or has its bankruptcy declared;

(v) at any moment at the discretion of the Board of Directors or whenever situations are verified that, in the terms of the law or regulations in force, restrict or prevent the negotiation of shares on the part of the Beneficiaries; and

(vi) in the cases of severance of the Beneficiary described in item "n" below.

n. Effects of the severance of the member of management from the bodies of the Company on his/her rights provided for in the share-based compensation plan

In case the Beneficiary leaves the Company voluntarily, or if the cessation of the term of office, termination of the employment contract of service agreement of the Beneficiary has occurred by decision of the Company and without the occurrence of a just cause (or without the occurrence of facts that would constitute just cause if the Beneficiary were an employee of the Company), the rights resulting from the option which are not exercisable on the date of the severance, according to the rules of the Option Contract, shall be automatically and legally cancelled, regardless of previous notice or indemnity. As to the option whose rights may be exercised by the Beneficiary on the date of the severance, according to the rules of the Option Contract, such rights may be exercised within 30 days counted from the date of the severance, under penalty of legal cancellation, regardless of previous notice or indemnity. In case any of the waiting periods provided for in the Plan have elapsed and, cumulatively, one of the periods of exercise of the option is not in course, the Beneficiary may exercise the option in the period of exercise subsequent to the severance, applying the same conditions established for determination of the Exercise Price in such period of exercise and with the exercise of the option being limited to the quantity of shares subject to subscription or acquisition on the date of the severance. Notwithstanding, the Board of Directors may, exceptionally, advance the period of exercise related to the options granted to the Beneficiaries severed from the Company as a result of the causes described above.

In case of severance by initiative of the Company during the period of up to 12 months counted from the date of an event that characterizes the transfer of the controlling interest in the Company, the Beneficiary may exercise the option fully, in relation to the rights exercisable or not yet exercisable at the moment of the severance, and the Board of Directors shall adopt the measures necessary for such purpose, including the determination of the conditions for exercise of the options.

If the cessation of the term of office, termination of the employment contract or service agreement of the Beneficiary has occurred by a decision of the Company for a just cause (or with the occurrence of facts that would constitute just cause if the Beneficiary were an employee of the Company), all and any rights resulting from the Option Contract shall be considered automatically and legally cancelled, regardless of previous notice or indemnity.

In case of severance for retirement of the Beneficiary, the Beneficiary may exercise the option in relation to the rights exercisable at the moment of the severance, according to the rules of the Option Contract, within the maximum period of 1 year counted from the date of the severance, under penalty of legal cancellation, regardless of previous notice or indemnity.

In case of severance for permanent disability of the Beneficiary, the Beneficiary may exercise the option fully, in relation to the rights exercisable or not yet exercisable at the moment of the severance, according to the rules of the Option Contract, within the maximum period of 1 year counted from the date of the severance, under penalty of legal cancellation, regardless of previous notice or indemnity.

In case of death of the Beneficiary, his/her heirs and successors may exercise the option fully, in relation to the rights exercisable or not yet exercisable at the moment of the death, according to the rules of the Option Contract, within the maximum period of 1 year counted from the date of the death, under penalty of legal cancellation, regardless of previous notice or indemnity.

For the purposes of the Plan, no severance shall be deemed to have occurred if the Beneficiaries are reallocated to another company of the same conglomerate of the Company, understood as any entity that directly or indirectly controls the Company, is associated, controlled or subject to common control.

Cooperation and Support Agreement - Telecom Italia

Financial Board - CSA - Brazil

Comparative / Projects 2013

Cooperation and Support Agreement - Telecom Italia

Budgeted 2012 X 2013



10. 500
+31%
8.000
-22%
10.262
+ 15%
8.890
5.998
Consulting
57%
4.548
Consulting
57%
5.149
Consulting
50%
3.077
Consulting
34%
K€
3.684
Outsourcing & Other Services
35%
3.452
Outsourcing & Other Services
43%
5.113
Outsourcing & Other Services
50%
5.660
Outsourcing & Other Services
64%
818
Plug& Play
8%
153
Plug& Play
2%
2013
2012
2011
2010

The value in 2013 (10,500 K€) increased approximately 31% in comparison with the value of the agreement in 2012 (8,000 K€) (*). The daily fees applied in the 2013 Agreement are the same since 2009. The approach of Accenture's opinion will be coherent with the one applied in 2012 as a result of the consistency of the service agreement categories between 2013 and 2012.

The total value of the agreement increased due to the following effects:

- Increase (+32%) of the consulting services (from 4.548 K€ in 2012 to 5,998 K€ in 2013); and an increase (+7%) of outsourcing projects in the IT and Network area (from 3.452 K€ in 2012 to 3,684 K€ in 2013);
- Presence of Plug & Play projects in the network area (+818 K€ in 2013).

This trend is confirmed by the strategy of the last years to offer a consulting support, instead of making outsourcing projects.

- The relative weight of the Consulting services remained the same (57%) in comparison with 2012, notwithstanding the increasing demands in Network and the corporate functions (AFC, Regulatory, Marketing);
- The "Outsourcing and Other Services" value had a reduction in the relative weight in comparison to 2012 (- 8%), however, increased in absolute value of +7% in comparison with last year (due to Network, the IT value remained equal to the last year's);
- In 2013, the presence of 3 new Plug & Play projects (MoNet, Regman and Next) is registered in the Network area (TIM and Intelig).

(*) This analysis refers to a comparison between the contract values in CSA budget of 2012 and 2013.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Opening per types of Project and Departments

Opening per Project typology	Value (K €)
Consulting	5.998
Outsourcing and Other Services	3.684
Plug & Play	818
Total	10.500



Sum of Price (Keuro)
Plug&Play, 818, 8%
Outsourcing & other services, 3684, 35%
Consulting, 5998, 57%
Type
Consulting
Outsourcing & other services
Plug&Play

..... or department:

Opening per Department	Value (K €)
Network	6.736
IT	2.588
Corporate Functions	686
Marketing	350
Customer Relations	140
Total	10.500



Type
Sum of Price (Keuro)
Customer Relations, 140, 1%
Marketing, 350, 3%
Corporate Functions, 686, 7%
IT, 2588, 24%
Network, 6736, 64%
Department
Network
IT
Corporate Functions
Marketing
Customer Relations

Cooperation and Support Agreement - Telecom Italia

Projects 2013

"Consulting" Services per Company/Departments.

The total value of "Consulting" Services can be summarized per company: the majority of Consulting services is related with TIM Brasil (64%).

Opening per company	Valor (K€)
Tim Brasil	3.826
Intelig	2.052
Tim Fiber	120
Total	5.998



Type
Sum of Price (Keuro)
FIBER, 120, 2%
INTELIG, 2052, 34%
TIM, 3826, 64%
Company
TIM
INTELIG
FIBER

The total value of "Consulting" Services can be summarized per department involved: the majority of Consulting services is related to the Network Area (80%).

Opening per Department	Value (K €)
Network	4.822
Corporate Functions	686
Marketing	350
Customer Relations	140
Total	5.998



Type
Sum of Price (Keuro)
Marketing, 350, 6%
Customer Relations, 140, 2%
Corporate Functions, 686, 12%
Network, 4822, 80%
Department
Network
Corporate Functions
Marketing
Customer Relations

Cooperation and Support Agreement - Telecom Italia

Projects 2013

"Consulting" Services: are concentrated and related to the NETWORK area.

The total value of Consulting Services in 2013 is consistent with the value agreed in 2012 by way of fees, registering, however, an increase (+32%) in the absolute values in comparison with last year (from 4.548 K€ in 2012 to 5,998 K€ in 2013).

The relative weight of the Consulting services remained the same (57%) in comparison with 2012, notwithstanding the increasing demands in Network services and corporate functions (AFC, Regulatory, Marketing);

By way of analysis per department:

- *The Consulting value in the Network area increased in 27% going from 3.799 K€ to 4,822 K€ in 2013, due mainly to new projects. The value of projects of 2012 in continuity is of 1,513 K €. The main projects in continuity are related to support in the OSS area of Intelig, Netep and Microwave;*
- *The value of Marketing Consulting service increased in 106% (350 K€) in comparison with 2012, due to new projects;*
- *A significant increase in the Corporate area is also registered, which changed from 36 K€ to 686 K€ in 2013, related to projects in HR and AFC area;*
- *In 2013 there are no more Consulting projects related to the Sales and IT area. There was also a significant reduction in the Customer Relations projects (- 59%).*


Consulting
+32%
+67%
-12%
3.077
5.149
4.548
5.998
K€ 2010
K€ 2011
K€ 2012
K€ 2013


Activities Value (K €)
Year 2013 5,998 €
New Activities
Renewed services
Δ Activities: 4,415 K€
Renewed services 2012: 1,583 K€
Network: + 3,309 K €
Customer Relations: +140 K €
Mktg: + 280 K €
Corporate: + 686 K €
Network: + 1.513 K €
Mktg: +70 K €
Δ Unit price/Man-day (*): 0
Unit price/Man-day (€)

(*) Man-days unit prices remain the same in comparison to 2012.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Strategic Consulting - Price Spreadsheet of the Italian and Brazilian market (*)

Fees of Strategic Consulting Companies: Prices practiced by IT suppliers (**)

Daily average fee

€/ man day	A	B	C	D	E	F	G	AVG
senior manager	2.437	1.985	2.079	1.768	1.729	1.729	1.684	1.913
Manager	2.044	1.729	1,717	1.650	1.1446	1.336	1.157	1.583
senior consultant	1.650	1.454	1.096	1.602	1.006	-	1.100	1.109

€/man day	I.T. (***)
senior manager	1.085
Manager	665
senior consultant	490

I.T. Blended
778

Average range - analysis of Italian fees (****)

€/man day	Min.	Max.
Average fees	990	1.485

I.T. fee
778

Average range - analysis of Brazilian fees (****)

€/ man day	Min.	Max.
Average fees	1.872	2.108

Daily fees were compared with prices spreasheets of Strategic Consulting in IT and with a market average. ***In both cases, the daily fees are in compliance with the standard market prices.***

(*) Analysis made in the Italian market of Strategic Consulting due to the fact that the resources involved in this cooperation agreement are Italian. Analysis made also in the Brazilian market where TIM operates and can buy services.

(**) These values refer to the prices spreadsheets of the main companies of Strategic Consulting in IT for Italian resources. These values do not consider commercial expenses and discounts. The values were confirmed by IT since 2009. The values of consulting companies were updated considering a general reduction of the fees of 10% in 2012 to prove the reduction of Consulting fees in the European market.

(***) Values confirmed by IT also for 2013.

(****) This average refers to the internal analysis of the main companies of Strategic Consulting based in benchmark of daily cross-industry fees and project pyramid. The fees do not consider commercial expenses and discounts. The average fees of the Italian and Brazilian market were the same as 2012.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

"Consulting" Services applied fees /man day - 1/1

The planned consulting services will involve professionals with profiles corresponding to the following profiles of strategic consulting:

- Senior manager (SM)
- Manager (M)
- Senior consultant (SC)

		Valor (K€)	MAN DAYS for Professional Tot.	S.M.	M.	S.C.	# Projects	I.T. fee(**)
Network (*)		4.822	6.518	652	2.607	3.259	21	740 €/md
From which:	Network (internal resources)	4.732	6.518	652	2.607	3.259	-	740 €/md
	Network (external expenses)	90	-	-	-	-	-	-
Corporate Functions		686	717	168	350	199	9	1.014 €/md
Marketing		350	335	100	169	66	7	1.044 €/md
Customer Relations		140	138	40	66	32	2	956 €/md
Total (***)		5.998	7.709	960	3.192	3.556	39	778 €/md

"manday (md)" effort proposed for each profile can be synthesized as follows:

(*) The Value of the Network Consulting shall be divided in two components: internal costs related to manpower activities (4,732 K€) and external costs (90K€), related to activities carried out by external suppliers, necessary to supply specific abilities for processes already implemented in IT.

(**) This consolidated price includes travel and lodging expenses for a total amount of 490 €/man-day for "out of basis" days agreed for Network, and 700 €/man day for Marketing, Customer Relations, and Corporate Functions days (in-line with the values of 2012).

(***) Consolidated average rate.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Outsourcing and Other services: IT fees -1/4

The services proposed according to Accenture, were valued using the following combination of internal personnel daily fees:

€/ man day	Value
Internal I.T. (*)	341

Are the daily fees proposed in accordance with the standard market prices?

Average range - Analysis in the Italian fees (**)

€/ man day	Min.	Max
Average fees	350	500

Average fee – analysis in Brazilian fee (***)

€/ man day	Min	Max
Average fees	323	805

The daily IT fees were compared with a fee average for similar services assessed in the market. *The daily fees are in compliance with the standard market prices.*

(*) daily average fees arising from the numbers provided by IT. Details in relation to the pyramids and to "seniority levels" involved are not presented.
(**) These values refer to cross-industry benchmark of Italian companies. These daily fees must be considered average since elements such as industry trends, technology used, use of off-Shore site, and terms and conditions agreed may affect the applied final fees.
(***) Brazilian market values are presented to prove the average fees which TIM could contract in the market where it acts.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Outsourcing and Other Services: NETWORK fees - 2/4

The services proposed according to Accenture, were valued using the following combination of internal personnel daily fees:

€/ man day	Valor
Internal I.T. (*)	304

Are the daily fees proposed in accordance with the standard market prices?

Average range - Analysis in the Italian fees (**)

€/ man day	Min.	Max
Average fees	297	440

Average range – analysis in Brazilian fee (***)

€/man day	Min	Max.
Average fees	301	686

The daily IT fees were compared with a fee average for similar services assessed in the market. *The daily fees are in compliance with the standard market prices.*

(*) daily average fees arising from the numbers provided by IT. Details in relation to the pyramids and to "seniority levels" involved are not presented.
(**) These values refer to cross-industry benchmark of Italian companies. These daily fees must be considered average since elements such as industry trends, technology used, use of off-Shore site, and terms and conditions agreed may affect the applied final fees.
(***) Brazilian market values are presented to prove the average fees which TIM could contract in the market where it acts.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Outsourcing and Other Services: NETWORK fees - 3/4

The main characteristics of the "Outsourcing and Other Services" projects and activities can be summarized as follows

Outsourcing and Other Services

The main characteristics are:

- Lack of assets license/IT solutions for TIM
- Solution customization based on the local TIM requirements (if applicable)
- Platforms under Telecom Italia' property and located both in Italy and in Brazil (case-by-case)
- Main operational costs incurred by IT and charged to TIM by fees
- Existence and management of Service Level Agreements



Service Management
SW Licenses
Customizing
Facility Management/ HW Hosting
Ordinary & Evolution Maintenance
Outsourcing fees major component
Maintenance services major component

The costs of the Regular and Evolutive Maintenance can be considered services in the scope to the Outsourcing Agreement.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Outsourcing and Other Services: NETWORK fees - 4/4

The "main projects" of this agreement, represent approximately 94% of all "Outsourcing and Other services" projects (3.684k euro), where 70% represent IT services (2,588 K euro):

Outsourcing e Outros Serviços	**Valor (K€)**
Revenue Assurance (RAP)	1.040
Security PCS	803
Interconnection Billing SCTR	745
O&M Support for TGDS+ License	379
VAS Evolution	248
Guitar 2G/3G – License & Features	159
O&M for SANS + License	95
Erato – License & Features (*)	88
O&M for Regman (*)	85
O&M for Next (*)	42
Total	3.684



Operation & Maintenance for Regman 2%
Erato - License & New Features 3%
Operation & Maintenance for Next 1%
Operation & Maintenance for SANS 3%
Guitar 2G/3G 4%
VAS Evolution 7%
RAP 28%
Operation and Maintenance Support for TGDS 10%
Interconnection Billing 20%
Security PCS 22%

(*) Non-Top Projects whose value is lower than 95 K€.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Plug & Play - 1/4

Plug & Play resurgence in 2013, due to three new projects in the Network area: Regman, Next and MoNet.

Plug & Play	Value (K€)
Regman	358
Next	370
MoNet	90
Total	818

- The solution of the Plug & Play projects involves one high customization degree;
- Based on the main features, another analysis was made with the purpose to identify alternative solutions using market tools with the same scope coverage, including integration effort of these tools.
- It must be emphasized that the projects allow a profit with investment economy if compared with the accomplishment of the same solution 100% customized.
- Since there are no market benchmarks for the projects, our experience indicates a profit of 10 to 20%. This profit must be considered as a estimate, because it is directly associated and dependent to the technical and business requirements.


10.500
8.000
K€
818
Plug& Play 9%
2012
Plug& Play 0%
2013
100% Network
N of services
2012
N of services
2013
•Regman
•Next
•MoNet
Δ Services Network: 818 K€
Unit Price (€)
Unit Price (€)
Δ Unit Price: 0

(*) It is recommended that the client's satisfaction is monitored for Plug &Play projects. A dedicated process must be established and defined by TIM.

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Plug & Play - Project: REGMAN - 2/4

Features Supported:

- REGMAN is a x DSL CPE Management Server, with the following functions:
  - CPE Configuration Catalog
  - CPE interface software management
  - Web GUI
- Custom features developed by TIM Brasil:
  - TIM Brasil Data Model
  - CPE configuration catalog
  - ZTE ZXDSL931 VDSL modem/router management
- Capacity: 100,000 CPE supported

Integration Premises:

- TR069
- TBR AAA server (Fase 1 SW Development)
- AMDOCS provisioning system (Fase 2 SW Develop)
- Identity Management System (Fase 2 SW Develop)
- Trouble Ticket Management system (Fase 2 SW Develop)

Cost estimate and alternative solutions:

Item	Value (k euro)
Regman – License Fee (1)	105
Regman – Service & SW Dev. Fase 1 (2)	38
Regman – Service & SW Dev. Fase 2 (2)	215
Estimated Plug & Play	358

(1) Reference values of the licenses are materially different between many vendors, and vary in accordance with some factors (technological area, number of users, final user, technical architecture, applied commercial discounts, and offer volume). Based on industry trends, negotiations with client may modify these values.

(2) software development effort was estimated based on the high level of understanding of the features requested

	Value (K€)
Regman	358

REGMAN "Plug & Play" Project can be considered in accordance with the estimated value of the alternative solutions

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Plug & Play - Project: NEXT - 3/4

Features Supported:

- Main features:
  - Circuit graphical overview
  - Nodes information
  - xDSL profiles
  - xDSL alignment parameters
  - DELT measurements
  - Advanced Diagnosis NE/PVC/VLAN
  - Customer Diagnosis

Integration Premises:

•NeXT is integrated with:
- MSAN ALU
- MSAN ZTE,
- BRAS Jun
- Network Inventory system.

Cost estimate and alternative solutions

▪The project includes license, training and knowledge transfer costs.

Item	Value (k euro)
Next – License Fee (1)	40
Next– Service & SW Dev. Fase 1 (2)	330
Estimated Plug & Play	370

(1)Reference values of the licenses are materially different between many vendors, and vary in accordance with some factors (technological area, number of users, final user, technical architecture, applied commercial discounts, and offer volume). Based on the industry trends, negotiations with client may modify these values.
(2)Software development effort was estimated based on the high level of understanding of the features requested

	Value (K€)
Next	370

NEXT "Plug & Play" Project can be considered in accordance with the estimated value of the alternative solutions

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Evaluation and comparative of market prices

Plug & Play - Project: MONET - 4/4

Features Supported:

- MONET is a specific system to automatically test the mobile network.
  - Automatic excution of 2G&3G CS test list
  - Test plan test chain monitoring
  - Checking and validation of nodes configuration
  - Checking and validation of new network architectures
  - Checking and validation of interfaces migration
  - Regression tests
  - Charging tests; toll tichting check and traffic/CDR generator

Integration Premises:

- Test Equipment of the Mobile Network

Cost estimate and alternative solutions

- The project includes license, training and knowledge transfer costs.

Item	Value (k euro)
MoNet – License Fee (1)	66
MoNet– Service & SW Dev. Fase 1 (2)	24
Estimated Plug & Play	90

(1)Reference values of the licenses are materially different between many vendors, and vary in accordance with some factors (technological area, number of users, final user, technical architecture, applied commercial discounts, and offer volume). Based on the industry trends, negotiations with client may modify these values.
(2)Software development effort was estimated based on the high level of understanding of the features requested

	Value (K€)
MoNet	90

MONET "Plug & Play" Project can be considered in accordance with the estimated value of the alternative solutions

Cooperation and Support Agreement - Telecom Italia

Projects 2013

Conclusion - Points to Consider

Evolution of the cooperation agreement



16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,521
8,632
10,512
8,890
10,262
8,000
10,500
2007
2008
2009
2010
2011
2012
2013
Consulting
Outsourcing&Other Services
Plug&Play
Tot

Evolution of consulting services



1,454
1,581
2,361
3,077
5,149
4,548
5,998
2007
2008
2009
2010
2011
2012
2013
Marketing
Sales
Network
COP
IT
Corporate
Total

- The "Roadmap 2013" Cooperation Agreement contains, also for this year, the services to be provided to TIM Brasil, INTELIG and TIM Fiber.
- The Total Value of the cooperation agreement for 2013 increased 31% in comparison with 2012, showing an oscilation trend throughout the years and representing the highest value after 2007.
  - This value (10,500 K euro) represents approximately 0,7% of the annual total of capital expenses according to 2013 budget of the company.
- **The total value of the agreement increased due to the following effects:**
  - Increase (+32%) of the consulting services (from 4.548 K euro in 2012 tto 5,998 K euro in 2013).
  - Increase (+7%) of the outsourcing projects in the IT and NETWORK area (from 3.452 K euro in 2012 to 3,684 K euro in 2013);
  - New presence of Plug & Play projects in NETWORK (+818 K euro in 2013).

Cooperation and Support Agreement - Telecom Italia

2012 Projects

Budgeted 2012 vs Realizaed

Areas	Budgeted 2012 as Roadmap (Euro)	Realized 2012 (Euro)	%
Marketing	170.000	170.135	100,08%
Customer Relations	133.000	133.560	100,42%
Sales	48.000	48.510	101,06%
Informations Technology	2.588.000	2.588.000	100,00%
Network	3.536.000	3.536.000	100,00%
Corporate	36.000	39.900	110,83%
Network Intelig	1.127.000	1.127.000	100,00%
Tim Fiber	163.000	163.555	100,34%
Intelig	199.000	150.080	75,42%
Total	**8.000.000**	**7.956.740**	**99%**

- ✓ *Realized 99% based on the Budgeted value for 2012 and according to ROADMAP agreed;*
- ✓ *Some areas of the agreement exceeded the budgeted value in maximum 10% (Sales) and others reached up to 1,06% which did not affect the total budgeted of the agreement, due to Intelig not reach its entirety.*

Cooperation and Support Agreement Telecom Italia – Brazilian Compani

Estimated Benefits 2013 X Originated in 2012

Areas:

TIM BRASIL - MARKETING
TIM BRASIL - CUSTOMER RELATIONS
TIM BRASIL - CORPORATE
TIM FIBER
INTELIG
INFORMATION TECHNOLOGY
NETWORK
INTELIG - NETWORK
INTELIG – NETWORK - REGMAN E NEXT

International applications - Projects 2013

Summary per area and value agreed between Tim Brasil - Italy

Area	Roadmap Price (K.EURO) €
TIM BRASIL MARKETING	230.000
TIM BRASIL CUSTOMER RELATIONS	60.000
TIM BRASIL CORPORATE	686.000
TIM FIBER	120.000
INTELIG	80.000
INFORMATION TECHNOLOGY	2.588.000
NETWORK	3.908.321
NETWORK I NTELIG	1.971.408
NETWORK I NTELIG REGMAN & NEXT	855.473
Projects Total	**10.499.202**

According to Roadmap 2013

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 X Originated in 2012

MARKETING

International applications - Projects

Marketing

Estimated benefits 2013

Project	Main Estimated Benefits	Value (Euro)
SIM Card/Device	Guarantee the process and development of SIM CARD e HANDSET	80.000
OTA Platform Implementation & SIM Browsing	Define the selection and implementation of OTA Plataform, according to the decision which will be taken and possible support	40.000
RCS Joyn: Rich Communications Services	Supply support to the GSM association status and define a new market opportunity	30.000
Mobile Financial Services: M-Payment and NFC	Maximize the revenues related to the financial services	40.000
LTE. 4G and OTT Services evolution	supply support to: LTE, 4G, OTT services analysing the real situation of the market; experience exchange (offer, product partnership)	40.000
Total		230.000

International applications - Projects

Marketing

Benefits Originated 2012

Project	Main Originated Benefits	Value (Euro)
Social Network	guaranteed the accompaniment of the new model and location where the clients' needs appear	20.000
Diagnostic of E2E performances phase 2	Workshop between Telecom Itália and TIM Brasil (involved areas: Mkt, Revenue Guarantee, IT, Invoicing, among others), for definition and unified processes, with the purpose to maximize the revenue of the company through the implementation of controls and processes improvement.	40.000
Customer Base Management in multichannel approach	guaranteed the accompaniment, the evolution and the optimization of channels	40.000
SIM Card/ Device	guaranteed and improved the development process of Sim Cards/Handset	40.000
M-Payment and NFC	maximized the revenue and the clients' satisfaction	30.000
Total		**170.000**

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 X Originated in 2012

CUSTOMER RELATIONS

International applications - Projects
Customer Relations
Estimated benefits 2013

Project	Main Estimated Benefits	Value (Euro)
Customer Operation: Operations Management, control model, IPCC	Supply support in the operation and management/ websites control and IPCC to imrove QoS and costs control.	60.000
Total		60.000

International applications - Projects

Customer Relations

Benefits Originated 2012

Project	Main Originated Benefits	Value (Euro)
Multichannel approach	guaranteed the evolution and the optimization of channels	48.000
Social Network	shared experience and evolution of the Social Networks	19.000
Customer Care Sales	Increase of Sales for renewal of activities and evaluation of tools	48.000
Official Organization, & Customer Association	Management of accidents and relationship with Governmental Institutions	18.000
Total		**133.000**

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits Originated in 2012

SALES - 2012

International applications - Projects

Sales

Benefits Originated 2012

Project	Main Originated Benefits	Value (Euro)
Trade marketing	Sharing of experience of mature market - optimization of processes and training.	18.000
Retail	guaranteed the model of sales evolution and coverage after sales according to the implementation of the model.	30.000
Total		48.000

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 X Originated in 2012

CORPORATE

International applications - Projects
Corporate
Estimated benefits 2013 - 1/2

Projetc	Main Estimated Benefits	Value (Euro)
Q /Support for Quality Improvement	Share IT experiences in the quality apporach from commercial and technical point of view. Introdução de um projeto específico orientado para aumentar o nível de qualidade	60.000
HR experience exchange	Supply support in criteria to manage the organization and operatinal processes	40.000
HR Lean six sigma methodology. (on HR training project)	Support in the training of experts in sigma seis methodology of ela HR	(40.000)*
P / Compras Comerciais e Logística : Energy management	Supply support in the optimization of the purchase process aiming at energy saving	50.000
Reg / AFC Accounting regulatory system implementation	Supply support to Reguatory Accoutnig System (expert in management and support system	40.000

International applications - Projects
Corporate
Estimated benefits 2013 - 2/2

AFC International Planning & Control: Reporting e Monitoring	Supply support in the issue report to define the model shared	30.000
WH Roaming	Improve the roaming LTE / Wi-Fi konwlegdge to leverage new techniques. Focus on the roaming regulations policy.	40.000
AFC Modello di Controllo	Imporve the alingment in the leverage of control in IT criteria	46.000
HR Training on Audit, etc.	Improve skills thans to the specific IT experiences	380.000
Total		**686.000**

International applications - Projects
Corporate
Benefits Originated 2012

Project	Main Originated Benefits	Value (Euro)
Purchasing Sales and Logistic	Processes Knowledge - Optimization of the purchasing process and best practices.	18.000
Accouting regulatory system	Management of experiences, system support	18.000
Total		36.000

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 X Originated in 2012

TIM FIBER

International applications - Projects

Tim Fiber

Estimated benefits 2013

Project	Main Estimated Benefits	Value (Euro)
Devices & Product evaluation	Supply support in the evaluation of provisions and products from different points of view (focus on ADSL CPE)	40.000
Operation & Process Management	analysis and support for operation processes E2E to improve the efficiency and efficacy of the Delivery and Guarantee processes	80.000
Total		120.000

International applications - Projects

Tim Fiber

Benefits Originated 2012

Project	Main Originated Benefits	Value (Euro)
Devices & Product evaluation	Support in the selection of the most appropriate provision for the service. For investments optimization	29.000
ADSL Service Delivery & Assurance Processes review	To improve the processes in relation to time and costs reduction	29.000
Customer Caring Management	To improve clients' information using a single system	29.000
Support sales processes and sales management	To improve the performance of the sales activities, through the introduction of new tools.	29.000
Customer Care - Operations guide lines	To optimize the response time for the client in case of need for assistance.	18.000
Service & Caring Model	To optimize the introduction of new services, following the needs and innovations of the market.	29.000
Total		**163.000**

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 X Originated in 2012

INTELIG

International applications - Projects

Intelig

Estimated benefits 2013

Project	Main Estimated Benefits	Value (Euro)
Corporate business processes: Sales, Del & ASS	Consolidation of the processes of Negotiation/Top Clientsto guarantee the client's expectation and the SLA agreed.	80.000
Total		80.000

International applications - Projects

Intelig

Benefits Originated 2012

Project	Main Originated Benefits	Value (Euro)
Roaming Partnership	To increase the revenues and energies to leverage in SA Market.	15.000
E2E Intelig Process assurance, delivery	To improve the processes in terms of time and costs reduction.	34.000
Cloud Offer	To ge to to know the global strategy of "cloud computing". Including script and organization. To determine the best "cloud computing" service to Tim Brasil /Intelig.	40.000
Federative Clouding	To have demo environment, through fingerprint to investigate rapidly and deeply in ICT products to launch in the market.	40.000
Vertical ICT Portfolio	Knowledge on the best Vertical Class ICT service and related measurements.	40.000
Top Client Experience	Positioning with its clients and in the image of the Company in the market.	30.000
	Total	199.000

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 X Originated in 2012

INFORMATION TECHNOLOGY

International applications - Projects

Informations Technology

Project	Main Estimated Benefits	Value (Euro)
Interconnection Billing	Corporate centralized solution managing the Billing Iterconnection business; Supported in the growth of the size of the traffic and the interconnection revenue guarantee;improved and guaranteed the performance of SCTR platform supplying a friendly user environment.	745.000
Revenue Assurance Package	Respond to demands from Billing and Revenue Assurance areas through improvement controls in CDR process of the measurement platform, prepaid, postpaid systems, interconnect and co-billing. Better information, accuracy and performance in KPI analysis, due to the development of detailed reports and user friendly, comprehensive statistics with data from different periods	1.040.000
Security PCS Project	Supply Automation and Control, manage user's identities and rights, autentication, authorization and conuting the user accessing the majority of applications of Tim Brasil. Track the user's credentials management activitites (user id and password) and rights (SAP); Track the accesses of users to the applications 'connected PCS".	803.000

International applications - Projects

Informations Technology

Benefits Originated 2012

Project	Main Originated Benefits	Value (Euro)
Interconnection Billing	Corporate centralized solution managing the Billing Interconnection business; Supported in the growth of the size of the traffic and the interconnection revenue guarantee; improved and guaranteed the performance of SCTR platform supplying a friendly user environment.	745.000
Revenue Assurance Package	Attendance to the Invoicing and the collection areas by means of improvements in the CDR controls process. mediation Platform, pre paid, post paid, interconnection and co-billing systems, improving the information. Accuracy and improvement of performance in the KPI analysis, due to the development of detailed reports and easy use, with comprehensive statistic data from different periods.	1.040.000
Security - PCS Project	supplied automatization and control for bigger IT security. Management of the users' identities and rights, authentication, authorization and registers of the users who access the majority of Tim Brasil applications. traced management activities of the users' credentials (user ID and password) and rights (SAP); Management and control of the user who accesses the applications. 'connected PCS .	803.000
Total		2.588.000

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 X Originated in 2012

NETWORK

International applications - Projects
Network
Estimated benefits 2013 - 1/5

Netep	technology assessment process and dimensioning tools for analysis of network evolution in the Fixed and Mobile network access, Fixed Network Core , Transport Network	173.783
LTE 450MHZ	Specification technical support. Support to the standardization process in 3GPP	35.875
IP Network Engineering Support	Support Network Test IP: new studies of functionality, design and support of laboratory tests; Evolution of IP Network; Evolution of BNG and features (Sattelite/Redundance Evoluion and integration of IP Metro network. the scope of the project is support Tim Brasil in the engineering and Cisco CDN platform test which will be	283.731
Optical Engineering Support	Evolution of IP Network;	420.700
Microwave	Evolution of BNG and features (Satellite / Redundancy);	153.301
UBB VOIP - BNG/CL5 Network	Evolution and integration of IP network Metro.	42.070

International applications - Projects

Network

Estimated benefits 2013 - 2/5

Optical Engineering Support	Support Test (Tellabs PTN , DWDM Huawei, ZTE DWDM); Analysis and inoperability test of OTN matrix from different vendor.	420.700
Microwave	support to the parameters review of MW project and design; support to optimization of architeture and typology of Backhauling MW network support to the creation of MW supply process and adjustment in TIM Brasil support to the accompainment of the cleaning activities and improveemnts of the commissioning proceeeding and MW isntallation new/updated MW equipment test and systems of management of related element	153.301
UBB VOIP - BNG/CL5 Network	HLD / LLD Review of the Document; support in the Validation process, impact and dimensioning analysis	42.070
LTE	IP Sec Gw LTE / CA:. HLD/LLD Documentation review; PVV Validation support ; support implementation. Best IT practices and experiences sharing engineering, architecture, implantation, ERICSSON HSS bearing / EPC. Strategy for evolution Best practices and sharing experiences of IT engineering, architecture, implementation, presentation ERICSSON IMS. Strategy for the evolution Engineering - Technical parameters for LTE base seller Optimization - support for initial LTE adjustment	411.496

International applications - Projects

Network

Estimated benefits 2013 - 3/5

GSM/UMTS Improvement and Optimization	Engineering - Technical rules for 3G in vendor basis Engineering - dimensionsning methodologies / RNC monitoring Optimization - RNC Optimization LTE RAN Test Optimization of 3G Task Force	360.640
WI-FI Interworking	Technical Specification of the Transport Network; Analysis of different architecture scenarios for interconnection with the Transport Network (BRAS / AAA) Support to validation process. Support to TIM Brasil to deploy a wifi solution - interconnection in the entire process from architecture definition, by selecting technologies through an RFP process until the lab tests, validating the solution.	82.198
CL4 / CL5	Virtualization of OPM/VTCH New integration of MGW	111.230
TRANSPORT - Support to Operation Maintenance	Transport Network Deployment Support: PQR, procedures and optimization for network development, including field verification. Support to O & M of the transmission system: rules and procedures O & M transport network.	372.435

International applications - Projects
Network
Estimated benefits 2013 - 4/5

Operation and Maintenance Support SANS and INMS	O&M support to current SANS platform	51.690
VAS Evolution	New numbering plan (9 digits) for integration of "TLLA Adverting" "TLLA MNP" of São Paulo and Rio De Janeiro; witht he sharing of the practices of Best Training of BDPR Upgrade Release EIR A04 Upgrade Release TFS A09 Upgrade HW	247.510
TGDS License Fee	SMART anual license fee (TGDS) to VAS, includgin SW improvement and LTE support	155.000
SANS License Fee	Annual license fee of SANS platform to allow the monitorin of the service performance implemented in TGDS platform	43.000
Operation and Maintenance Support for TGDS	O&M support to current SMART platform (TGDS)	224.022

International applications - Projects
Network
Estimated benefits 2013 - 5/5

MoNet	License of the MoNet SW tool for automatic tests of mobile network of the core.Instalation and training included Development and customization of Software MoNet tool, based on TIM BRASIL requirements	90.140
Guitar 2G/3G - New Features	Exploring the IT radio planning tool; Customization of the data base; News features/improvement of SW	31.080
Erato - License Renewal	Optimize the dimensioning process of radio channels and increase the eficiency	60.000
Guitar 2g/3G - License Renewal	Exploration of the own planning tool of IT radio. Includes Customization of data base	127.500
Erato - New Features	Optimize the dimensioning process of radio channels and increase the eficiency; News features/improvement of SW	28.040
Total		3.908.321

International applications - Projects

Network

Benefits Originated 2012 - 1/3

Project	Main Originated Benefits	Value (Euro)
Access Network - Engineering	Support to Access Engineering in RNC dimensioning (Huawei, Ericsson and Nokia)	131.000
Access Network - Testing	Sharing, (PVV) tests and performance of (PVV) tests in TEST PLAN of TIMBrasil network	351.000
Training	Basic and Advanced 3G Courses ; Basic LTE course; GUITAR Course.	50.000
Microwave	Test of new Vendors and features	250.000
Netep	Sharing of Own IT Processes in the measurement and dimensioning of the tools for Network analysis.	200.000
TN CL4 Support	Supported the evolution of the Transport Network in the Class 4 Project	100.000
CN Circuit Switched	Class 5 Architecture Evolution	100.000
CDN	Filling of deliveries of mobile contents	20.000

International applications - Projects

Network

Benefits Originated 2012 - 2/3

Project	Main Originated Benefits	Value (Euro)
Circuit Switched	Core Network Software Evolution.	50.000
OSS Engineering and Planning Support	Specialized Technical Support in: - OSS Tests (Network Area); - Network & Network Elements whch require Implantation and Management; - Migration from TMIP to Netcool	175.000
IP Network Technical Support	Test, Support, Studies of new features and laboratories tests, including people training, IP Network.	347.000
TRANSPORT Support to Testing	Test, Support, Studies of new features and laboratories tests, including people training of the Transport Network.	411.000
TRANSPORT Support to Operation Maintenance	Implantation and PQR support, procedures and optimization for the development of the Transport Network, including controls in field.	437.000
TRANSPORT NETWORK - Implementation best practices	Workshop and Sharing of knowledge on: Physical construction of External BP network; Installation and Transmission of Internal BP netwrok; Supplier Evaluation (from the Implementation perspective)	50.000
Guitar 2G/3G - License Renewal	Own GUITAR 2G/3G license renewal, which assists in the planning of the access network. includes Data base customization.	140.000

International applications - Projects

Network

Benefits Originated 2012 - 3/3

Project	Main Originated Benefits	Value (Euro)
Erato - License Renewal	ERATO License Renewal, tool which assists in the dimensioning of channels, increasing the capacity and efficiency of the NETWORK.	30.000
TGDS - 2011 License Fee	TGDS platform fee (multiservices) which operationally allows to improve the time in the launching of new Added value Services in the market.	155.000
SANS License Fee	SANS fee which is a platform that monitors the performance of the services implemented in the TGDS.	43.000
Operation and Maintenance Support for TGDS	O & M support to SMART platform (TGDS)	224.000
Operation and Maintenance Support for SANS	Specialized support for O & M activity	52.000
iNMS - Evolution Maintenance Services	Support referring to Operation and Maintenance Software	100.000
VAS Evolution	Customization to: New numbering plan in São Paulo; Evolução Hardware TLLA SIP Upgrade evolution.	120.000
Total		**3.536.000**

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 X Originated in 2012

NETWORK INTELIG

International applications - Projects

Network Intelig

Estimated benefits 2013 - 1/2

Project	Main estimated benefits	Value (Euro)
Assessment Short Term, Mid Term, Follow-up Organization & Processess	Analysis of the current fixed accesse network and core (architeture and engineering rules, dimensioning, parameters), collection of traffic masures Analysis and evaluation of the current OSS architeture and related processes architeture definition of target, analysis of blanks, recommendations and support to the improvement of performance and eficiency to Fixed, core, transport netwrok and OSS access evaluation/Analysis of blank/Recommendations on the main processes of network and organizaion related (operation of network and maintenance, service provision and guarantee), with focus on performances	563.697
TI testing support on TIM Fiber initiative	IT support in PVV / PQR em CPE, FTTB, trouble shooting, non-regressin and new features in the ZTE / ALU chain in the IT Test plant	288.575
UBB and Corporate Access Network Evolution	Know how sharing in: support of UBB CPE validation process ; UBB and support of the corporate access network evolution engineering; adjustment of performance of MSAN network; ATM on analysis and possibilities of IP (AAL5 and AAl1).	170.870
Atimus Network Integration	network ecolution plan Documentation	168.280

International applications - Projects

Network Intelig

Estimated benefits 2013 - 2/2

UBB Voip - Fixed Acess Network	Support to the validation process (access nw and CPE)- supply process - VoIP project supply	316.960
Operation and Maintenance Support	Support to the validation process - impactm analysis and dimensioning; - supply process Consulting on the alingment of the O&M process focused on individual NOC	249.830
OSS Intelig	technical support specialized in: - Definition of requirements for toools of service quality guarantee; -Evolution of OSS/network tools - Implantation and management of requirement of systems Inventory of network and Configuration	129.759
NOC Assurance tools	technical support specializaed in: -NOC OSS and toools evoluion -NOC OSS and definition of tools requirements	83.437
Total		**1.971.408**

International applications - Projects

Network Intelig

Benefits Originated 2012

Project	Main Originated Benefits	Valor (euro)
SHORT TERM PLAN	Support Engineering in MSAN, aggregation in layers, service model. Testing E2E PVV, PVV Environment, and support to PQR, Support to definition of the drawing criterion of the secondary network. Support for definition of the creation, provisioning and evaluation of the processes. Introduction to OSS, Regman & NEXT, case study. Support for election of the CPE.	771.000
MID - LONG TERM PLAN	Long term study + green field solutions + FTTB definition. Issue of a new RFI/RFQ for long term/green field + FTTB. Study of a possible architecture for voice services, connected from home & video/IPTV, diffusion solution.	356.000
Total		1.127.000

International applications - Projects

Cooperation and Support Agreement

Telecom Italia - Brazilian Companies

Estimated Benefits 2013 /Originated in 2012

NETWORK INTELIG - REGMAN NEXT

International applications - Projects

Regman & Next

Estimated benefits 2013

Project	main estimated Benefits	Value (Euro)
Regman	license fee until 100.000 CPEs developments of SW and Services: SW core, new CPES, integration with AAA server, Support and Applications developments of SW and Services: 2 new CPES, integration with supply systemo (AMDOCS), integration with TT system, integration with identities management (IdM), Catalog feature maintenance support and SW operation	443.400
Next	license fee until 100.000 CPEs development of SW and Services: Integration of MSAN ALU, integration of ZTE MSAN, Integration of BRAS Jun, Integration of network Inventory Support of SW O&M	412.073
Total		855.473

International applications - Projects
Consolidated 2012 - analysis of realized

Areas	Budgeted 2012 as Roadmap (Euro)	Realized 2012 (Euro)	%
Marketing	170.000	170.135	100,08%
Customer Relations	133.000	133.560	100,42%
Sales	48.000	48.510	101,06%
Informations Technology	2.588.000	2.588.000	100,00%
Network	3.536.000	3.536.000	100,00%
Corporate	36.000	39.900	110,83%
Network Intelig	1.127.000	1.127.000	100,00%
Tim Fiber	163.000	163.555	100,34%
Intelig	199.000	150.080	75,42%
Total	**8.000.000**	**7.956.740**	**99%**

- ✓ Realized 99% based on the Budgeted value for 2012 and according to ROADMAP agreed;
- ✓ Some areas of the agreement exceeded the budgeted value in maximum 10% (Sales) and others reached up to 1,06% which did not affect the total budgeted of the agreement, due to Intelig not reach its entirety.

accenture

consulting | technology | outsourcing

High performance. Delivered.

"Cooperation and Support Agreement among TELECOM ITALIA SPA and TIM CELULAR S.A." Analysis and comparison to market prices

Rio de Janeiro, February 2013

Agenda

- **Introduction**
- **Document Objectives and Basic Assumptions**
- **Scope, Approach and Contents**
- **Evaluation and market price comparison**
  - **“Consulting”**
  - **“Outsourcing and Other Services”**
  - **“Plug & Play”**
- **Conclusion**
- **Attachments**

Introduction

The Cooperation between Telecom Italia (here and after named TI) and TIM CELULAR S.A. (here and after named TIM) is aimed at allowing TIM to benefit from the highly advanced services, solutions and innovations, which are still not broadly available in the brasilian market, with reduced investment (capital outlay) and mitigated implementation risk. The Cooperation, also for this year, includes in its perimeter the new companies Intelig and TIM Fiber (here and after included in TIM).

All cooperation and support activities that TI and TIM carry out together can effectively improve TIM challenges versus its competitors within the brasilian marketplace. In practical terms, the main benefits/advantages that can be achieved are:

- To take advantage of TI expertise and capability in the relevant industry, that was built-up throughout many years of TI operations as a primary player within the European market;
- Increase both effectiveness and efficiency by adopting in–house solutions that have already been extensively tested and used;
- Plug & Play systems/services/processes/best-practices that have been extensively used in the Italian market and can be readily customized for the brasilian market.

In order to regulate these future support activities provided to the brasilian companies, a “Cooperation and Support Agreement” has been jointly developed by Italian and brasilian teams. Planned support services have been further evaluated and described hereafter.

The value of this contract represents **approximately 0.7% of the total annual capital expenditure** forecasted for 2013.

In addition to this formal agreement, TI and TIM also agreed on producing a “Roadmap” which specifies the breakdown of activities that are intended to be carried out in 2013.

Detailed Project Forms specifying contents/activities of each project will be produced before activities begin and will be shared directly with TIM management.

Agenda

- Introduction
- **Document Objectives and Basic Assumptions**
- Scope, Approach and Contents
- Evaluation and market price comparison
  - "Consulting"
  - "Outsourcing and Other Services"
  - "Plug & Play"
- Conclusion
- Attachments

Document Objectives and Basic Assumptions

TIM CELULAR S.A requested to Accenture Brazil to perform a comparison between market prices and prices within the "Cooperation and Support Agreement Amongst TELECOM ITALIA SPA (here and after named TI) and TIM CELULAR S.A. (here and after named TIM)". The comparison this year widen its perimeter including Intelig and TIM Fiber projects.

The aim of this document is to presents the results of the comparison, made by Accenture, on the prices of the services and activities in scope of this "Cooperation and Support Agreement".

This analysis is based on available information provided to Accenture by TIM (Roadmap of the major services to be carried out, with some additional information gathered directly from the relevant departments, supported capabilities and/or major application functionalities, daily rates, etc.).

Accenture's analysis and conclusions will focus on verifying the prices of agreed services/activities in scope of the "Agreement between TI and TIM". Accenture opinion will focus on comparing the prices of agreed services/activities within the "Agreement between TI and TIM", according to the market standards.

Contents and details of this cooperation, summarized on the roadmap, were previously discussed at TI and TIM management committee level and are considered "input" of this activity.

In the following pages services and activities formally planned will be analyzed to evaluate if the applied prices are competitive and coherent with similar services and activities available in the market (*).

From a legal stand point, it is not within on the scope of this document to verify any aspect related to legal terms and conditions.

Furthermore, this document does not imply any recommendation from Accenture to buy or not to buy Telecom Italia services.

(*) Italian and Brasilian Markets.

Agenda

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- Evaluation and market price comparison
  - “Consulting”
  - “Outsourcing and Other Services”
  - “Plug & Play”
- Conclusion
- Attachments

Scope, Approach and Contents

Services and activities objective of the “Agreement between TELECOM ITALIA SPA and TIM CELULAR S.A. can be categorised and summarised as follow:

Department	Consulting (*)	Outsourcing e Other Services (*)	Plug & Play
Sales	N.a.	N.a.	N.a.
Marketing	●	N.a.	N.a.
Customer Relations	●	N.a.	N.a.
Corporate	●	N.a.	N.a.
Network	●	●	●
Information Technology (IT)	N.a.	●	N.a.

The technical evaluation in the following pages will be basically managed by project type (Consulting, Outsourcing and Other Services). Comparing with 2012, new Plug & Play projects are included, as well as Consulting and Outsourcing & other services.

Concerning the analysis by Department, there are no Sales and IT Consulting projects this year.

(*) Legend:

***Consulting** refers to assessment, feasibility studies and related activities with no “Tangible” assets*

***Outsourcing and Other Services** basically refer to Outsourcing, Maintenance and Operation Services who imply a tangible and intangible assets (as systems, software, ..) to be managed by a third party.*

● *Projects in 2013 Roadmap*

Scope, Approach and Contents

The classification of services and activities provided by department and by legal entity is the following for 2013:

	Department	Consulting(*)	Outsourcing e Outros Serviços (*)	Plug & Play
TIM Brasil	Sales	*N.a.*	*N.a.*	*N.a.*
	Marketing	●	*N.a.*	*N.a.*
	Customer Relations	●	*N.a.*	*N.a.*
	Corporate	●	*N.a.*	*N.a.*
	Network	●	●	●
	IT	*N.a.*	●	*N.a.*
INTELIG	Marketing	●	*N.a.*	*N.a.*
	Network	●	*N.a.*	●
TIM Fiber	Marketing	●	*N.a.*	*N.a.*
	Customer Relations	●	*N.a.*	*N.a.*

The technical evaluation in the following pages will be basically managed by project type (Consulting, Outsourcing and Other Services, Plug & Play) and by department. No further analysis will be conducted by legal entity.

● *Projects in 2013 Roadmap*

Scope, Approach and Contents

This Agreement contains different services and activities, all of which leverage TI experience, technical capability and marketing expertise.

Based on a very first high level analysis, these different consulting, outsourcing and plug & play services rely, in different ways, on Telecom Italia's specific expertise and related current assets.

Since the value of Telecom Italia's expertise and assets can not be objectively assessed, this evaluation will verify if agreed prices are competitive and coherent to similar services/assets existing on the market.

Telecom Italia technical expertise should be considered as a "premium" embedded in the consultancy activity and in the provisioning service process.

- Approach-



Intangible Asset
Tangible Asset
Consulting
(Marketing, Customer Relations, Corporate, Network)
Outsourcing and Other Services
(Network and IT)
Plug & Play
(Network)
Expertise on the market
TI Expertise
1
2
3

1. *Evaluation of agreed daily rates versus major Business Consulting firms daily rates*
2. *Evaluation of agreed daily rates for maintenance services*
   Qualitative check on services package completeness
3. *Evaluation of project value, based on a comparison with the value of "alternative turn-key projects" covering the same capabilities (software licenses + system integration)*

Scope, Approach and Contents – Analysis of 2013 versus 2012

The total 2013 Roadmap Value (10.500 K€) has increased approximately of 31% compared with Total Roadmap Value of 2012 (8.000 K€). The daily rates are comparable with 2012 rates.

The value has increased due to the following factors:

- Increase **(+32%)** of Consulting Services (from **4.548 K€** in 2012 to **5.998 K€** in 2013) and increase of **+7%** for the outsourcing projects (Network and IT: from **3.452 K€** in 2012 to **3.684 K€** in 2013);
- New presence of 3 Plug & Play Network Projects (**+818 K€** in 2013).

This trend is motivated by the phase out of some services as TIM is demanding more consulting support for analysis and feasibility studies, instead of outsourcing or plug & play:

- **Consulting** weight on total projects composition remain the same in comparison with 2012 **(57%)**, even Network and Corporate functions' demand on consulting services have been increasing;
- "**Outsourcing & other services" decrease in terms of weight** (**-8%**), even if the total value for 2013 increase of **+7%** (mainly due to Network projects);
- New presence of **Plug & Play** Network Projects (**+818 K€** in 2013) have been registered. Since 2009, no Plug & Play projects were included in the Roadmap.

In terms of analysis for department:

- Network demand for Consulting raises of **27%,** going from **3.799 K€** to **4.822 K€** in 2013;
- Marketing Consulting Services increase of **106%** compared with 2012 **(350 K€);**
- A significant increase was registered for Corporate area (from **36 K€** in 2012 to **686 K€** in 2013);
- There are no Sales and IT Consulting project for 2013;
- The value of IT Outsourcing Services remains the same of 2012.

Agreement Contents

The total 2013 Roadmap Value (10.500 K€) has increased approximately of 31% compared with Total Roadmap Value of 2012 (8.000 K€). The daily rates are comparable with 2012 rates.

The value has increased due to the following factors:

- Increase **(+32%)** of Consulting Services (from **4.548 K€** in 2012 to **5.998 K€** in 2013) and increase of **+7%** for the outsourcing projects (Network and IT: from **3.452 K€** in 2012 to **3.684 K€** in 2013);
- New presence of 3 Plug & Play Network Projects (**+818 K€** in 2013).

This trend is motivated by the phase out of some services as TIM is demanding more consulting support for analysis and feasibility studies, instead of outsourcing or plug & play:

- **Consulting** weight on total projects composition remain the same in comparison with 2012 (**57%**), even Network and Corporate functions' demand on consulting services have been increasing;
- "**Outsourcing & other services" decrease in terms of weight** (**-8%**), even if the total value for 2013 increase of **+7%** (mainly due to Network projects);
- New presence of **Plug & Play** Network Projects (**+818 K€** in 2013) have been registered. Since 2009, no Plug & Play projects were included in the Roadmap.



10.500
+31%
5.998
Consulting
57%
3.684
Outsourcing & Other Services
35%
818
Plug& Play
8%
2013
K€
8.000
4.548
Consulting
57%
3.452
Outsourcing & Other Services
43%
2012
-22%
10.262
K€
5.149
Consulting
50%
5.113
Outsourcing & Other Services
50%
2011
+ 15%
8.890
K€
3.077
Consulting
34%
5.660
Outsourcing & Other Services
64%
153
Plug& Play
2%
2010

Accenture opinion approach will be coherent with the one applied in 2012 as a consequence of the consistency between 2013 and 2012 contract services categories and prices.

Agreement Contents

The total amount of the "Agreement between TI and TIM" can be summarised as follow according to project type:

By Project Type	**Value (K€)**
Consulting	**5.998**
Outsourcing e Outros Serviços	**3.684**
Plug & Play	**818**
Total	**10.500**



Sum of Price (Keuro)
Plug&Play, 818, 8%
Outsourcing & other services, 3684, 35%
Consulting, 5998, 57%
Type
Consulting
Outsourcing & other services
Plug&Play

…..or by department:

By Department	**Valor (K€)**
Network	**6.736**
IT	**2.588**
Corporate Functions	**686**
Marketing	**350**
Customer Relations	**140**
Total	**10.500**



Type
Sum of Price (Keuro)
Customer Relations, 140, 1%
Marketing, 350, 3%
Corporate Functions, 686, 7%
IT, 2588, 24%
Network, 6736, 64%
Department
Network
IT
Corporate Functions
Marketing
Customer Relations

Agreement Contents - Consulting

The total amount of **Consulting Services** can be summarized as follow by involved department: the majority of the Consulting Services is related to Network project (**80%**).

By Department	Value (K€)
Network	4.822
Corporate Functions	686
Marketing	350
Customer Relations	140
Total	5.998



Type
Sum of Price (Keuro)
Corporate Functions, 686, 12%
Marketing, 350, 6%
Customer Relations, 140, 2%
Network, 4822, 80%
Department
Network
Corporate Functions
Marketing
Customer Relations

The total amount of **Consulting Services** can also be summarized as follow by company: the majority of the Consulting Services is related to TIM Brasil (**64%).**

By company	Value (K€)
Tim Brasil	3.826
Intelig	2.052
Tim Fiber	120
Total	5.998



Type
Sum of Price (Keuro)
FIBER, 120, 2%
INTELIG, 2052, 34%
TIM, 3826, 64%
Company
TIM
INTELIG
FIBER

Agreement Contents - Outsourcing & Other Services

"Top projects" represents approximately the 94% of all "**Outsourcing and Other Services**" projects, of which 70% are related to IT Outsourcing Services (**2.588 K euro**).

Outsourcing and Other Services	**Value (K€)**
Revenue Assurance (RAP)	1.040
Security PCS	803
Interconnection Billing SCTR	745
O&M Support for TGDS+ License	379
VAS Evolution	248
Guitar 2G/3G – License & Features	159
O&M for SANS + License	95
Erato – License & Features (*)	88
O&M for Regman (*)	85
O&M for Next (*)	42
Total	3.684

(*) *Projects whose individual value is minor than 95K€. Weighted value for non Top Project is about 6%.*



Operation & Maintenance for Regman 2%
Erato - License & New Features 3%
Operation & Maintenance for Next 1%
Operation & Maintenance for SANS 3%
Guitar 2G/3G 4%
VAS Evolution 7%
Operation and Maintenance Support for TGDS 10%
RAP 28%
Interconnection Billing 20%
Security PCS 22%

Agreement Contents - Plug & Play

Main Plug & Plain projects are related to Network area and represent **8% of Total Roadmap for 2013.**

	Value (K€)
Network - Intelig	728
Network- TIM	90
Total	818



Type
Sum of Price (Keuro)
Network TIM, 90, 11%
Network INTELIG, 728, 89%
Department
Company
Network INTELIG
Network TIM

Total value of **Plug & Play projects is related mainly to Intelig Network** (with Regman and Next).

	Value (K€)
Next	370
Regman	358
MoNet	90
Total	818

Agenda

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- **Evaluation and market price comparison**
  - "Consulting"
  - "Outsourcing and Other Services"
  - "Plug & Play"
- Conclusion
- Attachments

Evaluation and market price comparison - Consulting

Total value of Consulting Services in 2013 is consistent in terms of pricing with previous year (2012), even if an **increase of 32% has been registered** (from **4.548 K€ in 2012 to 5.998 K€ in 2013**).

Consulting weight on total value remains the same of 2012 (57%), while increasing needs of Network and Corporate Consulting services (In particular for AFC and Marketing).

In terms of analysis for department:

- **Network demand for Consulting raises of 27%,** going from 3.799 K€ to 4.822 K€ in 2013, mainly due to new projects. Renewed Services of 2012 represent an amount of 1513 K€ (OSS projects, Netep and Microwave);
- **Marketing Consulting Services increase of 106%** compared with 2012 (350 K€);
- A **significant increase was registered for Corporate area** (from 36 K€ in 2012 to 686 K€ in 2013), mainly due to AFC demands;
- **There are no Sales and IT Consulting projects** for 2013 and a significant reduction has been registered for Customer Relations projects (-59%).


Consulting
+67%
-12%
+32%
3.077
5.149
4.548
5.998
K€ 2010
K€ 2011
K€ 2012
K€ 2013


Activities Value (K€)
Year 2013 5.998€
New Activities
Renewed Services
Δ Atividades: 4.415 K€
Renewed Services 2012: 1.583 K€
Rede: + 3.309 K €
Customer Relations: +140 K €
Mktg: + 280 K €
Corporate: + 686 K €
Network: + 1.513 K €
Mktg: +70 K €
Δ Unit Price/ Man-day (*): 0
Unit Price/ Man-day(€)

(*) Same price for manday of 2012.

Evaluation and market price comparison – Consulting: Man days and Price List

Planned consulting services will involve skilled professional profiles correspondent to following Business Consulting profiles:

- Senior Manager (SM)
- Manager (M)
- Senior Consultant (SC) or Professional

Proposed effort in man days by professional profile can be summarized as follow:

			MAN DAYS for Professional					
		Value (K€)	Tot.	S.M.	M.	S.C.	# Projects	T.I. Rate(**)
	Network (*)	4.822	6.518	652	2.607	3.259	21	740 €/md
Of which:	Network (internal)	4.732	6.518	652	2.607	3.259	-	740 €/md
	Network (external)	90	-	-	-	-	-	-
	Corporate Functions	686	717	168	350	199	9	1.014 €/md
	Marketing	350	335	100	169	66	7	1.044 €/md
	Customer Relations	140	138	40	66	32	2	956 €/md
	Total (***)	5.998	7.709	960	3.192	3.556	39	778 €/md

(*) The Network Consulting value must be split into two components: internal costs related to manpower activities (4.732 K€) and external costs (90€), related to activities supplied by external vendors, needed to provide specific competences for processes already implemented in TI.
(**)This blended price includes travel & lodge expenses for a total amount of 490 €/man day for the agreed 'out-of-town' days for Network and 700 €/man day for Marketing, Customer Relation, Corporate & IT.
(***) Overall blended rate for TI Consulting Services.

Evaluation and market price comparison – Consulting: Italy & Brasil Market Price List (*)

Are proposed TI daily rates for "Business Consulting – like" services in line with standard market prices.

Business Consulting Companies Fees: TI (Italy) Price List (**)

€/ man day	A	B	C	D	E	F	G	AVG	T.I. (***)
Gerente Experiente	2.437	1.985	2.079	1.768	1.729	1.729	1.684	1.913	1.085
Gerente	2.044	1.729	1.717	1.650	1.446	1.336	1.157	1.583	665
Consultor Experiente	1.650	1.454	1.096	1.602	1.006	-	1.100	1.109	490

Average daily rate

T.I. Blended: 778

Average range – Analysis on Italian rates (****)

€/ man day	Min	Max
Average Rate	990	1.485

T.I. taxa: 778

Average range – Analysis on Italian rates (****)

€/ man day	Min	Max
Average Rate	1.872	2.108

TI daily rates and blended rate have been compared both with Business Consulting Price List at TI and with an average market range. *In both cases these daily rates can be considered in line with standard market prices.*

(*) Analysis done on the Italian Business Consulting Market because resources involved on this cooperation agreement are from Italy. Brasil Market price has been included to compare prices TIM Brasil could find for similar services within the brasilian market.

(**) These values refer to major Business Consulting Firms Price List in Telecom Italia for Italian resources. These values do not consider commercial discount. Values confirmed by TI since 2009. The value of man day for 2013 has been updated to reflect Consulting price's decrease (due to the European economic situation) of about 10%.

(***) Values confirmed by TI also for 2013.

(****) Esta média refere-se à análise interna das principais empresas de Consultoria Estratégica baseada em benchmark de tarifas diárias cross-industry e pirâmide de projeto. As tarifas não consideram despesas e descontos comerciais. As tarifas medias do mercado italiano e do mercado brasileiro manteiam-se o mesmo de 2012.

Evaluation and market price comparison – Outsourcing & Other Services (1/2)

Projects that have been classified as “Outsourcing and Other Services” refer basically to two major kind of services provided by TI to TIM:

- Outsourcing of platform physically located in Italy with related operation support and maintenance (e.g. TGDS)
- Ordinary and Evolution Maintenance for solutions already plugged in TIM (Network and IT) (e.g.: RAP).

Outsourcing and Other Services total value is consistent with that of 2012 for renewed services, in terms of pricing, man days and related weight; the small **increase** of total value **(+7%)** refers basically to a perimeter increase of services offered by Network, needed to support the plug-in of two new platforms:

- For **IT** the perimeter and the value is the same as 2012: RAP, SCTR, PCS systems O&M activities with analogous services provided.
- For **Network** there is a light perimeter increase due to the introduction of two new platforms (Regman and Next) and the related O&M service.


Value of services K€
-32%
+7%
Outs.& Other Sev.s
5.113
(50%)
4.350
(85%)
IT
763
(15%)
Network
2011
Outs.& Other Sev.s
3.452
(43%)
2.588
(75%)
IT
864
(25%)
Network
2012
Outs.& Other Sev.s
3.684
(34%)
2.588
(70%)
IT
1.096
(30%)
Network
2013


Value of services K€
Year 2013 Value 3.684 K€
Increased N° Services
Renewed Services (3.557 k€)
ΔServices: +127 K€
Ntw: + 85 K€, for a new system O&M (Regman)
+ 42 K€, for a new system O&M (Next)
Increased services from 2012: +105 K€
IT: 0 K€ (no perimeter variation)
Ntw: +105 K€
- 100 K€, for I-NMS elimination, replaced by a local platform
+ 128 K€, for increased functionalities required in VAS services
+ 77 K€, for small variation of services provided also in 2012 (Guitar and Erato License Fee and new functionalities)
Δ Unit Price: 0
Unit Price (€)

Evaluation and market price comparison – Outsourcing & Other Services (2/2)

Projects that have been classified as "Outsourcing and Other Services" are the following:

- Ordinary and Evolution Maintenance for network solutions:
  - ✓ already plugged in TIM Part in the past (TGDS, VAS, Guitar, SANS, Erato)
  - ✓ that will be deployed in TIM Part in 2013 as Plug&Play projects (Regman, Next) (classified as Non Top Projects)
- Ordinary and Evolution Maintenance for IT solutions plugged in TIM (RAP, PCS, SCTR)

	Outsourcing & Other Services	Value (K€)	% m.d.	% license	% help desk
Network solutions Maintenance Services	TGDS (License Fee + O&M)	379	4%	41%	55%
	Guitar 2G/3G - License Renewal	159	9%	91%	-
	VAS Evolution	248	100%	-	-
	SANS (License Fee + O&M)	95	-	45%	55%
IT solutions Maintenance Services and other services	Revenue Assurance (RAP)	1.040	100%	-	-
	PCS + PCS Audit	803	100%	-	-
	Interconnection Billing (SCTR)	745	100%	-	-
Other Minor other services on Network solution (Non Top projects, less than 95K)	Outros Serviços (*)	215	72%	28%	-
	Total	3.684			

(*) Non Top Projects are referred to:

- *License Renewal and O&M for ERATO (platform already in use in TIM): 88 K€*
- *Operation and Maintenance Support for Regman (new platform introduced in 2013 as plug&play): 85 K€*
- *Operation and Maintenance Support for NEXT (new platform introduced in 2013 as plug&play): 42 K€*

Evaluation and market price comparison – Outsourcing & Other Services: Network Maintenance (1/2)

	Application Manag. & Oper.			Evolution Maintenance										
	Ordinary Mainten.	Bug fixing	Remote Support	Functional Design	Development/ Customization	Test & Deploy	Additional Help Desk & SLA	2007 Plug & Play value	2008 Other Services value	2009 Other Services value	2010 Other Services value	2011 Other Services value	2012 Other Services value	2013 Other Services value
								Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)
TGDS	✓	✓	✓				✓	691	378	378	378	378	379	379
VAS Ev.			✓	✓	✓	✓		-	-	-	-	-	120	248
Guitar		✓		✓	✓	✓		1.610	183	310	335	335	100	159
SANS	✓	✓	✓				✓	105	-	149	94	94	95	95

2013 vs 2007 Ratios Evolution & OM / Plug&Play

The Ratio Evolution&OM/Plug&Play represents the amount of yearly investment for evolution and ordinary maintenance compared with the value of the asset transferred to TIM Brazil into 2007 contract:

- **TGDS (*):** *55%* - The ratio *O&M/P&P* (there is no *Evolution activity)* is the same as the one of 2012 and it's constant across all years; it's compatible with the presence of a and Help Desk that requires 24H x 7d SLA with vertical resources fully allocated.
- **VAS Evolution:** this is a project added in 2012 and it's related to the development of new VAS services in the TGDS platform (e.g.: new numbering plan, release upgrade,…)
- **Guitar (*):** 294% - The ratio *O&M/P&P* is quite high since the system requires new features developments in 2013 and it's characterized by a constant annual license fee
- **SANS (*):** 90% - The ratio *O&M/P&P* is the same since 2010 and it's always due to new system customization requirements.

(*) TGDS , Guitar and SANS are characterized by an annul license fee (included in the amount above reported). Even if quite unusual on the market, where unlimited fee are generally applied, the annual fee could be "justified" considering the natural obsolescence of the technology: all these products need at least yearly upgrade to be aligned with network technology evolution.

Evaluation and market price comparison – Outsourcing & Other Services: Network Maintenance (2/2)

	Application Manag. & Oper.			Evolution Maintenance			Additional Help Desk & SLA	2007 Plug & Play value	2008 Other Services value	2009 Other Services value	2010 Other Services value	2011 Other Services value	2012 Other Services value	2013 Other Services value
	Ordinary Mainten.	Bug fixing	Remote Support	Functional Design	Development/ Customization	Test & Deploy		Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)	Value (K€)
TGDS	✓	✓	✓				✓	691	378	378	378	378	379	379
VAS Ev.			✓	✓	✓	✓		-	-	-	-	-	120	248
Guitar		✓		✓	✓	✓		1.610	183	310	335	335	100	159
SANS	✓	✓	✓				✓	105	-	149	94	94	95	95

2013 vs 2012 Ratios Evolution & OM

The Ratio 2013 vs 2012 represents the trend of yearly investment for evolution and ordinary maintenance for each system already live and available in TIM Brazil.

- **TGDS:** 0% - the amount is the same as 2012; basically the package of services offered remains the same proposed in the previous years, with the same tariffs.
- **VAS Evolution:** + 106% - the increase of O&M for VAS services (added to the TGDS platform) are related to required release upgrades and new features adaptation according to the evolution of the technology (e.g.: new numbering plans)
- **Guitar:** + 13% - the amount of O&M and Evolution is increased respect to the previous years due to increased requirements of new evolutions
- **SANS:** 0% - the amount is the same as 2012; the package of services offered remains the same proposed in the previous years, with the same tariffs.

Evaluation and market price comparison – Outsourcing & Other Services: Network New Platforms for 2013

	Application Manag. & Oper.			Evolution Maintenance			Additional Help Desk & SLA	2013 Plug & Play value	2013 Other Services value
	Ordinary Mainten.	Bug fixing	Remote Support	Functional Design	Develp. Customiz.	Test & Deploy		Value (K€)	Value (K€)
Regman	✓	✓	✓				✓	358	85
Next	✓	✓	✓				✓	370	42

Ratios Evolution & OM 2013 / Plug&Play 2013

In 2013 Roadmap the are three new network systems to be introduced as 'plug&play' in TIM: Regman, Next and MoNet (*). For Regman and Next an O&M activity is required too; the Ratio Evolution&OM/Plug&Play below reported represents the amount of 2013 investment for evolution and ordinary maintenance compared with the value of the asset transferred to TIM Brazil in the same year:

- **Regman:** *19%* - The ratio *O&M/P&P* it's compatible with an application management and operation service provided and the presence of a and Help Desk that requires 24H x 7d SLA with vertical resources fully allocated.
- **Next :** 11% - The ratio *O&M/P&P* it's compatible with an application management and operation service provided and the presence of a and Help Desk that requires 24H x 7d SLA with vertical resources fully allocated.

(*) The three systems evaluation is detailed in the related following section of the present document ('Plug & Play')

Evaluation and market price comparison – Outsourcing & Other Services: Information Technology

Information Technology projects refer mainly to Ordinary Maintenance, Evolution Maintenance and additional Help-Desk services. Major services provided by project can be summarized as follow:

Project	Application Manag. & Operation			Evolution Maintenance			Development HW hosting	Additional Help Desk & SLA	Services provided also in 2013
	Ordinary Maintenance	Bug fixing	Remote Support	Functional Design	Development/ Customization	Test & Deployment			
RAP	✓	✓	✓	✓	✓	✓	✓	✓	✓
SCTR Brazil	✓	✓	✓	✓	✓	✓	✓	✓	✓
Security - PCS	✓	✓	✓	✓	✓	✓			✓

These set of major services agreed upon for planned IT Maintenance projects are in accordance with similar service packages on the market and the number of man days for each service is consistent with the one agreed for the same services in the previous years.

Evaluation and market price comparison – Outsourcing & Other Services: Network Rates

Proposed services have been valorized using the following blended daily rates for internal resources:

€/ man day	Value
T.I. Internal (*)	304

Proposed daily rates are in line with standard market prices.

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	297	440

€/ man day	Min	Max
Average rates	301	686

TI daily rates have been compared with an average range for similar services assessed on the market.
Daily rates can be considered in line with standard market prices.

(*) Average daily rates derived from figures provided by Network. There are no details on applied pyramids and involved seniority level.

(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

(***) Brasilian rates have been inserted to evaluate prices available for TIM in the brasilian Market, considering TIM Price list for 2012.

Evaluation and market price comparison – Outsourcing & Other Services: Information Technology Rates

Proposed services have been valorized using the following blended daily rates for internal resources:

€/ man day	Value
T.I. Internal (*)	341

Proposed daily rates are in line with standard market prices.

Average range – Analysis on Italian rates (**)

€/ man day	Min	Max
Average rates	350	500

Average range – Analysis on brasilian rates (***)

€/ man day	Min	Max
Average rates	323	805

TI daily rates have been compared with an average range for similar services assessed on the market.
Daily rates can be considered in line with standard market prices.

(*) Average gross daily rates derived from figures provided by IT for medium/high seniority levels. There are no details on overall applied pyramids.

(**) These values refer to cross-industry benchmark data on Italian firms. These daily rates have to be considered average values because elements such as industry trends, applied technology, usage of Off-shore site, agreed terms and conditions may impact on final applied rates.

(***) Brasilian rates have been inserted to evaluate prices available for TIM in the Brasilian Market, considering TIM Price List for 2012.

Evaluation and market price comparison – Plug & Play

Total value (**818K Euro**) of Plau & Play includes three main Network project in 2013. No Plug & Play project has been implemented since 2009.

Plug & Play

	Value (K€)
Next	370
Regman	358
MoNet	90
Total	**818**



10.500
8.000
K€
818
Plug& Play 8%
2012
Plug& Play 0%
2013
100% Network
N° of services
2012
Unit Price (€)
Δ Unit Price: 0
N° of services
2013
Next
Regman
MoNet
Δ Services NTW: 818 K€
Unit Price (€)

Evaluation and market price comparison – Plug & Play

These Projects are solution that involve high level of TI customization. Based on available information of major functionalities, an analysis has been performed in order to define a packaged/custom solution covering the same capabilities and to estimate a similar system integration project to "install" these alternative solutions. In case of not existing packages, when possible, an "ad hoc" development quotation has been proposed.

The following pages will summarize possible scenarios aimed at rolling-out "similar" solutions in terms of covered functionalities. The resulting quotations, coherently with TI, will consider software and system integration components and will not consider hardware costs. Such quotations are based on a top level understanding of requested capabilities, thus are to be considered as a possible reference value.

It has to be pointed out that "Plug & Play" projects allow savings if compared to projects aimed at rolling-out new solutions from scratch. No benchmark data exists on this, but based on our experience we can indicatively assume that these saving percentages can be valued at 10%-20%. These percentages are to be considered as an estimate because "plug & play" saving strictly depends on business and technology requirements (*).

(*) It is recommended to monitor Customer satisfaction measurement for Plug&Play projects. This should be done by a dedicated process, to be defined between TI and TIM Brazil involved department.

Evaluation and market price comparison – Plug & Play: Next

Below are summarized major characteristics of the identified alternative package based solutions for NEXT:

Supported Capabilities

- NEXT is network analysis and remote troubleshooting on xDSL circuits, with following main capabilities:
  - technical caring (one call solution),
  - troubleshooting and field support,
  - circuit performance analysis
  - remote management (port config, profile change)
- Advanced capabilities are:
  - Circuit graphical overview
  - Nodes information
  - xDSL profiles & xDSL alignment parameters
  - DELT measurements
  - Advanced Diagnosis NE/PVC/VLAN

System Integration & SW Development:

- ALU MSAN,
- ZTE MSAN,
- Juniper BRAS
- Network Inventory systems (NEs, OSS)

Cost estimation/alternative solutions

Item	Value (k euro)
Next – License Fee (1)	40
Next– Service & SW Dev. Fase 1 (2)	330
Estimated Plug & Play	**370**

(1) Reference value. Licenses Fees are sensibly different among vendors and depend on many factors (technological domains, number of users, final customers, technical architecture, applied discount, volume of the offer). Based on industry trend and on client negotiations values could change considerably.

(2) SW Development effort has been roughly estimated basing on high level understanding of requested capabilities

	Value (K€)
NEXT	370

NEXT "Plug & Play" project value can be considered in accordance to the value estimated for identified alternative solutions.

Evaluation and market price comparison – Plug & Play: REGMAN

Below are summarized major characteristics of the identified alternative package based solutions for REGMAN:

Supported Capabilities

- REGMAN is a xDSL CPE Management Server, with following main capabilities:
  - CPE Configuration Catalog
  - CPE interface software management
  - Web GUI
- Custom capabilities developed for TIM Brasil are:
  - TIM Brasil Data Model
  - CPE configuration catalog
  - ZTE ZXDSL931 VDSL modem/router management
- System Capacity: 100.000 CPE supported

System Integration & SW Development:

- TR069 interface supported
- Integration with TBR AAA server (Fase 1 SW Development)
- Integration with AMDOCS provisioning system (Fase 2 SW Develop)
- Integration with Identity Management System (Fase 2 SW Develop)
- Integration with Trouble Ticket Management system (Fase 2 SW Develop)

Cost estimation/alternative solutions

Item	Value (k euro)
Regman – License Fee (1)	105
Regman – Service & SW Dev. Fase 1 (2)	38
Regman – Service & SW Dev. Fase 2 (2)	215
Estimated Plug & Play	**358**

(1) Reference value. Licenses Fees are sensibly different among vendors and depend on many factors (technological domains, number of users, final customers, technical architecture, applied discount, volume of the offer). Based on industry trend and on client negotiations values could change considerably.

(2) SW Development effort has been roughly estimated basing on high level understanding of requested capabilities

	Value (K€)
REGMAN	358

REGMAN "Plug & Play" project value can be considered in accordance to the value estimated for identified alternative solutions.

Evaluation and market price comparison – Plug & Play: MoNet

Below are summarized major characteristics of the identified alternative package based solutions for MONET:

Supported Capabilities

- MoNET is a tool for automatic testing of mobile circuit switched core network, with following main capabilities:
  - Automatic execution of 2G&3G CS test lists
  - Test plan test chain monitoring
  - Checking and validation of nodes configuration
  - Checking and validation of new network architectures
  - Checking and validation of interfaces migration
  - Regression tests
  - Charging tests: toll ticheting check and traffic/CDR generator

System Integration & SW Development:

- Integration with TIM Brasil test plant equipments

Cost estimation/alternative solutions

Item	Value (k euro)
MoNet – License Fee (1)	66
MoNet– Service & SW Dev. Fase 1 (2)	24
Estimated Plug & Play	**90**

(1) Reference value. Licenses Fees are sensibly different among vendors and depend on many factors (technological domains, number of users, final customers, technical architecture, applied discount, volume of the offer). Based on industry trend and on client negotiations values could change considerably.

(2) SW Development effort has been roughly estimated basing on high level understanding of requested capabilities

	Value (K€)
MONET	90

MONET "Plug & Play" project value can be considered in accordance to the value estimated for identified alternative solutions.

Agenda

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- Evaluation and market price comparison
  - "Consulting"
  - "Outsourcing and Other Services"
  - "Plug & Play"
- Conclusion
- Attachments

Conclusion - Summary

Not normal | Attention | Normal

Services and activities that form the scope of this "Cooperation and Support Agreement" analysis were based on the information available and provided by TI: roadmap of major activities and some additional information from involved departments (supported capabilities and main functionalities, daily rates).
These services/activities formally planned have been analyzed according to different approaches:



Intangible Asset
Tangible Asset
Consulting
(Marketing, Sales, Customer Relations, IT, Corporate, Network)
Outsourcing and Other Services
(Network and IT)
Plug & Play
Expertise on the market
TI Expertise

1. *Evaluation of agreed daily rates versus major Business Consulting firms daily rates*
2. *Evaluation of agreed daily rates for maintenance services*
   Qualitative check on services package completeness
3. *Evaluation of project value based on a comparison with the value of "alternative turn-key projects" covering the same capabilities (software licenses + system integration)*

Conclusion – Highlights

- Roadmap Evolution -


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,521
10,512
10,262
10,500
8,632
8,890
8,000
2007
2008
2009
2010
2011
2012
2013
Consulting
Outsourcing&Other Services
Plug&Play
Tot

- Consulting Evolution -


6,500
6,000
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
5,998
5,149
4,548
3,077
2,361
1,581
1,454
2007
2008
2009
2010
2011
2012
2013
Marketing
Sales
Network
COP
IT
Corporate
Total

- The Cooperation, also for this year, includes in its perimeter all services for TIM, Intelig and TIM Fiber.
- **The total 2013 Roadmap Value (10.500 K€) has increased approximately of 31%** compared with Total Roadmap Value of 2012 (8.000 K€), while the daily rates are the same of 2012.
- The value of this contract represents **approximately 0.7% of the total annual capital expenditure** forecasted for 2013.
- The total value has increased due to the following factors:
  - **Increase (+32%) of Consulting Services** (from 4.548 K€ in 2012 to 5.998 K€ in 2013) due to new business needs, offerings and services;
  - **Increase of +7% for the outsourcing** projects (Network and IT: from 3.452 K€ in 2012 to 3.684 K€ in 2013);
  - **New presence of 3 Plug & Play Network** Projects (+818 K€ in 2013).

Agenda

- Introduction
- Document Objectives and Basic Assumptions
- Scope, Approach and Contents
- Evaluation and market price comparison
  - "Consulting"
  - "Outsourcing and Other Services"
  - "Plug & Play"
- Conclusion
- **Attachments**

Agreement Contents – Outsourcing Projects major features

Major characteristics of "Outsourcing and Other Services" projects and activities can be summarized as follow:

Outsourcing and Other Services

Major features are:

- Asset/solution license from TI to TIM
- Solution customizing based on TIM local requirements (if applicable)
- Platforms owned by Telecom Italia and located both in Italy and Brazil (according to specificity)
- Major operating cost incurred by TI and recharged to TIM through fees
- Service Level agreement set-up and management



Service Management
SW Licenses
Customizing
Facility Management/ HW Hosting
Ordinary & Evolution Maintenance
Outsourcing fees major component
Maintenance services major component

Agreement Contents – List of Projects 2013

Here a short description "Outsourcing and Other Services" projects:

	Description
RAP	Revenue Assurance Package
Security - PCS	Access Management system that can efficiently support a Company cross functional process.
SCTR Brazil	Interconnection billing platform
TGDS	Multi services platform for new VAS services launch
VAS Evolution	Multi services platform for new VAS services launch in TGDS (Numeration, Upgrade release)
SANS	Reporting System providing statistics on data managed by TGDS
Guitar	GSM and UMTS Interactive Tool for Advanced Radio planning

Agreement Contents – List of Acronyms

ANTS	Automatic Network Service System	SCTR	Sistema Consuntivazione Traffico Radiomobile
CDR	Call Data Report	Sec.PCS	Piattaforma Centralizzata di Sicurezza
DBLink	Data Base Link	SG-VAS	Sistema di Gestione VAS
DBR	Data Base di Rete	SI	System Integration
EJB	Enterprise Java Beans	SISO	Sell In Sell Out
GIS	Geographical Inforamtion System	SLA	Service Level Agreement
GUITAR	GSM and UMTS Interactive Tool for Advanced Radio planning	SM	Senior Manager
HW	Hardware	SMOP	Simtel Measurement Open Platform
iNMS	i Network Management System	SMSmon	Short Message Service Monitoring
IRMA	Integrated Radio Mobile Advanced	SNMP	Simple Network Management Protocol
IT	Information Technology	SQM	Service Quality Management
JDBC	Java Data Base Connectivity	SW	Software
M	Manager	TAS	Trend Analysis System
M.D.	Man Days	TDWH	Traffic DataWareHouse
NOC	Network Operating Center	TGDS	TACS GSM Delivery System
NW	Network	TI	Telecom Italia
O&M	Operation & Maintenence	TIM	Telecom Italia Mobile
PCS	Piattaforma Centralizzata di Sicurezza	TTM	Trouble Ticket Management
RAN	Radio Access Network	VAS	Value Added Service
RAP	Revenue Assurance Package	WAP	Wireless Application Part
SANS	Sistema Acquisizione Nazionale SMS	WFM	Work Force Management
SC	Senior Consultant		

accenture

consulting | technology | outsourcing

High performance. Delivered.

Cooperation and Support Agreement among TELECOM ITALIA SPA and TIM CELULAR S.A.”

Attachment: Highlights on contract value gap analysis

Rio de Janeiro, February 2013

Agreement contents – Evolution of Consulting Services (2010 – 2013)


10.500
K€
5.998
Consulting
57%
IT 2.588 (70%)
Ntw 1096 (30%)
3.684
Outsourcing & Other Services
35%
818
Plug& Play
8%
2013
8.000
K€
Consulting
IT 2.588 (75%)
Ntw 864 (25%)
3.452
Outsourc. & Other Services
43%
2012
10.262
K€
Consulting
IT 4.350 (85%)
Ntw 763 (15%)
5.113
Outsourc. & Other Services
50%
2011
8.890
K€
Consulting
IT 4.835 (85%)
Ntw 825 (15%)
5.660
Outsourc. & Other Services
64%
Plug& Play
2010

Consulting Services total value for 2013 is consistent with the amount agreed in 2012, 2011 and 2010, in terms of pricing; the **increased value (of 31% compared to 2012)** refers basically to new services related to Network, Marketing and Corporate while Customer Relation, Sales and IT have slightly decreased from 2012.

Compared with 2010, **Consulting Services increased of 95%,** with the major growth areas represented by Network (+ 91%) Marketing and Corporate.

Consulting	Value 2010 (K€)	Value 2011 (K€)	Value 2012 (K€)	Value 2013 (K€)	2013 vs 2012
Network	2.527	4.234	3.799	4.822	1.023
Customer Relations	210	300	345	140	-205
Marketing	230	455	170	350	180
IT	-	-	150	-	- 150
Sales	110	160	48	-	- 48
Corporate	-	-	36	686	650
Total	3.077	5.149	4.548	6.184	+ 1.450

Agreement contents – Evolution of Outsourcing and Other Services (Network) (2010 – 2013)



10.500
K€
5.998
Consulting
57%
IT 2.588 (70%)
3.684
Outsourcing & Other Services
35%
Ntw 1096 (30%)
818
Plug& Play
8%
2013
8.000
K€
Consulting
IT 2.588 (75%)
3.452
Outsourc. & Other Services
43%
Ntw 864 (25%)
2012
10.262
K€
Consulting
IT 4.350 (85%)
5.113
Outsourc. & Other Services
50%
Ntw 763 (15%)
2011
8.890
K€
Consulting
IT 4.835 (85%)
5.660
Outsourc. & Other Services
64%
Ntw 825 (15%)
Plug& Play
2010

Network Outsourcing and Other Services total value is consistent with that of 2012 for renewed services, in terms of pricing and man days; the light **increase** is mainly motivated by the introduction of a services (Regman and Next) within Network area and increase of VAS evolution support.

Outsourcing & Other Services Network	Value K€ 2010	Value K€ 2011	Value K€ 2012	Value K€ 2013	2013 vs 2012
VAS Evolution	-	-	120	248	128
TGDS (Licence Fee + O&M)	378	378	379	379	0
Guitar 2G/3G – License Renewal	140	184	140	159	19
SANS (License Fee + O&M)	94	94	95	95	0
iNMS	-	-	100	-	-100
Network Planning Tools-Medusa	158	78	-	-	-
Non Top Projects (*)	55	29	30	215	185
Total	825	763	864	1096	232

Agreement contents – Evolution of Outsourcing and Other Services (IT) (2010 – 2013)


10.500
K€
5.998
Consulting
57%
IT 2.588 (70%)
3.684
Outsourcing & Other Services
35%
Ntw 1096 (30%)
818
Plug& Play
8%
2013
8.000
K€
Consulting
IT 2.588 (75%)
3.452
Outsourc. & Other Services
43%
Ntw 864 (25%)
2012
10.262
K€
Consulting
IT 4.350 (85%)
5.113
Outsourc. & Other Services
50%
Ntw 763 (15%)
2011
8.890
K€
Consulting
IT 4.835 (85%)
5.660
Outsourc. & Other Services
64%
Ntw 825 (15%)
Plug& Play
2010

IT Outsourcing and Other Services total value is consistent with the value of 2012, maintaining the same **perimeter (RAP, PCS and SCTR).**

Outsourcing & Other Services IT	Value K€ 2010	Value K€ 2011	Value K€ 2012	Value K€ 2013	2012 vs 2011
Revenue Assurance (RAP)	1040	1040	1040	1040	0
PCS	980	980	803	803	0
Interconnec.billing (SCTR)	560	745	745	745	0
DBR	260	260	-	-	-
IRMA	220	220	-	-	-
Mobile Advertising Platform	150	150	-	-	-
Incident & Problem Mng	300	300	-	-	-
Security Governance	-	200	-	-	-
IT Network Tech. Support	120	120	-	-	-
i-NMS	335	335	-	-	-
TDWH	870	-	-	-	-
Total	4.835	4.350	2.588	2.588	0

Agreement contents – Evolution of Not Top Project list (2010 – 2013)

Not Top Projects in 2013 are projects whose value is minor than 95K€. Not Top Project are in the Network Perimeter. New projects (Regman and Next) are related to O&M Support for new Plug&Play for Intelig Network.

Non Top Projects	Value (K€) 2010	Value (K€) 2011	Value (K€) 2012	Value (K€) 2013	2013-2012
Erato - Licence Renewal	29	29	30	88	58
O&M Smart Platform	26	-	-	-	-
Regman	-	-	-	85	85
Next	-	-	-	42	42
Total Non Top Projects	55	29	30	215	185

Agreement contents – Evolution of Plug & Play (2010 – 2013)

No Plug & Play projects have been included within the agreement, since 2010 (the only project in 2010 was Apogeo). New Projects for the Network department are present in 2013 Roadmap.

Plug & Play	Value (K€) 2010	Value (K€) 2011	Value (K€) 2012	Value (K€) 2013	2013-2012
Apogeo	153	-	-	-	-
Regman	-	-	-	358	358
Next	-	-	-	370	370
Monet	-	-	-	90	90
Total	153	-	-	818	818

Breakdown of Cooperation and Support Agreement 2013

AREA	Roadmap Price (euro)
TIM BRASIL MARKETING	230.000
TIM BRASIL CUSTOMER RELATIONS	60.000
TIM BRASIL CORPORATE	686.000
TIM FIBER	120.000
INTELIG	80.000
INFORMATION TECHNOLOGY	2.588.000
NETWORK	3.908.321
NETWORK INTELIG	1.971.408
NETWORK INTELIG REGMAN & NEXT	855.473
TOTAL PRICE OF PROJECTS	10.499.202

TIM BRASIL - Marketing - Projects 2013 Brazil

PROJECT		BENEFIT	TIMING	PRICE (EURO)
SIM Card/Device	SIM card development Application and testing Roadmap generation	*To guarantee Sim card / Handset development process*	*January - December 2013*	*80.000*
OTA Platform implementation & SIM Browsing	Definition of OTA Platform Technical Support	*Define the OTA Platform selection and implementation, according the decision that will be taken and possible support*	*January - December 2013*	*40.000*
RCS joyn: Rich Communication Services	Evaluation of RSC Joyn New service evaluation	*To provide support on GSM association status and define a new market opportunity*	*January - December 2013*	*30.000*
Mobile Financial Services: M-Payment and NFC	Processes and organization evaluation Partnership & Alliances opportunities	Maximize the revenue related to financial services.	*January - December 2013*	*40.000*
LTE, 4G and OTT services evolution	LTE, 4G and OTT services Marketing Approach in terms of Offer and Product Partnerships	*To provide support on: LTE, 4G; OTT services analyzing actual market situation; experience exchange (offer; product partnerships)*	*January - December 2013*	*40.000*

TOTAL €	**230.000**

TIM BRASIL - Customer Relations - Projects 2013 Brazil

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Customer Operation: operation management, control model, IPCC	Guide Lines on managing and controlling Operation Management policy IP Customer Care	*To provide support on operation and managing / controlling of sites and IPCC to improve QoS and cost control.*	*January - December 2013*	*60.000*
		TOTAL €		**60.000**

TIM BRASIL - Corporate - Projects 2013 Brazil (1/2)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
▸ **Q /Support for Quality Improvement**	▸ TI Experience on Quality from commercial and technical points of view ▸ Quality Platform; Reporting; Communication and Web Monitoring.	*To share TI experiences on quality approach from a commercial and technical points of view.* *Introduction of a specific project oriented to increase quality level.*	*January - December 2013*	*60.000*
▸ **HR experience exchange**	▸ TI Experience on HR processes and innovative experiences (methodology)	*To provide support on criteria to manage organizative and operative processes*	*January - December 2013*	*40.000*
▸ **HR Lean six sigma methodology. (on HR training project)**	▸ Six sigma methodology*	*Support on training experts on HR lean six sigma methodology*	*January - December 2013*	*(40.000)**
▸ **P / Compras Comerciais e Logística : Energy management**	▸ TI Experience on Purchasing Processes ▸ Energy Saving (ICT enabling energy efficiency solutions)	*To provide support on purchasing process optimization with a focus on energy saving*	*January - December 2013*	*50.000*
▸ **Reg / AFC Accounting regulatory system implementation**	▸ Accounting Regulatory System in Telecom Italia	*To provide support on Accounting Regulatory System (management expertise and support system)*	*January - December 2013*	*40.000*

* Valore economico incluso in HR Training on Audit

* VALUE INCLUDED IN HR TRAINING

TIM BRASIL - Corporate - Projects 2013 Brazil (2/2)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
AFC International Planning & Control: Reporting e Monitoring	Reporting and Monitoring review TI Experience on FC	*To provide support on reporting in order to define the shared model*	*January - December 2013*	*30.000*
WH Roaming	Roaming LTE Roaming Wi-Fi Update off roaming regulation	*To improve knowledge on roaming LTE / Wi-Fi to leverage on new and innovative technical solutions.* *Focus on roaming regulation policy.*	*January - December 2013*	*40.000*
AFC Modello di Controllo	TI Experience on Control Model	*To improve alignment on controlling leveraging on TI criteria*	*January - December 2013*	*46.000*
HR Training on Audit, etc.	School of Auditing, etc	*To improve skills & capabilities thanks to specific TI experiences*	*January - December 2013*	*380.000*

TOTAL €	686.000

TIM FIBER / INTELIG - Projects 2013 Brazil

PROJECT TIM FiBER		BENEFIT	TIMING	PRICE (EURO)
Devices & Product evaluation	Process analysis and support for product evaluation. ADSL CPE functionalities	*To provide support on devices and product evaluation from different points of view (focus on ADSL CPE)*	*January - December 2013*	*40.000*
Operation & Process Management	Optimization of processes Support Tools Review	*Analysis and support on E2E operative processes to improve efficiency and effectiveness of Delivery & Assurance processes*	*January - December 2013*	*80.000*

TOTAL €	**120.000**

PROJECT INTELIG		BENEFIT	TIMING	PRICE (EURO)
Corporate business processes: Sales, Del & Ass	Optimization of: Sales & Caring processes Delivery & Assurance processes	*Consolidation of Business/Top Clients processes to guarantee customer expectation and SLA agreed.*	*January - December 2013*	*80.000*

TOTAL €	**80.000**

IT - Projects 2013 Brazil (1/2)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Interconnection Billing	▸ *"SCTR"*, is the TI software dedicated to interconnection billing. It performs sizing, pricing, discounting and accounting of the traffic exchanged between interconnected telecommunication companies, both for fixed and obile networks. It has been in house developed and conceived to offer flexible solutions by using a technological platform aligned to the current market standards, in order to meet the growing interconnection needs. ▸ New and/or improved functions shall be developed and implemented by TI (evolution); ▸ TI will provide a Remote Support Group which will provide second level assistance to TIM Brasil and will be activated in case of s/w bugs, system crash, critical system performance problems, need of urgent changes in processing flow.	Corporate centralized solution to manage the Iterconnection Billing business. Support the traffic size growth and the assurance of Interconnection revenue. Align SCTR Platform to improve the performances and to manage the basic configuration in a user-friendly environment	*January – December 2013*	*745.000*
Revenue Assurance Package	▸ The RAP System is a Revenue Assurance enabling platform. It is designed with a "best of breed" approach in order to be efficient and robust and allow a "fast track" implementation of the monitoring requirements. ▸ It supports both the "classical RA Approach" (balancing and reject monitoring) and a more "transaction oriented" Revenue Assurance approach. ▸ TI shall provide a package review and new releases of RAP in the course of 2013, incorporating new functionalities (evolution) and the enhancements of the platform to take into account the new version of the operating system, DB and reporting tool ▸ TI will provide a Remote Support Group which will provide second level assistance to TIM Brasil and will be activated in case of s/w bugs, system crash, critical system performance problems, need of urgent changes in processing flow .	To answer Revenue Assurance and Billing areas demands through controls improvements in CDR process from mediation platform , pre paid, post paid, interconnection and co-billing systems. Better information accuracy and performance improvement in the KPI analysis, due to the development of detailed and user-friendly reports, with comprehensive statistics data from different periods.	*January – December 2013*	*1.040.000*

IT - Projects 2013 Brazil (2/2)

PROJECT		BENEFIT	TIMING	PRICE (EURO)
Security - PCS Project	‣ Security is one of the most important issues to be faced by any IT department in a telecommunications Company. ‣ Tim Brasil and Telecom Italia, in order to comply the Sarbanes Oxley Act, shall deploy an Identity and Access Management system that can efficiently support a Company cross functional process. ‣ Specifically, in its role as support group, TI shall package and support installation of the s/w kit, produce integration test plans, support integration tests and User Acceptance Tests, provide training and all necessary documentation.	Provide Automatization and Control: Manage user identities and entitlements , authentication, authorization and accounting of the user accessing the majority of Tim Brasil applications Trace the management activities of the user credentials (user id and password) and entitlements (SAP); Trace the user accesses to the applications 'PCS connected'.	*January – December 2013*	*803.000*

TOTAL € 2.588.000

TIM BRASIL Network - Projects 2013 Brazil (1/8)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Energy Saving & Civil Work	*Assessment - Benchmark & Gap Analysis - Recommendations & Action Plan - Assessment Civil Work*	*January – December 2013*	***132.913***
OSS Engineering and Planning Support	*Technical specialist support on:* *- Fault, Performance, Configuration & Network Inventory sytems requirement management and deployment* *- Network Manager (Netcool)* *- OSS testing*	*January – December 2013*	***269.967***
Netep	*Technological scouting process and dimensioning tools for network evolution analisys on Access, Core and Transport Network*	*January – December 2013*	***173.783***
LTE 450Mhz	*Technical Specification Support. Support to standardization process in 3GPP*	*January – December 2013*	***35.875***
IP Network Engineering Support	*IP Network Testing Support: new functionalities studies, design support & Laboratory tests;* *IP Network Evolution;* *BNG Evolution and functionalities (Satellite/Redundancy);* *IP Metro network Evolution and Integration.* *Scope of the project is to support Tim Brasil in the engineering and testing of Cisco CDN platform which will be deployed in Tim Brasil network during 2013.*	*January – December 2013*	***283.731***

TIM BRASIL Network - Projects 2013 Brazil (2/8)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Optical network Engineering Support	*Testing Support (Tellabs PTN, Huawei DWDM, ZTE DWDM);* *Different vendor OTN Matrix interoperability analysis and test.*	*January – December 2013*	***420.700***
Microwave	*Support to MW Design and Project parameter review; support to MW Backhauling network topology and architecture optimization* *Support to MW Provisioning process creation and tuning within TIM Brasil* *Support to Cleanup activities follow up and to MW Installation & Commisioning procedure improvements* *Testing of new/updated MW equipments and related Element Management systems*	*January – December 2013*	***153.301***
UBB VoIP - BNG/CL5 Network	*HLD / LLD Document Revision; support on Validation process; analysis of impact and dimensioning.*	*January – December 2013*	***42.070***
LTE	*IP Sec Gw LTE / CA:. HLD/LLD documentation Review;. PVV validation support;. Implementation Support.* *TI best practices and experiences sharing on ERICSSON HSS/EPC engineering, architecture,deployment, roll-out.Strategy for evolution* *TI best practices and experiences sharing on ERICSSON IMS engineering, architecture,deployment, roll-out.Strategy for evolution* *Engineering - Technical rules for LTE parameters on vendor base* *Optimization - Support to LTE Initial tuning*	*January – December 2013*	***411.496***

TIM BRASIL Network - Projects 2013 Brazil (3/8)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
GSM / UMTS Improvement and Optimization	*Engineering - Technical rules for 3G parameters on vendor base* *Engineering - RNC Dimensioning/monitoring methodologies* *Optimization - RNC Optimization* *LTE RAN Testing* *3G optimization Task Force*	*January – December 2013*	***360.640***
Wi-Fi Interworking	*Technical specification on Transport Network; Analysis of different architecture scenarios to interworking with Transport Network (BRAS/AAA); Support on validation process.* *Support TIM Brasil to deploy a solution for wifi - interworking through the whole process from the architecture definition, through the selection of technologies through an RFP process till the lab tests to validate the solution*	*January – December 2013*	***82.198***
CL4 / CL5	*OPM/VTCH Virtualization* *New MGW Integration*	*January – December 2013*	***111.230***
TRANSPORT - Support to Operation Maintenance	*Transport network deployment support: PQR, Procedures and optimization for network development, including on field checks. Transport network O&M support: O&M rules and procedures of transport network.*	*January – December 2013*	***372.435***

TIM BRASIL Network - Projects 2013 Brazil (4/8)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Operation and Maintenance Support SANS and iNMS	*O&M Support for current SANS Platform*	*January – December 2013*	***51.690***
VAS Evolution	*New numbering plan (9-digit) for São Paulo and Rio De Janeiro TLLA Adverting TLLA MNP integration with BDPR Upgrade Release EIR A04 Upgrade Release TFS A09 Upgrade HW Traning Best practice sharing*	*January – December 2013*	***247.510***
TGDS - 2013 License Fee	*Yearly SMART platform (TGDS) License Fee for VAS, including SW upgrade to support LTE.*	*January – December 2013*	***155.000***
SANS License Fee	*Yearly SANS platform licence fee for allowing monitoring of the performance of services implemented on TGDS platform*	*January – December 2013*	***43.000***
Operation and Maintenance Support for TGDS	*O&M Support for current SMART Platform (TGDS)*	*January – December 2013*	***224.022***

TIM BRASIL Network - Projects 2013 Brazil (5/8)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
MoNet	*MoNet SW tool license supply for automatic testing for core mobile network.Installation and training included* *MoNet Software tool development and customization on basis of TIM BRASIL requirements*	*January – December 2013*	***90.140***
Guitar 2G/3G - New Features	*Exploiting TI own radio planning tool; Database Customization; New Features / SW Upgrade*	*January – December 2013*	***31.080***
Erato - License Renewal	*To optimize radio channels dimensioning process and increase efficiency.*	*January – December 2013*	***60.000***
Guitar 2G/3G - License Renewal	*Exploiting TI own radio planning tool. Includes Database Customization*	*January – December 2013*	***127.500***
Erato - New Features	*To optimize radio channels dimensioning process and increase efficiency; New Features / SW Upgrade*	*January – December 2013*	***28.040***

TOTAL TIM Brasil	**3.908.321**

INTELIG Network - Projects 2013 Brazil (6/8)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Assessment ***Short Term, Mid Term, Follow-up Organization & Processess***	*Analysis of current Fixed Access & Core Network (architecture, planning and engineering rules, dimensioning, parameters), collection of traffic meaurements* *Analysis and assessment of current OSS architecture and related processes* *Target architecture definition, gap-analysis, recommendations and support for efficiency and performance improvement for Fixed Access, Core, Transport Network & OSS* *Assessment/Gap analysis/Recommendations about network main processes and related organization (network operation & maintenance, service delivery and assurance) with focus on performances*	*January – December 2013*	***563.697***
TI testing support on TIM Fiber initiative	*TI support on PVV / PQR on CPE, FTTB, troubleshooting, non-regression and new features on ZTE / ALU chain in TI Test Plant*	*January – December 2013*	***288.575***
UBB and Corporate Access Network Evolution	*Know how sharing on: UBB CPE validation process support;. UBB and Corporate Access Network Evolution Engineering Support;. MSAN Network performance tuning;. ATM over IP analysis and possibilities (AAL5 and AAI1).*	*January – December 2013*	***170.870***

INTELIG Network - Projects 2013 Brazil (7/8)

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Atimus Network Integration	*Network evolution plan documentation*	*January – December 2013*	***168.280***
UBB VoIP - Fixed Access Network	*Support on validation process (access nw and CPE)- provisioning process- VoIP project support*	*January – December 2013*	***316.960***
Operation and Maintenance Support	*Support on Validation process- analysis of impact and dimensioning;- provisioning process* *Consulting on O&M process alignement focused on single NOC realization*	*January – December 2013*	***249.830***
OSS Intelig	*Technical specialist support on:* *- Service and Quality Assurance Network Tools requirements definition;* *- Network OSS/tools Evolution* *- Configuration & Network Inventory sytems requirement management and deployment*	*January – December 2013*	***129.759***
NOC Assurance tools	*Technical specialist support on:* *- NOC OSS and tools Evolution* *- NOC OSS and tools requirements definition*	*January – December 2013*	***83.437***

TOTAL INTELIG 1.971.408

INTELIG Network - Projects 2013 Brazil (8/8)
REGMAN & NEXT

PROJECT	BENEFIT	TIMING	PRICE (EURO)
Regman	*Licence fee up to 100.000 CPEs* *SW developments and Services: Integration with new 4 CPE (SAGEM, Technicolor, two others), Integration with provisioning system, Configuration Catalog* *SW Operation & Maintenance Support*	*January – December 2013*	***443.400***
Next	*Licence fee up to 100.000 CPEs* *SW developments and Services: MSAN ALU Integration, MSAN ZTE Integration, BRAS Jun Integration, Network Inventory Integration* *SW O&M Support*	*January – December 2013*	***412.073***

TOTAL INTELIG 855.473

STUDIO TORTA

Via Viotti, 9 - 10121 Torino - Italy
Tel. +39-011.561.13.20; Fax +39-011.562.21.02
E-mail: info@studiotorta.it Internet: www.studiotorta.com

Industrial Property Consultants - Established in 1879
European and Italian Patent Attorneys
European and Italian Trade Mark and Design Attorneys
TURIN MILAN BOLOGNA TREVISO ROME

KASZNAR LEONARDOS
Attention Mrs. Roberta de Oliveira Mendes
TEOFILO OTONI STREET, 63
5TH-8TH FLOORS
20090-080 RIO DE JANEIRO
BRASILE

Turin, 17 January 2013

Our ref. C 1167/CC/bp

VIA E-MAIL
CONFIRMATION BY DHL COURIER

LEGAL OPINION

Re: Draft Sixth Amendment to the Cooperation and Support Agreement between Telecom Italia S.p.a. and Tim Celular S.A. and Intelig Telecomunicações Ltda and Tim Participações S.A. (the "Sixth Amendment")

Dear sirs, in our opinion, the text of the above referenced Sixth Amendment, as herewith enclosed, substantially complies with the mandatory rules of the Italian contract law, in the sense that the extension of the term of an agreement can be made with the consent of all Parties.

The present legal opinion is based solely on the document provided to us, namely the text of the Sixth Amendment herewith enclosed (Annex I, Road Map for the Extended Term or other information were not provided to us and were not considered). In particular, it is excluded from the present opinion the consideration of the business aspects of the case, comprising those connected with the concrete interests of the parties into the various provisions of the Sixth Amendment and the Cooperation and Support Agreement since we are not aware of the negotiations occurred between them.

As we previously discussed, we are not expert of fiscal, currency, corporate or administrative matters (telecommunications, data protection laws), and separate advise should be obtained for any issues related to these subjects.

Yours sincerely

Avv. Claudio Costa
(Attorney at Law)

STUDIO TORTA

Via Viotti, 9 - 10121 Torino - Italy
Tel. +39-011.561.13.20; Fax +39-011.562.21.02
E-mail: info@studiotorta.it Internet: www.studiotorta.com

Industrial Property Consultants - Established in 1879
European and Italian Patent Attorneys
European and Italian Trade Mark and Design Attorneys
TURIN MILAN BOLOGNA TREVISO ROME

KASZNAR LEONARDOS
Attention Mrs. Roberta de Oliveira Mendes
TEOFILO OTONI STREET, 63
5TH-8TH FLOORS
20090-080 RIO DE JANEIRO
BRASILE

Turin, 7 February 2013

LEGAL OPINION

Re: Draft Sixth Amendment to the Cooperation and Support Agreement between Telecom Italia S.p.a. and Tim Celular S.A. and Intelig Telecomunicações Ltda and Tim Participações S.A. (the "Sixth Amendment")

Dear sirs, in our opinion, the text of the above referenced Sixth Amendment, as herewith enclosed, substantially complies with the mandatory rules of the Italian contract law, in the sense that the extension of the term of an agreement and the added provision that can be made with the consent of all Parties.

Also the added provision "*certain Projects may be performed by certain TI's Affiliates (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates*" does not appear in itself to conflict with mandatory rules of the Italian contract law.

The present legal opinion is based solely on the document provided to us, namely the text of the Sixth Amendment herewith enclosed (Annex I, Road Map for the Extended Term or other information were not provided to us and were not considered). In particular, it is excluded from the present opinion the consideration of the business aspects of the case, comprising those connected with the concrete interests of the parties into the various provisions of the Sixth Amendment and the Cooperation and Support Agreement since we are not aware of the negotiations occurred between them.

As we previously discussed, we are not expert of fiscal, currency, corporate or administrative matters (telecommunications, data protection laws), and separate advise should be obtained for any issues related to these subjects.

Yours sincerely

Avv. Claudio Costa
(Attorney at Law)

10121 **Torino**
Via Viotti, 9
Tel. +39-011.561.13.20
Fax +39-011.562.21.02

20123 **Milano**
Corso Magenta, 56
Tel. +39-02.48.01.42.16
Fax +39-02.48.01.50.82

40133 **Bologna**
Via Emilia Ponente, 34
Tel. +39-051.38.91.22
Fax +39-051.38.90.30

31100 **Treviso**
Viale Appiani, 26
Tel. +39-0422.22.199
Fax +39-0422.23.316

00187 **Roma**
Via Due Macelli, 47
Tel. +39-06.67.91.589
Fax+39- 06.67.97.747

Kasznar (1919)
Leonardos

PROPRIEDADE
INTELECTUAL

Rio de Janeiro
January 11, 2013

TIM CELULAR S.A.
Av. das Américas, 3434
bloco 6 - GATE
Barra da Tijuca
22640-102, Rio de Janeiro, RJ
At: Cybelle Carneiro Fernandes

REF.: Review of the Sixth Amendment to the Cooperation and Support Agreement executed between *TELECOM ITALIA S.P.A. and TIM CELULAR S.A.; INTELIG TELECOMUNICAÇÕES LTDA.* Having TIM PARTICIPAÇÕES S.A. as intervening party.

N/ref.: L2789

Dear Sirs

We refer to the above mentioned subject matter and to your request of a Legal Opinion regarding the Cooperation and Support Agreement in light of the draft of the Sixth Amendment to such Agreement.

Although both the Agreement and the Amendment are governed by the Italian Law, we should bear in mind that, as it produces effect in Brazil, it is also important to analyze its compatibility to the Brazilian legal system.

The Amendment's main effects are: (i) to update the parties so as to reflect the acquisition of TIM NORDESTE S.A.; TIM FIBER SP LTDA and TIM FIBER RJ LTDA by TIM CELULAR S.A.; (ii) to renew the Agreement for a new twelve months term, that is, until January 2nd, 2014 ("*Extended Term*"); (iii) to establish a new "*Project's Price Cap*" *for the Extended Term*), so as to reflect the new budgetary goals and (iv) to introduce a new "*Road Map*" valid along the year 2013 ("*Road Map for the Extended Term*").

Such renewal is duly foreseen by clause 8.1.1 of the Agreement and neither it nor the other alterations introduced by the Amendment are in conflict with Brazilian Law.

Whereas the Sixth Amendment does not substantially alter the nature and merits of the Agreement, we reiterate that: (i) the provisions of the Agreement remain in full efficacy according to the Brazilian legislation and we do not foresee any conflict between its provisions and the Brazilian Law; (ii) the modifications proposed by the Amendment do not affect the nature of the Agreement and, therefore, it remains exempt of recordal at the Brazilian Patent and Trademark Office (BPTO).

Please only be reminded that, although the parties are free to establish the Italian Law as the governing law of the Agreement, the Brazilian Law cannot be completely exempted and it may be applicable, if a conflict regarding such contract is submitted to a Brazilian Court.

It is our opinion that both the Sixth Amendment can be executed by the contracting parties as they are perfectly in accordance with the Brazilian Law.

Roberta de Oliveira Mendes
OAB/CE 15022

Gisela R. Glissmann
OAB/RJ 100587

KASZNAR LEONARDOS
Propriedade Intelectual

GFL/ROMendes

Kasznar (1919)
Leonardos

PROPRIEDADE
INTELECTUAL

Rio de Janeiro
February 5, 2013

TIM CELULAR S.A.
Av. das Américas, 3434
bloco 6 - GATE
Barra da Tijuca
22640-102, Rio de Janeiro, RJ
Att: Dra. Áurea Núbia dos Santos

REF.: TELECOM ITALIA S.P.A. - Sixth Amendment to the Cooperation and Support Agreement
Our ref.: L2789

Dear Sirs,

Having reviewed the alteration introduced in the Sixth Amendment to the Cooperation and Support Agreement after of our legal opinion rendered on January 11, 2013, we would like to comment the following:

The alteration in question is reflected in the wording of the clause 2.5, which foresees the possibility of other companies, affiliated to Telecom Italia S.p.A. but not directly named on the Agreement, executing projects related to the Agreement.

We confirm that the said amendment is per se acceptable and valid to the Brazilian legal system and does not affect the merits of our first legal opinion, reason why we reiterate it in all its terms.

Yours sincerely,

Roberta de Oliveira Mendes

KASZNAR LEONARDOS
Intellectual Property

GFL/ROMendes

Rua Teófilo Otoni, 63 | 5° ao 8° andar | 20090-080 | Rio de Janeiro | RJ | Brasil | t. 55 (21) 2113-1919 | f. 55 (21) 2113-1920
Av. Nove de Julho, 3.147 | 7° e 11° andar | 01407-000 | São Paulo | SP | Brasil | t. 55 (11) 2122-6600 | f. 55 (11) 2122-6633
Rua Padre Chagas, 66 | 607 | 90570-080 | Porto Alegre | RS | Brasil | f/t. 55 (51) 3013-5749
www.kasznarleonardos.com
mail@kasznarleonardos.com

SIXTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

SIXTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Sixth Amendment to the Cooperation and Support Agreement (the "**Sixth Amendment**") is made this _____day of _____ 2013, by and between:

Telecom Italia S.p.A., an Italian corporation, with its head office located in the City of Milan, Italy, at Piazza Affari 2, 20123, registered with the Italian Register of Companies under number 00488410010 (hereinafter referred to as "**TI**"),

and

TIM CELULAR S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of São Paulo, State of São Paulo, at Avenida Giovanni Gronchi, nº 7143, Brazil, registered with the National Register of Legal Entities (C.N.P.J.) under number 04.206.050/0001-80, (hereinafter referred to as "**TIM CELULAR**"), **INTELIG TELECOMUNICAÇÕES LTDA** a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the city of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 370 registered with the National Register of Legal Entities (C.N.P.J.) under number 02.421.421/0001-11 (hereinafter referred to as "**INTELIG**");

and, as intervening party,

TIM PARTICIPAÇÕES S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, nº 3434, 7th floor, Brazil, registered with the National Register of Legal Entities – C.N.P.J. under number 02.558.115/0001-21, ("**TIM PART**").

For the purposes hereof TI, TIM CELULAR, INTELIG and TIM PART shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR and TIM Nordeste S.A., in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, on the 8th April 2008, the 22nd April 2009, the 25th of May 2010, the 6th of May 2011, and the 24th of April, 2012, TI, TIM CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) INTELIG, TIM Fiber SP Ltda, TIM Fiber RJ S.A. (these last three companies only with respect to the Fifth Amendment) and TIM Part, the latter as intervening party, entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment and Fifth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 2nd January 2013 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011 and 2012;

WHEREAS, effective as of the 30th of December, 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

WHEREAS, on the 31st of October, 2011, TIM CELULAR acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR;

WHEREAS, according to the Fifth Amendment to the Cooperation and Support Agreement, the Term of the Agreement expired on the 2nd of January 2013;

WHEREAS, TIM CELULAR and INTELIG are willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Sixth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. **Definitions and Interpretation.**

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Sixth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Sixth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Sixth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Sixth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Sixth Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference, individually or collectively, as the case may be, to TIM CELULAR and INTELIG.

1.5 Each reference in the Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI, TIM CELULAR and INTELIG.

2. **Amendment to the Agreement.**

2.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which expired on January 2, 2013, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until January 2, 2014 (the "**Extended Term**").

2.2 Projects' Price Cap for 2013. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of **€ [•]**(Euro **[•]**) (the "**Projects' Price Cap for the Extended Term**").

2.3 Road Map for the Extended Term. Prior to the execution of this Sixth Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and the Companies and, by the execution of this Sixth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Sixth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Sixth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. **Governing Law.**

This Sixth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Sixth Amendment and are incorporated herein by reference, *mutatis mutandis*.

____

TELECOM ITALIA S.P.A.
By:
Title:

TIM CELULAR S.A.
By:
Title:

INTELIG TELECOMUNICAÇÕES LTDA
By:
Title:

And, as intervening Party:

TIM PARTICIPAÇÕES S.A.
By:
Title:

Annex I

ROADMAP FOR THE EXTENDED TERM

PROPOSAL OF ALTERATION OF THE INTERNAL RULE OF THE STATUTORY AUDIT COMMITTEE OF TIM PARTICIPAÇÕES S.A.

1 – JUSTIFICATION:

The proposal of alteration of the Internal Rule of the Statutory Audit Committee has as its objective to modify the area responsible for the receipt, processing, treatment, organization and submission to the Statutory Audit Committee of the anonymous accusations received, a function which will no longer be performed by the Internal Audit of TIM Participações S.A. ("Company"), and shall begin to the performed by the Legal Management of the Company.

2 – ALTERATIONS:

For such, it will be necessary to amend § 1 of Art. 24 of the Internal Rule of the Statutory Audit Committee

Current wording:

"***Art 24*** *– The Company shall provide an e-mail address, through which there shall be received anonymous accusations in connection with any accounting matters, of internal accounting or audit controls:*

§1 *– The Internal Audit, in the terms of the Procedure for Receipt, Processing and Treatment of Accusations and Reports approved by the Company, shall be responsible for receiving and pre-classifying the anonymous accusations eventually received, as well as organize them so as to submit them to the knowledge and analysis of the Directors. Such accusations shall be accompanied by recommendation with respect to measures which may possibly be taken;*

(...)"

Wording proposed:

"Art 24 – *The Company shall provide an e-mail address, through which there shall be receive anonymous accusations in connection with any accounting matters, of internal accounting or audit controls:*

§º *- The Legal Management, in the terms of the Procedure for Receipt, Processing and Treatment of Accusations and Reports approved by the Company, shall be responsible for receiving and pre-classifying the anonymous accusations eventually received, as well as organize them so as for them to be submitted to the knowledge and analysis of the Directors. Such accusations shall be accompanied by a recommendation with respect to the measures possibly to be taken;*

(...)"

<u>3 – INTERNAL RULE OF THE STATUTORY AUDIT COMMITTEE OF TIM PARTICIPAÇÕES S.A. WITH THE ALTERATION PROPOSED WHICH IS HIGHLIGHTED:</u>

INTERNAL RULE OF THE STATUTORY AUDIT COMMITTEE OF TIM PARTICIPAÇÕES S.A.

CONCEPT

Art 1st - This Internal Rule ("Rule") has as its objective to establish, through the principles of transparency, equity and accountability, the rules for the proper functioning of the Statutory Audit Committee of TIM Participações S.A. ("Company"), defining all of its responsibilities and prerogatives, as well as to define the relationship with the other corporate bodies of the Company.

MISSION

Art 2nd - The Statutory Audit Committee is the body of inspection of the acts of the administration of the Company and of information to the shareholders, and shall be constituted and operate independently, as established in this Rule, in the Bylaws of the Company, in Law 6.404, of December 15, 1976 ("LSA"), as amended, in the best practices of Sustainability and Corporate Governance in effect in the market and other applicable legal provisions.

§1 – In addition to its ordinary attributions, the Statutory Audit Committee also performs the function of Board of Auditors of the Company, according to the provisions in the US legislation, to which the Company is subject as a company registered in the *Securities and Exchange Commission – SEC*.

§2 – For purposes of this Rule, when not specifically described otherwise, the references made to the Statutory Audit Committee also include the activities performed by the latter in the capacity of Board of Auditors.

COMPOSITION, TERM OF OFFICE AND INVESTITURE

Art 3rd - The Statutory Audit Committee shall be comprised of 3 (three) to 5 (five) permanent members and an equal number of deputies, shareholders or not, elected by the General Meeting. The members of the Statutory Audit Committee shall be of blameless reputation and be independent. To qualify as independent, the member of the Statutory Audit Committee shall comply with the following requirements: (a) not be or have been, in the last 3 (three) years, an employee of administrator of the Company or of a subsidiary or company under common control; and (b) not receive any remuneration, directly or indirectly, from the Company or from a subsidiary or company under common control, except the remuneration as member of the Statutory Audit Committee.

§1st – The members of the Statutory Audit Committee and their deputies shall exercise their mandates until the first annual shareholders' meeting which is held after their election, reelection being permitted.

§2nd – There may not be elected to the Statutory Audit Committee individuals who:

I -do not meet the eligibility requirements established in the LSA or who find themselves in a situation of impediment contemplated in said legal provision;

II -are prevented by a special law, or convicted for crime of bankruptcy, prevarication, bribery or subornation, embezzlement, peculation or crime against the popular economy, the public faith or property, or to the criminal penalty that forbids, even if temporarily, access to public office;

III -are declared as disqualified by an act of the Brazilian Securities and Exchange Commission - Comissão de Valores Mobiliários ("CVM");

IV -hold offices in companies which may be considered competitors in the market, especially, in consulting boards, boards of directors or board of auditors, and who have a conflicting interest with the Company, except if waived by the General Meeting; and

V –- are not qualified as independent, as provided in part two of the *caput* of this Art. 3.

§3rd – At least one of the members of the Statutory Audit Committee shall declare himself to be an expert with deep knowledge of finance and accounting, according to the accounting practices adopted in Brazil (Brazilian GAAP) and the accounting practices adopted in the United States (US GAAP) and with experience in the preparation, analysis,

audit and evaluation of financial statements or experience in the supervision of professionals who perform these functions, as well as with understanding of internal controls and procedures for the provision of financial information and information on the functioning of audit committees. Such knowledge and experience shall have been obtained through (a) academic education and experience as an executive in the areas of finance, accounting or audit, (b) office that involves the performance or supervision of such activities, (c) experience supervising or evaluating the performance of companies or of independent auditors in relation to the preparation, analysis, audit and evaluation of financial statements or (d) other relevant experience.

§4th – The members of the Statutory Audit Committee shall elect, in their first meeting, their Chairman, as well as define the annual calendar of ordinary meetings of the Committee.

§5th – The administration of the Company shall appoint qualified personnel to provide technical support to the Statutory Audit Committee.

Article 4 – Upon investiture, the members of the Statutory Audit Committee shall sign, in addition to a term of investiture, a declaration through which they adhere to the terms of this Rule, of the Code of Ethics of the Company, of Manual of Policy and Disclosure and Use of Information and of Trading of Securities of the Company, and shall also sign a declaration attesting that they are not prevented, in the terms of §2 of Art. 3 of this Rule. Such documents shall be filed in the headquarters of the Company.

COMPETENCE

Art 5 – In addition to the attributions contemplated in the LSA, in the Bylaws, as well as in the rules, regulations and provisions issued by the competent regulation entities, the Statutory Audit Committee shall privately:

I - inspect, by any of its members, the acts of the administrators and ensure compliance with their legal and statutory duties;

II - issue an opinion on the annual report of the administration, causing it to be set forth in their opinion the complementary information that he deems necessary or useful for taking of resolutions by the general meeting;

III - analyze the work plan of the internal auditors, discuss the result of their activities, works and revisions made;

IV – recommend to the Board of Directors, the hiring or termination of the contract with independent auditors;

V – supervise the activities of the independent auditors of the Company, including, in the extent permitted by the legislation, assistance in the solution of the eventual differences between the administration and the independent auditors regarding the presentation of the financial statements and information;

VI – issue an opinion on the proposals of the board of director, to be submitted to the general meeting, with respect to the modification of the capital stock, issuance of debenture or subscription bonus, investment plans or budgets of capital, distribution of dividends, transformation, incorporation, merger or split;

VII – denounce, by any of its members, the administration bodies and, if the latter do not take the steps necessary to protect the interests of the Company, the general meeting, or errors, frauds or crimes which they discover, and suggest useful steps to the Company;

VIII – call an ordinary general meeting, if the administration bodies delay for more than one month this call, and the special general meeting, whenever there occur serious or urgent matters, including in the agenda of the meetings the matters that they deem necessary;

IX – analyze, at least quarterly, the trial balance and the financial statements prepared periodically by the Company;

X- examine the financial statements and the proposal of allocation of the income of the fiscal year, and issue an opinion on them;

XI – follow up on and clarify eventual adjustments of previous fiscal years; and

XII – perform annually, or on bases subsequently determined, self-assessment of the performance of the Statutory Audit Committee, including the evaluation of relationship with the internal areas of the Company, by issuing a substantiated report with respect to the activities of the members of the Statutory Audit Committee.

Art. 6- The Statutory Audit Committee shall, moreover, in its performance as Board of Auditors, have the following attributions:

I – issue an opinion previously on the services to be rendered by the independent auditors, whether these services are of audit or not, as well as on the respective fees to be paid by the Company;

II – review the annual work plan of the independent and internal auditors of the Company, discuss the result of their activities, works and revisions made, as well as analyze their performance, independence, partner rotation policy and any other relevant questions raised in the most recent internal quality review of the firm, or review by the peers, as well as any questioning or investigation by governmental authorities or other regulation bodies;

III – analyze the effectiveness of the systems of internal controls and risks management of the Company, in order to, among others, monitor compliance with the provisions related to the presentation of the financial statements and information; and

IV – discuss with the legal area, actions, administrative procedures, assessments and penalties against the Company, the risks and provisions made and to be made.

Art. 7 – The Chairman of the Statutory Audit Committee shall:

I - ensure the effectiveness and good performance of the body;

II - call the meetings of the Statutory Audit Committee;

III - assure the effectiveness of the system of follow up and evaluation, by the Statutory Audit Committee itself;

IV - preside over the meetings of the Statutory Audit Committee, communicating to the other members the agenda, in the terms of this Rule;

V - orient the works, keeping in order the debates, as well as seeking to solve questions of order raised in the meetings;

VI - sign and receive the official correspondence of the Statutory Audit Committee, to send it subsequently to the other members;

VII - requisition tax, accounting, corporate books; documents and/or information, among others, necessary to the performance of the functions of the Statutory Audit Committee, without staying the requisitions individually made by any of its members;

VIII - communicate, to the person rightfully concerned, the results related to the resolutions of the Statutory Audit Committee;

IX - analyze the requests of any of the members of the Statutory Audit Committee, enabling, whenever possible, the steps necessary to comply with them timely, including with respect to the call, for meetings of the Statutory Audit Committee, of persons who, for themselves or entities that they represent, may provide relevant clarifications to the matter in question;

X - organize, whenever necessary, meetings and work meetings among the members of the Statutory Audit Committee and the administration, the internal auditors, and the independent auditors to deal with matters under the competence of the body; and

XI - comply and ensure compliance with this Rule and the other legal or regulatory provisions of functioning of the Statutory Audit Committee.

Art 8 – It is incumbent upon each member of the Statutory Audit Committee, individually, to:

I - attend at the meetings of the Committee;

II - examine, with due care, the matters distributed to them, reporting them and, when applicable, issuing opinions on them;

III - take part in the discussions and voting, asking to see the matter, if deemed necessary, during the discussion and before voting;

IV - request, through the Committee or directly to the bodies of administration of the Company (Board of Directors and Management) any documents and/or information

necessary to the performance of his function, always informing the performance of such act by sending a copy of the request to the other members of the Statutory Audit Committee;

V - attend the meetings of the bodies of administration or of the shareholders' meeting, in which it is deliberated on matters in which he must issue an opinion or whenever called;

VI - communicate, in writing, to the Chairman of the Statutory Audit Committee and to the General Secretariat of the Committee, at least 5 (five) days before the date scheduled for holding of the meeting of the Statutory Audit Committee, the impossibility to attend said meeting, for purposes of call of the deputy;

VII - maintain non disclosure on all and any information of the Company to which it has access as a result of holding the office, and require the same confidential treatment from the professionals who advise him, using it only to perform his functions as member of the Statutory Audit Committee, under penalty of answering for the act that contributes to its undue disclosure;

VIII - declare, prior to the resolution that, for any reason, it has a private or conflicting interest with that of the Company, with respect to a certain matter submitted to his appreciation, abstaining from discussing and voting on it; and

IX - endeavor for the adoption of good corporate government practices by the Company.

§1st – Any of the members of the Statutory Audit Committee is authorized to cause himself to be accompanied by a lawyer of accounting consultant (who is not in a situation of potential conflict of interest with the Company) to assist him in questions that he deems relevant or of greater complexity, in which case the respective lawyers of accounting consultants shall sign a declaration that they are not prevented and a confidentiality agreement, by which they undertake not to disclose any information or document which they have obtained as consultants of the Statutory Audit Committee, which shall remain responsible for the confidentiality of the information furnished to its consultants, and shall declare not to be in a situation of conflict of interests with the Company.

§2nd – For purposes of the provisions of item V above, the members of the Statutory Audit Committee shall be called by the General Secretariat on behalf of the administration of the Company, by sending a registered letter, fax or e-mail with confirmation of receipt

at least 05 (five) days, in advance, addressed to all the members of the Statutory Audit Committee at the addresses informed by the latter to the Company.

§3rd – If the provisions of the § above of this Article are not respected, there shall not be imputed any responsibility to the members of the Statutory Audit Committee for not attending the meetings of the bodies of the administration or of the shareholders' agreement.

DUTIES AND RESPONSIBILITIES

Art 9 – The members of the Statutory Audit Committee have the same duties and obligations as the administrators contemplated in Articles 153 to 156 of the LSA, and answer for the damages resulting from omission in complying with their duties and from acts performed with negligence or malice, or in breach of the Law or Bylaws.

§1 – The member of the Statutory Audit Committee is not responsible for the illicit acts of other members, except if conniving with them, or if he concurs to the performance of the act.

§2 – The responsibility of the members of the Statutory Audit Committee for omission in compliance with his duties is joint responsibility, but the dissident member who causes to consign his divergence in the minutes of the meeting of the body and who communicates it to the bodies of the Administration and to the General Meeting is released from it. In the event of resistance by the other members of the Statutory Audit Committee in recording the position of dissident Director, he will be authorized to present a dissident vote, separately, in writing.

§3 – The members of the Statutory Audit Committee shall inform immediately the modifications in their share positions in the Company to CVM and to the Stock Exchange or organized counter market entity, in which the securities of the Company are admitted to negotiation, in the conditions and manner determined by CVM.

Art. 10 - The Statutory Audit Committee shall take steps or initiatives which, at its discretion, and in compliance with the limits of its competence, represent assistance to the control bodies involved.

Art. 11 – The matters of a confidential nature which are appreciated by the members of the Statutory Audit Committee shall be maintained confidential, in compliance, moreover, with the provisions of Art. 157, § 5, of the LSA and the determinations of Instruction No. 358, of January 03, 2002, issued by CVM.

MEETINGS

Art 12 - The Statutory Audit Committee shall meet, ordinarily, once a month, and, extraordinarily, whenever necessary at the headquarters of the Company, and the meeting may also be held at another designated location.

§1 – The meetings, ordinary or extraordinary, shall be called by the Chairman of the Statutory Audit Committee or by 2 (two) members of the same, through remittance of registered letter, fax or e-mail with confirmation of receipt at least 7 (seven) days in advance, addressed to all the Members at the addresses informed by the latter to the Company. Notwithstanding, in the cases of manifest urgency, at the sole discretion of the Chairman of the Statutory Audit Committee, the call of the meetings may be made with less prior notice.

§2 – The call contemplated in §1 above shall contain succinctly, the date, time and location where the meeting of the Statutory Audit Committee shall be held, as well as the agenda and, if applicable, it shall be accompanied by a copy of the documents and processes referring to the agenda, a copy of the call being sent to the Financial Management of the Company.

§3 – The formalities of the call contemplated in this Article may be waived by agreement among all the members of the Committee, and, in the event of urgency, recognized by the Statutory Audit Committee, there may be submitted to discussion and voting documents not included in the agenda.

§4 – The meetings of the Statutory Audit Committee shall be convened with the presence of the majority of its members.

Art. 13 – The Committee manifest by majority of votes of its members present at the meeting, but the dissident member may consign his divergent vote in minutes of meeting and communicate it to the bodies of the administration and to the general meeting.

Art. 14 – The members of the Statutory Audit Committee shall be substituted, in their absences and impediments, by the respective deputy.

Art. 15 – In addition to the cases of death, waiver, removal and others contemplated in the law, a vacancy of the office shall occur when the member of the Statutory Audit Committee fails to attend, without cause, at 2 (two) consecutive or 3 (three) intercalary meetings, in the calendar year.

§1st – If there is a vacancy in the office of member of the Committee, the substitution shall be by the respective deputy.

§2 If there is a vacancy of more than half of the offices and if there are no deputies to call, the Chairman of the Statutory Audit Committee shall inform the administration of the Company, to arrange for the call of a General Meeting to elect the deputies

Art. 16 – The members of the Statutory Audit Committee may participate in the meetings through audio or video conference.

Art. 17 – In the eventual absence of the Chairman of the Statutory Audit Committee, the meeting shall be chaired by his respective deputy and in the absence of the same, by the member chosen at the time of the meeting, by majority of those present.

Art. 18 – There shall be drawn up minutes of the meeting with indication of the order number, date, location, Members of the Committee present, a succinct report of the works and resolutions taken, which shall be transcribed in the "Book of Minutes and Opinions of the Statutory Audit Committee", according to the rules in force. Copies of the minutes shall be sent to the Company's Financial Management, and shall be at the disposal of the Directors of the Board of Directors.

Art. 19 – During the analyses and discussions of the reports and opinions, the Chairman shall pass the floor to the members of the Committee who request it, and the latter may formulate verbal or written requirements, and request steps for instruction of the matter being debated.

Art. 20 – The member who does not judge himself to be sufficiently clarified shall formally request to the Chairman of the Statutory Audit Committee to see the document or adjournment of the discussion.

§1 – The term for inspection shall be up to 5 (five) running days maximum.

§2 – When there is manifest urgency, the Chairman may determine that a new meeting be held within 5 (five) running days, the formalities of call being waived.

SECRETARIAT

Art. 21 - The Statutory Audit Committee shall have, to assist directly its works, a General Secretary, to be appointed by the Company, with the following attributions:

I -organize the agenda of the meetings, having heard the members of the Committee;

II -– hold and call ordinary meetings to the members of the Statutory Audit Committee, according to the calendar approved by the Committee itself, always in writing and at least 7 (seven) days in advance, in the events of manifest urgency, in the terms established in § 1, Art. 11 hereof;

III - Act as secretary of the works and write the minutes of each meeting, proceed the reading and distribution of the minutes mentioned, by copy, to the members of Committee, at the time of the respective approval;

IV - Diligence in the scope of the Company, to procure the documents necessary to instruct the matters to be appreciated by the Statutory Audit Committee;

V - Diligence, in the scope of the Company, so that the information requested by the members of the Committed, in the use of their attributions, be obtained in connection with the other areas of the Company;

VI -inform the Committee members on the transit of the matters under diligence;

VII -provide the disclosure of the resolutions and recommendations of the Committee, when recommended by the Statutory Audit Committee or by the administration;

VIII -maintain under his custody and responsibility all the documents (calls, opinions and resolutions), Books of Minutes and Opinions of the Committee; and

IX - call the ordinary meetings according to the calendar approved by the Committee; the extraordinary meetings, provided that the call procedures set forth in § 1, Art. 11 hereof are respected.

Sole § - The logistical support to the activities inherent to the General Secretary shall be provided by the organizational units of the Company.

OWN BUDGET - EXPENSES

Art. 22 – The General Meeting of the Company shall set aside, annually, the amount estimated to pay for the expenses of the Statutory Audit Committee, which shall be incurred according to a budget approved by the majority of its members.

§1 – The Company's administration shall take the necessary steps, so that the Company bear with the costs and expenses, as approved by the Statutory Audit Committee, in compliance with the limit established by the General Meeting of the Company.

§2 – The Statutory Audit Committee, upon resolution by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and attributions, observing the annual budget limit established by the General Meeting, according to the *caput* of this Art. 22 and, provided that they no present a conflicting interest with the Company.

REMUNERATION

Art. 23 – The remuneration of the members of the Statutory Audit Committee shall be established by the Ordinary Shareholders' Meeting which elects them, and may not be lower, for each acting member, than a tenth of that, on average, which is attributed to each member of the Management, not computing profit sharing.

Sole § - The acting deputy shall be entitled to the remuneration to which the permanent member would be entitled, in the period of the substitution, counted month by month, period in which the permanent member shall not receive the monthly remuneration.

DENOUNCEMENT

Art. 24 – The Company shall provide an e-mail address, through which there shall be received anonymous accusations relative to any accounting matters, internal accounting or audit controls;

§1 – The Legal Management ~~The Internal Audit~~, in the terms of the Procedure for Receipt, Processing and Treatment of Accusations and Reports approved by the Company, shall be responsible for receiving and pre-classifying the anonymous accusations eventually received, as well as to organize them so that they are submitted to the knowledge and analysis of the members of the Committee. Such accusations shall be accompanied by a recommendation with respect to the measures possibly to be taken;

§2 – The Committee members, after due analysis and evaluation of the accusations received by the Company, detecting the origin of the same, shall manifest to this effect, and recommend that the same be informed to the Board of Directors of the Company, so that the appropriate steps are taken.

LIMITATIONS

Art. 25 – Without prejudice to its attributions and competencies, as contemplated in this Rule and in the Bylaws of the Company, the Statutory Audit Committee shall not be responsible for the planning and conducting of the process of internal audit of the Company. Such responsibility is primarily incumbent upon the administration and the independent auditors, in the terms of the applicable legislation.

GENERAL PROVISIONS

Art. 26 – The doubts raised in the application of this Rule shall be clarified upon analysis, with the participation of the specialist legal advisors of the provisions of Brazilian corporate law and of the Sarbanes-Oxley Act, rules of the SEC and NYSE.